SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF [Taxpayer Identification Number] nº 06.164.253/0001-87 NIRE 35.300.314.441

Publicly-held Company

MANAGEMENT PROPOSAL

For the Annual and Extraordinary General Meeting April 30, 2024

Document approved at the Board of Directors´ Meeting held on March 27, 2024

TABLE OF CONTENTS

1.	PRELIMINARY REMARKS	3
2.	ANNUAL GENERAL MEETING	4
2.1.	DOCUMENTS AND INFORMATION FOR COMPLIANCE WITH CVM RESOLUTIONS Nº 81/2022 AND Nº 80/2022	4
2.1.1.	PROPOSAL FOR THE OVERALL REMUNERATION OF THE MANAGERS FOR YEAR 2024	4
2.1.2. .	MANAGEMENT´S PROPOSAL FOR ALLOCATION OF THE INCOME FOR YEAR 2023	5
2.1.3. .	MANAGEMENT´S COMMENT ON THE COMPANY´S FINANCIAL POSITION (ITEM 2 OF THE REFERENCE FOR)	6
2.1.4.	INFORMATION REGARDING CANDIDATES NOMINATED OR SUPPORTED BY MANAGEMENT OR CONTROLLING SHAREHOLDERS (ITEMS 7.3 TO 7.6 OF THE REFERENCE FORM)	48
2.1.5.	COMPENSATION OF ADMINISTRATORS (ITEM 8 OF THE REFERENCE FORM)	84
4	STATEMENT BY THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE COMPANY’S FINANCIAL STATEMENTS	136
6.	FISCAL COUNCIL´S OPINION	138
7	STATEMENT BY THE CANDIDATES TO THE BOARD OF DIRECTORS	139
8	STATEMENT BY THE BOARD OF DIRECTORS	140
9	SPECIAL MEETING OF SHAREHOLDERS	141
According to Article 12, items I and II of CVM Resolution No. 81, of March 29, 2022, as amended, the Company's management makes available below the information related to the statutory amendment proposed for resolution at the Company's Annual and Special Meeting, to be held on April 30, 2024, at 10 am		141
9.1.	AMENDMENT TO THE HEAD PROVISION OF ARTICLE 5 OF THE COMPANY’S BYLAWS	141
9.2.	COPY OF THE BYLAWS	142

GOL LINHAS AÉREAS INTELIGENTES S.A. CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

1.	PRELIMINARY REMARKS

The Management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) informs that the documents listed below, and attached to this document, are already available to the Shareholders at the Company’s headquarters and disclosed on the websites of:Investor Relations (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão (“B3”)(www.b3.com.br). We emphasize that this disclosure complies with the legal determinations in effect, as well as with CVM Resolution no. 80, of March 29, 2022 (“RCVM 80”), CVM Resolution no. 81, of March 29, 2022 (“RCVM 81 ”), as amended, and to the Annual Circular Letter 2024 CVM/SEP issued by the CVM’s Corporate Relations Superintendence.

•	Annual Management Report;
•	Copy of the Financial Statements;
•	Report of the Independent Auditors;
•	Statement by the Managers that they have reviewed, discussed and agreed with the

Company’s financial statements;

•	Statement by the Managers that they have reviewed, discussed, and agree with the opinions expressed in the Independent Auditors’ Report;

•	Annual Report and Opinion of the Company ’s Statutory Audit Committee;
•	Release of results for the 4th quarter 2023;
•	Standardized Financial Statement Form - DFP;
•	Opinion of the Fiscal Council; and
•	Comparative table that includes (a) the proposed amendments to the Bylaws, and (b) the origin and justification of the amendments, in accordance with Article 1 2 of RCVM 81.

2.	ANNUAL GENERAL MEETING

2.1.               DOCUMENTS AND INFORMATION FOR COMPLIANCE WITH CVM RESOLUTIONS Nº 81/2022 AND Nº 80/2022

2.1.1.                                  PROPOSAL FOR THE OVERALL REMUNERATION OF THE MANAGERS FOR YEAR 2024

The Company’s Management proposes an overall and annual gross amount of BRL R$51.271.416,01 (fifty-one million, two hundred and seventy-one thousand, four hundred and sixteen reais and one cent) for the remuneration of the Company’s Managers (Board of Directors and Executive Board) for the year 2024, complying with the provisions in the legislation in force and in the Company’s Bylaws. Said value includes labor and tax charges on salary amounts. The net amount for Managers’ remuneration for the year 2024, corresponding to BRL R$ 38.565.432,27 (thirty-eight million five hundred and sixty-five thousand four hundred and thirty-two reais and twenty-seven centavos), represents an increase of 140.83% - R$ 22.551.568,96 (twenty-two million five hundred and fifty-one thousand five hundred and sixty-eight reais and ninety-six cents) compared to the overall net remuneration paid to the Managers in 2023. The variation arises from the payment of Retention Bonuses to the Company's Statutory Directors, carried out in January/24 as a result of the Chapter 11 request.

.

For fiscal year 2023, a proposal for net remuneration of the managers in the amount of R$27,230,610.98 (twenty-seven million, two hundred and thirty thousand, six hundred and ten reais and ninety-eight cents) was approved. The amount effectively realized during this period was BRL R$ 23.568.174,01 (twenty-three million five hundred and sixty-eight thousand one hundred and seventy-four reais and one cent), which represents a reduction of 13.45% - BRL R$3.662.436,97 (three million six hundred and sixty-two thousand four hundred and thirty-six reais and ninety-seven cents) in relation to the net amount approved.

Additional and detailed information, pursuant to Article 13, item II of CVM Resolution 81/2022, as per item 8 of the Reference Form, are available in item 2.1.5 of the Management Proposal, at the Company’s headquarters and on theInvestor Relations websites (http://www.voegol.com.br/ri), of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, March 27, 2024.

THE MANAGEMENT

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2.1.2.                                  MANAGEMENT´S PROPOSAL FOR ALLOCATION OF THE INCOME FOR YEAR 2023

The Company’s Management, in compliance with item II of the Sole Paragraph of Article 10 and Annex A of CVM Resolution No. 81/2022, as amended, provides the proposed allocation of income for the year ended December 31, 2022.

Having in consideration that the Company recorded a loss for the fiscal year ended December 31, 2023, the presentation of the allocation of net income, in accordance with RCVM 81 is not applicable.

São Paulo, March 27, 2024.

THE MANAGEMENT

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2.1.3.                                  MANAGEMENT´S COMMENT ON THE COMPANY´S FINANCIAL POSITION (ITEM 2 OF THE REFERENCE FOR)

Pursuant to art. 10, item III, of CVM Resolution No. 81, dated March 29, 2022, as amended, the Company provides the management’s comments on the Company’s financial position corresponding to item 2 of the Reference Form (“FRE”).

ITEM FRE 2.1 – FINANCIAL AND EQUITY CONDITIONS

The financial data referred to below is extracted from our consolidated financial statements for the fiscal year ended December 31, 2023. These financial statements were prepared under the responsibility of our management, in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil. The accounting practices adopted in Brazil comprise those included in the Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and CVM.

Finally, the information included in this section concerning our industry, financial indicators, as well as estimates regarding market shares, was obtained through internal surveys, public information, and publications on the industry. There was included information from reports prepared by official public sources, such as the Central Bank of Brazil (BACEN), the Brazilian Institute of Geography and Statistics (IBGE), the National Civil Aviation Authority (ANAC), the Brazilian Airport Infrastructure Company (INFRAERO), among others. The information contained in these publications is extracted from sources believed to be reliable, but we cannot guarantee the accuracy and completeness of such information. These internal surveys and estimates have not been independently verified.

The amounts presented herein are expressed in thousands of Reais, unless indicated otherwise.

a.	general financial and asset conditions

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The Company continues to work on improving its operational efficiency and increasing profitability, in addition to face challenges related to its capital structure, aiming at reducing leverage and strengthening its balance sheet, in addition to address the deferred maintenance of the engines. The operational indicators of GOL related to the punctuality, regularity, occupancy rate and daily use of the operational fleet show its focus on efficiency and productivity, even in a scenario of lower aircraft availability.

Despite a successful operating model, the Company has been facing liquidity problems, challenges caused mainly by the COVID-19 pandemic, in line with the impacts of the airline industry globally, which suffered unprecedented disruption to its business. Consequently, the volatility in the operating cash flow caused by the substantial decline in demand for air travel resulting in disruptions and dramatic reduction in the revenue and cash generation has created significant restrictions for liquidity and resources during the pandemic. In order to manage such problems, the Company has reached agreements to defer certain leases, tax and other regulatory obligations, as well as financial obligations related to the extension and renewal of financed debt maturities.

The result was the continuity of the Company's business operations, despite these challenges related to the pandemic, but with a substantial increase in the deferred and unpaid liabilities. Although the Company's operations have been recovered after the pandemic and, as from today, the Company is capable of financing its future operating costs and certain necessary investments by means of operating cash flow, many of these inherited liabilities and deferred maintenance obligations remain outstanding and require cash flow maintenance.

The Company has executed certain transactions and undertaken a number of other efforts to address these financial headwinds, many of which have provided temporary relief and the much-needed liquidity at key times. Several market-driven factors continue to exacerbate the Company's liquidity challenges, including high fuel prices, the consistently low valuation of the Brazilian Real in relation to the dollar (affecting the size of dollar costs in relation to the real revenues), and the increase in interest rates, among others. Persistent disruptions in the supply chain and the restricted capacity in the industry maintenance, repair and operations have made it difficult to

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timely obtain necessary maintenance, leading to the accumulation of short-term required maintenance and related costs. Delays in the delivery of new aircraft scheduled for 2023 have prevented the Company from placing new aircraft into service to compensate for those undergoing maintenance, as described above.

As a result, the Company reduced the number of operationally ready aircraft in the fleet, which made it impossible for the Company to increase or even maintain its operational capacity. These operational limitations, in turn, have reduced revenue and cash generation, exacerbating the restrictions on liquidity and operational challenges.

On January 25, 2024, GOL and its subsidiaries filed for voluntary reorganization under the rules of the Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). Chapter 11 is a court-supervised reorganization process that companies use to raise capital, restructure their finances, and strengthen their business operations over the long- term while continuing to operate normally.

The voluntary reorganization aims at allowing the Company to reorganize and improve liquidity, to terminate unprofitable contracts and to modify its agreements in order to enable sustainable profitability.

As part of Chapter 11, the Company will continue to operate its business in the ordinary course, and the board and the management will remain in their positions.

Following the initiation of Chapter 11, the debtors have obtained relief from the Bankruptcy Court to operate their businesses in the ordinary course and to pay or otherwise honor, at the Debtors' discretion, certain obligations prior to the petition. These obligations include, but are not limited to, certain salary, benefits and employee-related obligations, taxes, insurance and the payment of certain suppliers.

On February 28, 2024, the Bankruptcy Court definitively granted the Debtors' request for access to up to $1 billion of debtor-in-possession ("DIP") financing from certain secured bondholders and/or their designated, to be used for, among other purposes, designated working capital expenditures, general corporate needs, and restructuring- related costs.

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Immediately after the beginning of Chapter 11, a global automatic stay of adverse actions for collection and enforcement by creditors came into force under section 362 of Title 11 of the United States Code (the "Bankruptcy Code") to prevent, among other effects, that the Debtors' creditors exercise measures in relation to the obligations prior to the Debtors' petition.

As a result of the beginning of Chapter 11, the realization of assets and the satisfaction of obligations are subject to uncertainty. The Debtors, as debtors-in- possession under the Bankruptcy Code, may, subject to Bankruptcy Court approval, sell or otherwise dispose of assets and settle or resolve obligations in amounts other than those reflected in the consolidated financial statements.

For the Company to successfully complete the Chapter 11 restructuring process, it is crucial to obtain Bankruptcy Court approval for a reorganization plan. A confirmed reorganization plan or other agreement may change materially the amounts and classifications in the Company's consolidated financial statements.

A plan of reorganization determines the rights and satisfaction of claims of various creditors and interested parties and is subject to the outcome of ongoing negotiations and decisions of the Bankruptcy Court up to the date the plan of reorganization is confirmed.

The Company currently expects that any proposed plan of reorganization shall include, among other things, mechanisms for the resolution of claims against the Company's assets, treatment of the Company's current equity and debt holders, as well as corporate governance and administrative issues relating to the Company reorganized.

Any proposed plan of reorganization shall be subject to review before submission to the Bankruptcy Court, based on discussions with the Company's creditors and other interested parties, and subsequently, in response to interested party objections and the requirements of the Bankruptcy Code and of the Bankruptcy Court.

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Our individual and consolidated financial statements were prepared on a going concern accounting basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

As a result of Chapter 11, the Company's operations and ability to develop and execute its business plan, financial condition, liquidity and continuity are subject to a high degree of risk and uncertainty associated with Chapter 11. The outcome of Chapter 11 depends on factors beyond the Company's control, including actions of the Bankruptcy Court. These individual and consolidated financial statements do not include any adjustments which may result from the outcome of this uncertainty.

The total liquidity (cash, cash equivalents, short and long-term financial investments and accounts receivable) amounted to R$1,607.6 million on December 31, 2023 (R$1,480.2 million on December 31, 2022) and represented at the end of 2023, 8.6% of our net operating revenues for the last twelve months (9.7% in 2022). Given the challenging scenario, the Management has been committed daily to honoring the Company's financial commitments and preserving its cash and liquidity position.

As of December 31, 2023, our current liquidity ratio, calculated by dividing current assets by current liabilities, was 0.23 times, compared to 0.22 times in 2022.

The Company's gross debt, made up of loans and financing and leases, on December 31, 2023 was R$20,024.9 million, compared to R$23,191.8 million on December 31, 2022.

Next, we present a summary of the consolidated balance sheet accounts for the years ended December 31, 2023 and 2022:

Consolidated Balance Sheet	2023	2022
Cash and cash equivalents	323,928	169,035
Short-term financial investments	315,901	404,113
Accounts receivable	825,196	887,734
Short-term deposits	264,524	380,267
Long-term financial investments	142,636	19,305
Long-term deposits	2,291,413	2,279,503
Fixed assets	9,187,700	9,588,696
Other short and long-term assets	3,374,896	3,241,632

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Total of assets	16,726,194	16,970,285
Short-term loans	1,261,554	1,126,629
Short-term payable leases	1,739,642	1,948,258
Shipments to be performed	3,130,772	3,502,556
Short-term frequent flyer program	1,765,664	1,576,849
Long-term loans	9,322,035	10,858,262
Long-term payable leases	7,701,733	9,258,701
Long-term frequent flyer program	239,209	292,455
Other short and long-term liabilities	14,732,699	9,765,390
Total of liabilitiess	39,893,308	38,329,100
Shareholders’ equity	(23,167,114)	(21,358,815)

As of December 31, 2023 and 2022, our total fleet was as shown in the table below:

Total fleet at the end of the period	2023	2022
B737-700 NG	16	20
B737-800 NG	81	88
MAX 8	44	38
Total (Boeing 737)	141	146

The Company leases its entire aircraft fleet. As of December 31, 2023, the total fleet consisted of 141 aircraft, of which 137 were leased without a purchase option and 4 were leased upon an option to purchase.

b.	capital structure

Equity

As of December 31, 2023, our shareholders' equity amounted to a deficit of R$23,122.5 million, while on December 31, 2022, our shareholders' equity recorded a deficit of R$21,358.8 million. This variation is mainly due to the recognition of fair value in a transaction related to ESSN 2028 and losses for the year.

As of December 31, 2023, the capital stock was represented by 3,200,601,904 shares, of which 2,863,682,500 were common shares and 336,919,404 were preferred shares. Abra Mobi LLP held 50.0% of our common shares and 18.7% of our preferred shares, while Abra Kingsland LLP held 50.0% of our common shares and 18.7% of our preferred shares and Abra Group Limited held 3.7% of our preferred

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shares, totaling 52.7% of our total capital stock. As of December 31, 2023, the Company had 50.6% of our outstanding preferred shares.

On February 15, 2023, the Board of Administration of the Company approved the voluntary conversion of 210 common shares into 6 preferred shares, all nominative and with no par value and without changing the value of the Company's capital stock.

On July 26, 2023, the Board of Administration of the Company approved an increase in the capital stock in the amount of R$264, by means of the issuance of 85,827 preferred shares, all nominative and with no par value, resulting from the exercise of share purchase options granted to eligible employees under the Share Purchase Option Plan.

The percentage shareholdings of each shareholder indicated in the table below are based on the amount of 2,863,682,500 common shares and 336,919,404 preferred shares as of December 31, 2023.

	Common Shares	%	Prefererred Shares	%	Total Shares %
Abra MOBI LLP (1) (2) (3)	1,431,841,250	50.00%	63,331,009	18.77%	1,495,172,259	24.86%
Abra Kingsland LLP (3)	1,31,840,865	50.00%	63,331,008	18.77%	1,495,171,873	25.86%
American Airlines Inc.	-	-	22,224,513	6.59%	22,224,513	5.30%
Abra Group Limited	-	-	12,664,965	3.75%	12,664,965	3.02%
Others	385	-	4,940,582	1.46%	4,940,967	1.8%
Market	-	-	170,427,327	50.67%	170,427,327	40.78%
Total	2,863,682,500	100.00%	336,919,404	100.00%	3,200,601,904	100.00%

(1)	In connection with the 2024 Exchangeable Senior Notes issued in 2019, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate the privately negotiated derivative transactions or other hedging activities related to the Exchangeable senior notes On September 30, 2023, there are 4,477,760 preferred shares, equivalent to 1.1% of the total, pledged as collateral for this operation, which shall be returned to MOBI upon maturity of the Exchangeable Senior Notes or upon termination of the loan agreement. As part of the closing of the transactions involved in the creation of Abra Group Limited, the ADSs were

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transferred to Abra MOBI LLP and Abra Kingsland LLP and partially canceled. On August 11, 2023, 11,761,120 ADSs were canceled and the underlying GOL preferred shares were delivered to Abra affiliates. There are currently 2,238,880 ADSs outstanding subject to the ADS loan agreement with Bank of America Corporation, which shall be returned upon maturity of the Exchangeable Senior Notes or upon termination of the ADS loan agreement entered into.

(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

(3)	As regards the agreement between the controlling shareholder and the main shareholders of Avianca, in the year ending December 31, 2023, MOBI FIA transferred 100% of the Company's common shares to Abra. During this same period, Abra transferred 50% of the Company's common shares owned by it to Abra Kingsland LLP and 50% of the common shares to Abra MOBI LLP. Abra holds 99.99% of the economic rights of Abra MOBI LLP and Abra Kingsland LLP.

Third-party capital

Not applicable.

Capital Structure

The following table shows our capital structure in terms of third-party capital’s share of our total capital as of December 31, 2023 and 2022:

	12/31/2023	12/31/2022
Total loans and financing	(10.583.589)	(11.984.891)
Total leases payable	(9.441.375)	(11.206.959)
(-) Cash and cash equivalents	323.928	169.035
(-) Financial investments	458.537	423.418
A – Net Debt	(19.242.499)	(22.599.397)
B - Total negative shareholders´ equity	23.167.114	21.358.815
C = (B + A) – Total capital	(3.924.615)	(1.240.582)

Net debt = total debt (short and long term) minus total cash (cash and cash equivalents + financial investments);

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Total capital = net debt + equity;

Possibility of Redemption of Shares

We inform that there is no possibility of redemption of our shares, other than the legal hypotheses.

c.	ability to pay in relation to the financial commitments assumed

Liquidity

To manage our liquidity, we take into account our total cash as well as our receivables balances. Our accounts receivable are affected by the timing of our credit card receivables. Our customers can purchase tickets by paying in installments on credit cards, usually generating a gap of one to two months between the payment of our suppliers and expenses and the actual receipt of revenues from our services. When necessary, we obtain loans to finance our working capital, which can be secured by our receivables, to finance the sale-receipt cycle.

The table below presents consolidated financial information used in liquidity analyses:

	2023	2022	Var. (23/22) %
Cash and cash equivalents	323.928	169.035	91,6%
Financial investments	458.537	423.418	8,3%
Accounts receivable	825.196	887.734	(7,0)%
Total Liquidity	1.607.661	1.480.187	92,9%

On December 31, 2023, the “total cash” (cash, cash equivalents, short and long-term financial investments) reached R$782.4 million, consisting of R$323.9 million of cash and cash equivalents balance, R$315.9 million in short-term financial investments and R$142.6 million in long-term financial investments.

On December 31, 2023, our dry liquidity ratio, calculated by dividing the sum of cash and cash equivalents, financial investments, and accounts receivable recorded under current assets by current liabilities was 0.11, compared to 0.11 in 2022.

On December 31, 2023, we had negative net working capital of R$9,973.3 million, due to (i) the increase in the balances of transport to be carried out and the mileage program, as a result of the resumption of operations; (ii) investments in working capital, fleet maintenance and the acquisition of Boeing 737 MAX aircraft; and (ii) disbursements made for lease and deposit payments. Since the onset of the global

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pandemic, and in response to this scenario, we have successfully taken a number of measures to protect our liquidity and cash position, including adjusting our airline network, renewing and deferring short-term obligations, including debt and certain lease obligations, and reducing fixed and variable costs. We will continue to take action with our suppliers and counterparties, who have been very cooperative in our efforts to keep our costs down and preserve our liquidity.

d.           sources of financing for working capital and for Investments in non- current assets used

When necessary, we obtain loans to finance our working capital, which can be secured by our receivables, to finance the sale-receipt cycle. The Company had a liquidity position (cash, cash equivalents, short and long-term financial investments, and accounts receivable) that represented 8.6% of our net operating revenues for the last twelve months. The Company is also committed to avoiding maturity pressure on significant financial debt over a two-year horizon in order to ensure healthy liquidity levels.

e.           sources of financing for working capital and for investments in non- current assets that it intends to use to cover liquidity shortfalls

The Company's strategy is to rely primarily on cash flows from operations to obtain working capital for current and future operations. The Company's operating cash flows are affected by the requirement of some aircraft operating lease agreements, which establish maintenance deposit reserve accounts for these aircraft, with funds at specific levels. The funds will be taken from maintenance reserve accounts for the reimbursement of certain structural maintenance expenses incurred. We believe that the amounts already deposited, and to be deposited, plus our own cash resources, are sufficient to cover our future aircraft and maintenance costs for the duration of the respective operating leases.

The Company expects to make payments for the acquisition of aircraft using funds from loans contracted through short-term credit lines and/or vendor financing and from revenues from our operations. We expect to finance the balance of the purchase price of the Boeing 737-MAX aircraft through a combination of sources, such as cash and cash equivalents arising from our operations, low-interest bank financing agreements, sale-leaseback transactions from the purchaser, offers of debt or equity

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securities and/or vendor financing. As of December 31, 2023 we have R$473.2 million in balances of advances for the acquisition of aircraft.

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f.

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levels of indebtedness and characteristics of such debts

i.                   relevant loans and financing contracts

Our loans and financing as of December 31, 2023 and 2022 were made up as follows:

		2022				Consolidated						2023
In R$:
Debentures	1,072,019	640,046	431,973	886,000	-	(1,090,976)	164,954	(165,537)	-	585	867,045	347,614	519,431
Working capital	115,781	76,710	39,071	-	-	(76,417)	13,345	(13,934)	-	-	38,775	36,632	2,143
In US$:
Import financing	77,193	77,193	-	-	-	(45,361)	8,415	(9,442)	(4,787)	-	26,018	26,018	-
ESN 2024	1,857,429	38,114	1,819,315	-	(14,894)	(1,639,173)	69,936	(56,007)	(26,525)	15	190,781	190,781	-
Spare Engine Facility	124,228	30,265	93,963	-	-	(115,171)	3,338	(4,686)	(8,057)	348	-	-	-
Credit Facility	-	-	-	104,377	-	(13,842)	2,199	-	146	-	92,880	92,880	-
Senior Notes 2025	3,471,272	98,919	3,372,353	-	-	(1,592,644)	138,950	(182,740)	(139,446)	5,772	1,701,164	48,352	1,652,812
Senior Secured Notes 2026	3,272,229	-	3,272,229	-	-	(2,007,389)	128,728	(125,675)	(101,462)	16,663	1,183,094	-	1,183,094
Senior Secured Amortizing Notes	1,003,279	121,111	882,168	220,634	-	(161,868)	46,242	(44,884)	(79,138)	7,605	991,920	479,148	512,772
Loan Facility	171,864	27,682	144,182	-	-	(159,198)	8,532	(10,191)	(12,274)	1,267	-	-	-
Senior Secured Notes 2028	-	-	-	7,363,736	-	(6,407,576)	740,265	(331,727)	(237,104)	-	1,127,594	5,019	1,122,575
ESSN 2028	-	-	-	6,923,269	(3,409,360)	-	284,107	-	(118,632)	-	3,679,384	21,248	3,658,439
Perpetual bonuses	819,597	16,589	803,008	-	-	(79,615)	61,857	(65,182)	(51,723)	-	684,934	13,862	671,072
Total	11,984,891	1,126,629	10,858,262	15,498,016	(3,424,254)	(13,389,230)	1,670,868	(1,009,955)	(779,002)	32,255	10,583,589	1,261,554	9,322,035

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Next, the summary table of the material loan and financing agreements of the Company, in effect as December 31, 2023.

Modality	Maturity	Interest Rates(*)	Currency
Debentures	06/2026	17.23% a.a.	Real
Working capital	10/2025	17.76% a.a.	Real
Import financing	05/2024	14.28% a.a.	American dollar
ESN 2024	07/2024	3.75% a.a.	American dollar
Credit Facility	11/2024	0.00% a.a.	American dollar
Senior bonus 2025	01/2025	7.00% a.a	American dollar
Senior bonus 2026	06/2026	8.00% a.a.	American dollar
Senior Secured Amortizing	06/2026	4.76% a.a.	American dollar
Senior Secured Notes 2028	03/2028	18.00% a.a.	American dollar
ESSN 2028	03/2028	18.00% a.a	American dollar
Perpetual bonuses	-	8.75% a.a.	American dollar

(*) It refers to the average interest rate of the agreements as of December 31, 2023.

The tables below show the maturity schedule of our long-term obligations, resulting from loans and financing in effect on December 31, 2023:

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The following describes our significant financial contracts in effect as of December 31, 2023:

Debentures

On October 29, 2018, GLA, a Company subsidiary, issued 88,750 simple, non- convertible debentures of the 7th series in the total amount of R$887.5 million and issuance costs of R$28,739, amortized over the period of the debt. The funds raised were used exclusively for the early settlement at face value of the 6th series of debentures that, as a consequence, had their costs fully written off in income.

During the years ended December 31, 2021 and 2020, GLA, the Company’s subsidiary, carried out renegotiations related to changes in the maturity of the series, early maturity clauses and the remuneration of these debentures. On October 26, 2021 GLA repurchased 4,250 debentures, totaling R$28,333.

On October 25, 2021 the 8th issue of debentures was carried out by GLA, a subsidiary of the Company, fully used to refinance the short-term debt of import financing lines of credit and for working capital, in the amount of R$620,21 7 and remuneration of CDI + 4.50% p.a. This issue will mature on October 27, 2024 and the payments of principal and interest will be monthly, after a vesting period of one (1) year for principal and six

(6) months for interest.

Date of operation	Principal	R$ thousand Costs and discount	Interest rate (p.a.)	Date of Maturity
10/25/2021	610.217	35.645	CDI + 4.50%	10/27/2024

During the year ended December 31, 2022, Debenture Holders’ General Meetings were held and resolved (i) to postpone the payment of the mandatory extraordinary amortization installment from October 1 3, 2022 to November 27, 2022; (ii) to postpone the payment of the mandatory extraordinary amortization installments and the current amortization, in addition to the mandatory guarantee composition, all of November 27, 2022 to December 12, 2022; (iii) postponing the payment of the mandatory extraordinary amortization installment and the mandatory guarantee composition, both from December 12, 2022 to February 27, 2023; and (iv) changing the current amortization date from December 27, 2022 to January 15, 2023.

On September 26, 2023, the General Meetings of Debenture Holders were held and decided to change the maturity of the First Series, Second Series, Third Series of the 7th

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issue and Single Series of the 8th issue from October 2024 to June 2026, with new remuneration of CDI + 5.0% p.a., which can be redeemed in advance by the Company.

The outstanding balance of R$886,000 will be amortized in 30 monthly installments from January 2024 to June 2026. Settlement is subject to the creation, by the Company, of a receivables anticipation structure by January 25, 2024, the resources obtained from which will be used mandatorily and as a priority for the full payment of the value corresponding to the main amount of the emissions.

On December 31, 2023, the amount recorded under current and non-current liabilities was R$347.6 million and R$519.4 million, respectively.

Working Capital

In 2020, 2021 and 2022 GLA, the Company’s subsidiary, raised funds under this modality, with the objective of maintaining and managing the Company’s working capital. Information about such financing is presented below:

Operation Date	R$ thousand Principal	Interest rate (p.a.)	Date of Maturity
04/20/2020	21,195	8.52%	07/20/2020
04/20/2020	72,000	10.03%	07/20/2020
04/20/2020	94,830	8.99%	08/18/2020
05/08/2020	147,871	CDI + 6.90%	08/07/2020
05/11/2020	10,013	8.60%	08/10/2020
05/13/2020	24,000	CDI + 8.00%	03/12/2021
05/15/2020	254,468	CDI + 2.50%	11/09/2020
10/07/2020	59,795	8.58%	12/07/2020
10/23/2020	10,000	6.90%	10/23/2025
11/26/2020	10,000	10.69%	05/19/2023
10/15/2021	40,000	CDI + 6.80%	04/13/2022
08/31/2022	70,000	CDI + 4.70%	02/29/2024
09/20/2022	40,000	18.53%	09/20/2024

During the years ended December 31, 2022, 2021 and 2020, GLA, a subsidiary of the Company, renegotiated maturities of contracts of this type, with the maintenance of the guarantees of the operations. Such renegotiations had as the main change the maturity date and interest rate.

On December 31, 2023, the amount registered in current and non-current liabilities was R$36.6 million and R$2.1 million, respectively.

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Import financing (Finimp)

The import financing is a with private banks, used to finance the import of spare parts and aeronautical equipment.

Information about such financing is presented below:

During the years ended December 31, 2023, 2022 and 2021, GLA, the Company’s subsidiary, renegotiated the postponement of the maturities of contracts of this modality, with an impact on the interest rate, disclosed in the table above. The other conditions of these operations remained unchanged. Such operations are part of a facility for financing imports, with the objective of maintaining engines, purchasing spare parts and aeronautical equipment.

The total outstanding balance of these operations recorded under current liabilities as of December 31, 2023 was R$26.0 million.

Exchangeable Senior Notes (“ESN”)

GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes (“ESN”) in 2019, maturing in 2024, which will accrue nominal interest of 3.75% p.a., to be paid semi-annually. This operation was guaranteed by the Company and the subsidiary GLA.

Holders of ESN securities will have the right to swap them for American Depositary Shares (“ADSs”) where each represents two Company's preferred shares. The initial swap rate for the securities is 49.3827 ADSs per US$1 mil principal amount of the securities which equates to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous ADS offering described below, which was US$15.00 per ADS. The swap rate of the securities is subject to adjustment upon the occurrence of certain events.

Settlement of the securities can be made in cash, ADSs, or a combination of both.

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On December 31, 2023, the amount recorded in current liabilities was R$190.7 million.

Senior Bonus

As of December 11, 201 7, Gol Finance (previously named GOL LuxCo S.A.), a subsidiary of the Company, issued a series of Senior Bonds due 2025, in the amount of R$1,642,000 (US$500,000 on the funding date), with issuance costs of R$45,172 (US$17,283 on the funding date). On February 2, 2018, Gol Finance, a subsidiary of the Company, carried out the additional issuance of Senior Bonus VIII maturing in 2025, in the amount of R$486,735 (US$150 million on the funding date), with issue costs of R$8,578 (US$2,873 on the funding date). The Senior Bonus is guaranteed by the Company with semi-annual interest payments of 7.00% p.a. The funds raised are intended to be used to repurchase other Bonuses and for general corporate purposes.

On December 31, 2023, the amount recorded in non-current liabilities was R$1,652.8 million, in addition to interest payable recorded in current liabilities of R$48.3 million.

In December 2020, Gol Finance raised Senior Secured Notes due June 2026 and secured by fiduciary alienation of certain assets: (i) substantially all of the Company ’s intellectual property, including patents, trademarks, trademark names and domains; and (ii)spare parts for GLA aircraft. In May and September 2021, Gol Finance raised two new Senior Secured Notes, as additional and Consolidated issues to the Senior Secured Notes issued in December 2020. The funding within the scope of this operation is presented below:

Date of	Principal		Costs		Interest	Date of
Operation	(US$ thou)	(R$ thou)	(US$ thou)	(R$ thou)	rate (p.a.)	maturity
12/23/2020	200,000	1,039,340	16,750	86,831	8.00%	06/30/2026
05/11/2021	300,000	1,569,660	11,997	62,784	8.00%	06/30/2026
09/08/2021	150,000	815,910	10,210	55,140	8.00%	06/30/2026

On December 31, 2023, the amount recorded in the non-current liabilities of the Senior Secured Notes 2026 was R$1,183.1 million.

Senior Secured Amortizing Notes

On December 30, 2022 Gol Finance, a subsidiary of the Company, issued 5.00% Senior Secured Amortizing Notes due 2026 (Series A) and 3.00% Subordinated Secured Amortizing Notes due 2025 (Series B), for a total volume of $196 million.

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The Notes were issued in exchange for full compliance, at 100% of face value, with certain lease payment obligations for aircraft that are under deferral arrangements, among other obligations that participating aircraft lessors have elected to exchange for Notes.

The Notes have an average vesting period of 12 months. After the vesting period, the Series A Notes will be amortized in ten equal quarterly installments and the Series B Notes will be amortized in nine equal quarterly installments and will be contractually subordinated to the Series A Notes. The Notes may be redeemed by Gol Finance, a subsidiary of the Company, at any time at face value and are guaranteed by an unencumbered fiduciary assignment of receivables by GOL Linhas Aéreas S.A. (“GLA”).

Transaction Date	Principal (US$ thou) (R$ thou)	Costs (US$ thou) (R$ thou)	Interest Rate (p.a.)	Maturity Date
12/30/2022	70,078 365,645	370 1,928	3.0%	06/30/2025
12/30/2022	125,700 655,865	3.125 16,303	5.0%	06/30/2026
01/27/2023	6,993 35,499	365 1,826	5.0%	06/30/2026
04/20/2023	19,976 100,873	578 2,700	3.0%	06/30/2025
06/07/2023	9,000 44,207	214 1,160	3.0%	06/30/2025
07/19/2023	8,970 43,055	34 161	5.0%	06/30/2026

As of December 31, 2023, the amount recorded in current and non-current liabilities was R$479,1 million and R$512,7 million, respectively.

Credit Facility

On October, 2023, the Company announced the expansion of its strategic partnership with Air France – KLM. In November 2023, GOL received the amounts related to the credit facility totaling US$25,000, of which R$77,000 (US$16,000) came from Air France and R$43,571 (US$9,000) from KLM, the fair value of which at the initial recognition was R$72,892 (US R$14,818) for Air France and R$41,438 (US$8,365) for KLM maturing in November 2024, without interest.

As of December 31, 2023, the amount recorded in current liabilities was R$92.8 million.

Senior Secured Notes and Exchangeable Senior Secured Notes 2028

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In February 2023, the Company and Abra signed the Support Agreement with Abra's investment commitment in the Company by means of the issuance of Senior Secured Notes maturing in 2028.

To this end, Abra agreed to issue Senior Secured Notes (“SSNs”) due 2028, convertible into Exchangeable Senior Secured Notes (“ESSNs”) due 2028 and the Ad-Hoc Group agreed to exchange certain existing Senior Notes of the Company (ESN 2024, Senior Notes 2025, Senior Secured Notes 2026 and perpetual Bonuses) for SSNs.

In March 2023, Abra issued the SSNs and entered into the Senior Secured Note Purchase Agreement with GOL as guarantor and paying agent, being GOL Finance as issuer and upon the suretyship of Smiles Fidelidade S.A. On the same date, GOL issued Senior Secured Notes 2028 (“SSNs 2028”) to Abra, which provide for the payment of interest of 18.0% p.a., paid semi-annually, with 4.5% being coupons paid in cash and 13.5% p.a. in PIK (payment in kind). The 2028 SSNs are guaranteed by the intellectual property, infrastructure systems, data and manuals of the Smiles loyalty program, in addition to the guaranty of parts shared with the 2026 Senior Secured Notes.

Part of the issuance carried out was used to repurchase 90.1% of ESN 2024, 47.3% of Senior Notes 2025, 61.4% of Senior Secured Notes 2026 and 9.9% of Perpetual Bonuses, valued in accounting manner at the total amount of R$5,192,880. Taking in consideration the change of creditor, such amortizations were considered as partial extinction, from the perspective of CPC 48 – “Financial instruments”, equivalent to IFRS

9. In this context, the costs related to the issuance, as well as the difference between the book value attributed to the derecognized part due to the partial extinction of the repurchased securities and the nominal value of the new liability assumed, were recognized directly in profit or loss. In addition to the amounts mentioned above, part of the issue did not pass through the Company's cash flow, being directly transferred by Abra to pay the Company's obligations to the supplier.

Until September 29, 2023, the Company issued to Abra R$6,494,496, equivalent to US$1,258,031 thousand, in the form of Senior Secured Notes 2028, the fair value of which at initial recognition amounted to R$6,934,269 (US$1,343,181 thousand). Given that the transaction was carried out with Abra, the difference between the nominal value of the debt and the fair value was recognized directly in the shareholders' equity.

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On the same date, the Company converted R$5,911,181 (US$1,180,442 thousand) from SSNs 2028 into Exchangeable Senior Secured Notes 2028 (“ESSNs 2028”), which may be converted into GOL preferred shares by Abra and shall be subject to certain precedent conditions, which may or may not be met.

The 2028 SSNs converted into 2028 ESSNs had a book value of R$6,407,575 (US$1,279,570 thousand).

The 2028 ESSNs issued on September 29, 2023 have the same term, maturity date and interest payment as the 2028 SSNs previously in effect. In connection with this transaction, the Company issued a total of 1,008,166,796 warrants for preferred shares issued by the Company, of which 991,951,681 were subscribed for the purpose of future conversion of the 2028 ESSNs.

The Company carried out the initial measurement of the fair value of the financial liability, considering the income approach, resulting in the amount of R$6,789,995 (US$1,355,938 thousand). Given that the transaction was carried out with Abra, the difference between the transaction price of the extinguished portion of the 2028 SSNs and the fair value was recognized directly in the shareholders' equity. In September 2023, the portion corresponding to the option to convert the bonds into shares at market value corresponded to R$3,409,360 (US$680,837). Between the period of October 1, 2023 and December 31, 2023, the Company issued additional Senior Secured Notes 2028 to Abra in the total amount of R$407,990 (US$82,364), the fair value of which at initial recognition amounted to R$22,349 (US$4,550). Given that the transaction was carried out with Abra, the difference between the nominal value of the debt and the fair value was recognized directly in the shareholders' equity.

On December 31, 2023, the amount recorded related to the Senior Secured Notes 2028 in current and non-current liabilities was R$5.0 million and R$1,300.2 million, respectively.

On December 31, 2023, the amount recorded related to the Exchangeable Senior Secured Notes 2028 in current and non-current liabilities was R$21,2 million and R$3.480,4 million, respectively.

Perpetual Bonus

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On April 05, 2006, Gol Finance, a subsidiary of the Company (previously named GOL LuxCo S.A.), raised funds by issuing perpetual bonuses denominated in US dollars in the nominal amount of US$200 million with a fiduciary guarantee by the Company and its subsidiary GLA. The perpetual bonuses have no fixed maturity, and can be redeemed at face value after five years from the issue date, bearing interest at 8.75% p.a. The funds raised are for financing the acquisition of aircraft and bank financing with a guarantee from the U.S. Ex-Im Bank.

On December 31, 2023, the amount recorded in current liabilities, referring to interest, and non-current liabilities was R$13.8 million and R$671.0 million, respectively.

ii.	other long-term relations with financial institutions

On December 31,2023, we did not have any other long-term operations with financial institutions besides those mentioned in the previous item.

iii.	degree of subordination between debts

In an eventual universal composition with creditors, the subordination among the obligations recorded in the liabilities payable will take place in accordance with law

11.101 of 2005:

•	Social and labor obligations;
•	Taxes to be collected;
•	Lease (real guarantee);
•	Loans and financing;
•	Unsecured credits;
•	Subordinated credits;
•	Dividends and interest on own capital.

Under our finance lease agreements, the lessor has priority over other creditors in the repossession of the aircraft under the terms of the applicable agreement.

There is no degree of subordination among the Company’s debts.

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iv.                 restrictions imposed on the Company, particularly with regard to indebtedness limits and contracting new debt, dividend distribution, asset disposal, issuing new securities and disposing of corporate control, as well as whether the Company has been complying with these restrictions

The operations contracted by GLA and by Gol Finance, subsidiaries of the Company, have covenants in the Debentures, and the Senior Secured Amortizing Notes.

On December 31, 2023, the Company was in compliance with the indicators set out in the deeds of the 7th and 8th issues. The next measurement requirement will be in June 2024.

In the operation of the Senior Secured Amortizing Notes, the Company is required to comply with guarantee conditions related to receivables on a quarterly basis. On December 31, 2023, the Company held GLA receivables as collateral for this contract that met the contractual conditions. The next measurement requirement will be in June 2024.

g.	limits of contracted financing and percentages already used

The Company has the possibility of contracting credit lines with financial institutions and banks to finance working capital and investments in our business.

At December 31, 2023, the Company recorded no financing agreement the disbursement of which has not been fully made.

h.	significant changes in income statement and cash flow items

Brazilian Economic Scenario

As we are a Brazilian airline with primary operations in the Brazilian domestic market, we are affected by Brazilian macroeconomic conditions. Brazil’s economic growth is an important indicator in determining our growth and results of operations.

The Company’s operations are also very sensitive to the macroeconomic scenario and to the volatility of the Real, given that approximately 94.3% of its indebtedness (loans and

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financing and leases) is negotiated in U.S. dollars (“US$”) and 48.6% of its costs are also linked to the U.S. currency, and its ability to adjust the price of the tariffs charged to its customers to recapture the variation of the U.S. dollar depends on the rational capacity (supply) and behavior of its competitors. In 2023 and 2022, respectively, 51.4% and 52.2% of our operating costs and expenses were denominated in reais, respectively, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

Economic Indicators	2023	2022
GDP growth	2.9%	2.9%
Inflation (IGP-M)(1)	(3.2%)	5.5%
Inflation (IPCA)(2)	4.7%	5.8%
CDI rate (3)	13.0%	13.7%
LIBOR rate(4)	5.6%	4.7%
Exchange rate at the end of the period	R$4.841	R$5.218
Real depreciation vs. US dollar	7.2%	6.5%
Average exchange rate (5)	4.996	5.163
WTI (West Texas intermediate) price at the end of the period (p barrel)	US$71.65	US$80.26
Increase (decrease) of the WTI final price per barrel	(10.7%)	6.7%
Average WTI price for the period (per barrel)	US$72.12	US$94.33
Increase (decrease) in the average price of WTI per barrel	(23.5%)	40.1%

Sources: Banco Central do Brasil, FGV, IBGE and Bloomberg.

(1)	Inflation expressed by the IGP-M is the general market price index measured by Fundação Getúlio Vargas;;
(2)	Inflation expressed by IPCA is the broad national consumer price index measured by the Brazilian Institute of Geography and Statistics (IBGE);
(3)	The CDI is the interbank deposit certificate (annualized and accumulated for the periods ended);
(4)	Three-month LIBOR expressed in US dollars at the end-of-period exchange rate;
(5)	It represents the average of end-of-period exchange rates for each month.

The following table presents our main financial and operational indicators in 2023 and 2022:

Operating Information	2023	2022
Passenger-kilometers transported (RPK) (in million)	35,271	32,628
Seat-kilometers offered (ASK) (in million)	42,992	40,789
Occupancy rate (%)	82.0%	80.0%
Aircraft use (block hours per day)	12.61	11.0
Net yield per passenger/km (in cents)	48.9	43.4
Operating revenue per available seat kilometer, net (in cents)	43.7	37.3
Operating cost per available seat-kilometer (in cents)	35.8	35.
Net operating revenue (in million)	18,774.0	15,198.7
Operating cost and expense (in million)	(15,390.5)	(14,641.6)
Operating margin (%)	18.0%	3.7%
Net loss (in million)	(1,177.7)	(1,561.5)

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The table below shows the composition of our data and operating expenses based on seat kilometers offered in 2023 and 2022:

Cost per ASK (R$/cents)	2023	2022
With staff	(5.87)	(5.58)
Fuels and lubricants	(13.84)	(15.42)
Landing and take-off fees	(2.10)	(1.91)
Rendering of services	(2.81)	(2.26)
Passenger expenses	(1.89)	(2.16)
Commercials and advertising	(2.14)	(2.00)
Maintenance and repair	(3.17)	(1.13)
Depreciation and amortization	(3.88)	(4.22)
Others	(0.21)	(1.21)
Cost per ASK (CASK)	(35.9)	(35.9)
Cost per ASK excluding fuel (CASK ex-comb.)	(22.06)	(20.48)

Comparison of operating and financial results and cash flows for the year ended December 31, 2023:

Our operating profit in 2023 was R$3,338.9 million, from R$557.1 million in 2022, compared to an operating loss of R$3,834.6 million in 2021. Our operating margin in 2023 was positive 17.8% and 4.0% in 2022. In 2023 and 2023 we recorded net losses of R$1,222.2 million and R$1,561.5 million, respectively.

Net Operating Revenues

Net operating revenues for 2023 increased 23.5% to R$18,774.0 million.

In 2023, our operating revenue per seat-kilometer offered (“RASK”) showed an increase of 17.0%, from R$43.67 in 2023 to R$37.26 in 2022, due to the increase in yield with the revision of the tariffs due to the fuel price level.

Our revenue per passenger per seat-kilometer offered (“PRASK”) totaled R$40.1 cents, a 15.6% increase from R$34.7 cents in 2022.

Operating Costs and Expenses

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In 2023, operating costs and expenses totaled R$15,435.0 million, an increase of 5.4% over the previous year, mainly due to increase maintenance material and repair expenses.

The expenses with salaries and benefits with personnel in the year 2023 totaled R$2,522.7 million, an increase of 10.7% compared to the previous year mainly due to an increase in employees’ salaries considering inflation adjustments. Wages per ASK increased by 5.0%, due to the increase in seat-kilometer offered. On December 31, 2023, we had 14,394 total employees, representing a 3% decrease from December 31, 2022.

Fuel and lubricant costs in 2023 totaled R$ 5,950.3 million, a reduction of 5.4% compared to the previous year. Fuel expenditures per ASK decreased by 10.2% due to the reduction in the average price of QAV, with a stable level of fuel consumption per seat-kilometer offered.

The expenses with landing and take-off fees in 2023 were R$901. million, an increase of 15.9% compared to 2022, mainly due to the increase in supply and take-offs. Landing fees per available seat kilometer increased 10.0%, due to the average adjustment in certain landing, navigation and stay fees in the domestic market and the greater representativeness of the international fees that are higher than the domestic ones.

Expenses with services recorded R$1,209.2 million in 2023, increase of 31.91% compared to 2022. Service provision expenses per available seat kilometer decreased 13.8% due to the increase in supply, measured by ASK.

Passenger spending recorded a reduction of 8.1% compared to 2022, in a total of R$811.7 million in 2023. Expenses for passenger service per available seat kilometer decreased by 12.8% as compared to 2022.

Commercial and advertising expenses for 2023 increased by 12.4% year-on-year to R$918.6 million, due to increased marketing campaigns, sales commissions and credit card chargebacks. Sales and marketing expenses per available seat kilometer increased by 6.6% for the same reasons.

Maintenance, materials and repair expenses totaled R$1,364.6 million in 2023, an increase of 195.6% compared to 2022. Expenses with maintenance, materials and repairs per available seat kilometer increased by 180.7% as compared to 2022.

The depreciation and amortization expenses recorded R$667.3 million in 2023, a reduction of 3.1% year-on-year. Depreciation and amortization expenses per available seat kilometer decreased by 8.0% compared to 2022, due to the increase in ASK.

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Other operating income (expenses), net decreased 81.4% and went from an expense of R$492.7 million in 2022 to an expense of R$235.7 million in 2023, mainly due to (i) higher gains on sale- leaseback transactions in 2023 related to 6 aircraft and 12 engines; and (ii) increase in 2023 of other tax lawsuit expenses. Other operating revenues (expenses), net per seat-kilometer provided, went from an expense of R$1.21 cents in 2022 to an expense of R$0.55 cents in 2023, a reduction of 54.6%, for the same reasons.

Financial income

In 2023, the net financial income recorded negative R$4,295.8 million, compared to negative R$2,074.8 million in 2022. In 2023, GOL recorded gains with exchange rate variations of R$177.3 million, while in 2022 it recorded losses with exchange rate variations of R$328.2 million.

Income taxation

Income tax and social contribution in 2023 was an expense of R$265.5 million, compared to revenues of R$43.8 million recorded in 2022.

Cash flow

Operating activities: we had a net cash flow from operating activities of R$1,821.7 million in 2023, compared to R$2,168.8 million in 2022.

Investment activities: we had net cash flows from investing activities of R$871.9 million in 2023, compared to R$787.5 million in 2022.

Financing activities: we had net cash flows used in financing activities of R$626.4 million in 2023, compared to R$1,673.5 million in 2022.

The Income Statement for the Year and the Company's cash flow are included in its financial statements, which are available at the Company's headquarters and website, as well as published on the CVM portal.

ITEM FRE 2.2 – OPERATING AND FINANCIAL INCOME

Financing activities: we had net cash flows used in financing activities of R$636.4 million in 2023, compared to R$1,673.5 million in 2022.

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The Income Statement for the Year and the Company's cash flow are contained in its financial statements, which are available at the Company's headquarters and website, as well as being disclosed on the CVM website.

a.	results of the Company´s operations

i.	description of any material components of the revenue

Our total net revenue is derived from passenger transportation revenue, our On Board Sales, fees for rebooking, reimbursement and cancellation of tickets, also by revenues from “GOL+ Conforto” in the domestic market and the sale of “GOL+ Conforto” seats in international flights and ancillary revenue comprising cargo revenue, from our frequent flyer program Smiles (ex-GOL), among others.

ii.	factors that materially affected the operating income

Our operating income in 2023 was affected by the following key factors:

Increase in operating revenue: GOL recorded a total net revenue for the year of R$18,774.0 million, 23.5% higher than 2022. This is due to the increased demand in the domestic and international leisure air travel market and the increased yield.

Structural increase in our operating cost which totaled R$15,435.0 million, an increase of 5.4% over the previous year, mainly: due to increase in the maintenance material and repair expenses.

b.                 significant changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

Net Revenue Variation in 2023: The net revenue presented an increase of 23.5% in relation to 2022. This is due to increased demand in the domestic and international leisure air travel market and increased income.

c.                  significant impacts of inflation, price variation of the main inputs and products, exchange and interest rates on the operating result and financial income

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of the Company

Fuel price: The price of aviation kerosene varies, both in the short and long term, in line with variations in the price of crude oil and its derivatives, in addition to the exchange rate variation, given that these disbursements are priced in US currency.

On December 31, 2023, the expenses with fuel in the year accounted for 38.6% of the costs, with an average price per liter of aviation kerosene (QAV) reaching R$4.85, a reduction of 14.2% in comparison with the previous year. In this period, fuel costs totaled R$5,950.3 million.

Tariffs: We are allowed to set our own domestic rates without prior government approval and to offer discounts on their prices or pursue other promotional activities.

In 2023, The yield, the main fare indicator used by the sector, which represents the average amount paid to fly one kilometer, showed an increase of 12.8% over the previous year.

Exchange rate: Exchange rate risk arises from the possibility of unfavorable variation in the foreign currencies to which our liabilities or our cash flow are exposed.

The exposure of our equity items to foreign currency risk arises mainly from leases and financing in foreign currency.

Interest rate: Our income is exposed to fluctuations in domestic and International interest rates, substantially to the CDI and Libor, respectively.

ITEM FRE 2.3 - CHANGES IN ACCOUNTING PRACTICES - MODIFIED OPINIONS AND

EMPHASES IN THE AUDITOR’S REPORT

a.            changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2

There have been no changes in any accounting practices with respect to the previous period that have a significant effect on the financial and equity position of the Company.

b.	modified opinions and emphases present in the auditor's report

There are no modifications on the independent auditor's report related to the individual and consolidated financial statements for 2023.

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The independent auditors included an emphasis paragraph related to the Company's operational continuity, transcribed below, due to the negative net working capital. Management's plans for business continuity are disclosed in explanatory note 1.3 of the aforementioned statements.

Significant uncertainty related to the Company`s ability to continue as a going concern

We draw attention to the explanatory note 1.2 to the parent company and consolidated financial statements, which states the Company incurred in loss, parent company and consolidated of R$1,222 million, for the year ended December 31, 2023 and, as of that date, current liabilities of the Company exceeded current assets, parent company and consolidated, by R$799 million and R$9,973 million, respectively. Additionally, on January 25, 2024, the Company commenced voluntary petitions for reorganization under the United States Bankruptcy Court for the Southern District of New York, based on the rules of the United States Bankruptcy Code (“Chapter 11”). As disclosed in the explanatory note 1.2, these events or conditions, together with other matters described in the explanatory note 1.2, indicate the existence of significant uncertainty that can raise substantial doubts about the Company`s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

ITEM FRE 2.4 - RELEVANT EFFECTS ON FINANCIAL STATEMENTS AND RESULTS

a.	introduction or disposal of operating segment

None.

b.	formation, acquisition or disposal of equity interest

None.

c.	unusual events or operations

None.

ITEM FRE 2.5 - NON-ACCOUNTING MEASUREMENTS

a.	value of the non-accounting measurements

Item not applicable, as we do not disclose non-accounting measurements in the financial statements.

35

b.                  reconciliations between the disclosed values and the values in the audited financial statements

Item not applicable, as we do not disclose non-accounting measurements in the financial statements.

c.                  reason why such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

Item not applicable, as we do not disclose non-accounting measurements in the financial statements.

ITEM FRE 2.6 - EVENTS SUBSEQUENT TO THE LATEST FINANCIAL STATEMENTS WHICH MAY CHANGE THEM SUBSTANTIALLY

On January 25, 2024, the Company and its subsidiaries voluntarily filed for Chapter 11 in the United States Bankruptcy Court for the Southern District of New York (U.S. Court), as mentioned in the Capital Structure and Financial Restructuring section above.

On January 26, 2024, the New York Stock Exchange ("NYSE") suspended the trading of the Company's American Depositary Shares ("ADSs") and shall request the Securities and Exchange Commission to cancel the listing of the ADSs, the usual procedure after completing the filing under Chapter 11 in accordance with Section 802.01D of the NYSE Listed Company Manual.

GOL initiated the legal process in the United States upon a financing commitment of US$950 million, in the debtor in possession (“DIP”) modality, by members of the Ad Hoc Group of Abra Bondholders and other Abra Bondholders, which were approved by the

U.S. Court on January 29, 2024. On January 29 and 30, 2024, the Company received the first installment of the DIP in the total amount of US$350 million and on February 28, 2024, the court approved the second installment of US$150 million, as well as the additional US$ $50 million financed by 2026 bondholders, thus bringing total DIP to $1 billion. DIP financing is subject to certain objectives and contractual agreements.

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The financing, together with the cash generated from ongoing operations, shall provide substantial liquidity to support business as usual during the financial restructuring process. Upon the support of the Court-supervised process and the additional liquidity of the DIP financing, GOL's passenger flights, GOLLOG's cargo flights, the Smiles loyalty program and other Company operations continue to operate normally.

ITEM FRE 2.7 - DESTINATION OF SOCIAL RESULTS

a.	rules on profit withholding

In accordance with Article 193 of Law 6404/76 and item "a" of § 2, of Article 34 of the Company's Bylaws, the Company must maintain a legal reserve to which it must allocate 5% of the net profit of each fiscal year up to the limit in which the amount of the reserve is equal to 20% of the paid-in capital. The Company is not obliged to allocate amounts to the legal reserve in the year in which the balance of this reserve, plus the amount of capital reserves relating to the subscription of shares and proceeds from the sale of beneficial parties and subscription bonuses, exceeds 30% of the capital stock. Furthermore, whenever the amount of the minimum mandatory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting approves, allocating the excess to the creation of a profit reserve to be realized, in accordance with Article 197, of Law 6404/76. By taking into consideration that the Company recorded a loss in the fiscal year ended December 31, 2023, there will be no distribution of dividends to shareholders for this year.

b.	rules on dividend distribution

As per § 2 of Article 34 of the company's articles of incorporation, any accumulated losses and the provision for income tax shall be deducted from the results of the year, before any interest. After this deduction, the following shall be allocated: a) 5% to the legal reserve, up to 20% of the paid-in capital; b) from the balance of net profit for the year, obtained after the deduction referred to in the previous paragraph and adjusted in accordance with art. 202 of Law nº 6404/76, 25% shall be allocated to the payment of mandatory dividends to all shareholders; c) whenever the amount of the minimum mandatory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting approves, allocating the excess to

37

the creation of a profit reserve to be realized, in accordance with Article 197, of Law 6404/76; and d) assuming the approval by the General Meeting and if it does not decide otherwise, the remaining balance shall be allocated as assigned by the Board of Directors.

c.	periodicity of dividend distributions

Annually. However, the Board of Directors of the Company may determine the preparation of balance sheets at any time, respecting the legal precepts, and approve the distribution of interim dividends based on the profits recorded (§ 2 of Art. 33 of the Company's Bylaws). At any time, the Board of Directors may also decide on the distribution of interim dividends to the retained earnings account or the existing profit reserve (Art. 33, § 3, of the Company's Bylaws).

d.                  possible restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Company, as well as contracts, judicial, administrative or arbitration decisions.

The §4 of Article 202 of Law 6404/75 allows a publicly-held company to suspend the mandatory distribution of dividends in any fiscal year in which the Board of Directors reports to the general shareholders meeting that the distribution would be inadvisable in view of the financial situation of the company, as well as in case the Company has retained losses relating to previous fiscal years. In this event, the audit committee, if it's the case, shall give an opinion on this information and its directors shall forward to the Securities and Exchange Commission, within 5 (five) days of the general meeting, the presentation justifying the information transmitted to the meeting.

e.                  if the Company has a profit allocation policy formally approved, it shall inform the body responsible for the approval, the date of approval and, if the Company discloses the policy, the locations on the World Wide Web where the document may be consulted.

The Bylaws of the Company, complying strictly with the prevailing legislation on the subject, provide sufficiently rules for the allocation of results.

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ITEM FRE 2.8 - DESCRIPTION OF RELEVANT ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS

a.                  assets and liabilities held by the Company, direct or indirectly, which do not appear on its balance sheet (off-balance sheet items)

i.                    portfolios of written off receivables for which the entity has not retained or substantially transferred the risks and benefits of ownership of the transferred asset, indicating respective liabilities

None.

ii.	contracts for the future purchase and sale of products or services

On December 31, 2023, the Company has 101 firm orders (91 on December 31, 2022) with Boeing for the acquisition of aircraft. These commitments of aircraft purchase include estimates for contractual price increases during the construction phase. The present value of firm orders on December 31, 2023, by taking into consideration an estimate of contractual discounts, corresponds to approximately R$18,827,647 (R$20,574,804 on December 31, 2022), equivalent to US$3,888,965 (US$3,943. 271 on December 31, 2022), and are segregated as follows:

	2023	2022
2023	-	4,234,480
2024	3,882,344	5,847,873
2025	3,349,889	6,970,535
After 2026	11,595,414	3,521,916
Total	18,827,647	20,574,804

From the total commitments showed above, the Company must disburse the amount of R$6,400,686 (corresponding to US$1,322,101 on December 31, 2023) as advances for the acquisition of aircraft, as per the financial flow below:

	2023	2022
2023	-	1,642,175
2024	1,439,432	1,990,773
2025	1,132,693	2,355,513
After 2026	3,828,561	1,182,264
Total	6,400,686	7,170,725

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Commitment of fuel purchase: Company has a commitment to future acquisition of aeronautical fuel at a fixed price for use in its operations, which complements its managing strategy of exposure risk. As of December 31, 2023, the purchase commitments until 2024 amount to R$538.661.

iii.	unfinished construction contracts

None.

iv.	contracts for future financing receipts

None.

b.	other items not evidenced in the financial statements

None.

ITEM FRE 2.9 - COMMENTS ON ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS

a.                  How such items change or may change the revenues, expenses, operating results, financial expenses or other items in the Company's financial statements

Not applicable item. Both aircraft purchase orders with Boeing and commitments to purchase fuel at a fixed price are shown in the Financial Statements in the Commitment note. There are no other relevant items not shown in the financial statements.

b.	Nature and purpose of the transaction

Not applicable item.

c.                  Nature and the amount of assumed obligations and the rights generated in favor of the Company as a result of the transaction

Not applicable item.

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FRE ITEM FRE 2.10 - MAIN ELEMENTS OF THE BUSINESS PLAN

a.	investments

i.             quantitative and qualitative description of ongoing investments and planned investments

CAPEX investments are expected to be around BRL3.0 Billion for 2024. This amount is mainly intended for investments in aircrafts and engines. The following is the segregation into three main groups with the representativeness of the total amount to be invested: Engines (~66%), Aircrafts and IT (~32%) and Others (~2%).

ii.	financing sources of investments

On March 31, 2023, the Company concluded a capital market structuring operation with Abra Group of up to USD1.4 billion, through which it obtained new capital resources and refinanced approximately 63% of its debts maturing in 2024, 2025 and 2026, extending over 3 years from the average term to 2028, with the closest maturity related to ESN 2024 having 90% refinancing in this modality, in addition to refinancing short-term debts.

On January 25, 2024, the Company and its subsidiaries voluntarily filed for Chapter 11 in the United States Bankruptcy Court for the Southern District of New York (U.S. Court). Chapter 11 is a United States legal proceeding used by companies to raise capital, restructure finances, and strengthen long-term business operations while continuing to operate normally.

GOL initiated the legal proceeding in the United States with a USD950 million debtor-in- possession (“DIP”) financing commitment by members of Ad Hoc Group of Abra’s Bondholders and other Abra Bondholders, which were approved by the US Court on January 29, 2024. On January 29 and 30, 2024, the Company received the first installment of DIP in the total amount of US$350 million and on February 28, 2024, the court approved the second installment of USD150 million, as well as the additional

41

USD50 million financed by the 2026 bondholders, thus bringing the total DIP to USD1 billion.

The financing, together with cash generated from ongoing operations, will provide substantial liquidity to support the operations, which normally follow during the financial restructuring process. With the support of the Court-supervised process and the additional liquidity of the DIP financing, GOL's passenger flights, GOLLOG's cargo flights, the Smiles loyalty program and other Company operations continue to operate normally.

iii.	relevant divestitures in progress and planned divestitures

Not applicable.

b.                  provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that should materially influence the Company’s productive capacity

Negotiations on the acquisition of aircrafts continue in line with the voluntary reorganization process ("Chapter 11 Filing"), even so, GOL's fleet acceleration plan has been impacted by the logistical and supply chain challenges faced by the world's leading aircraft manufacturers, causing Boeing to periodically review the delivery deadlines for new aircrafts.

For the year 2024, the Company expects to receive 14 aircrafts Boeing 737 MAX 8, increasing the number of this model from 44 to 58 aircrafts, maintaining its operational capacity.

c.	new products and services

The Company should continue to develop the cargo operation, as well as focus on the development of new routes, customer loyalty, and new sources of auxiliary revenue.

i.	description of previously disclosed ongoing research

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Not applicable.

ii.	total amounts spent on the development of new products or services

Not applicable.

iii.	projects in development already disclosed

In 2023, GOL and SMILES launched their new travel provider, Smiles Viagens. It allows the buying of travel packages, tours, and access to lounges, as well as earning miles in the loyalty program. Smiles Viagens is the online travel operator of Grupo Gol and Smiles. At Smiles Viagens, it is possible to purchase several services in a single purchase, such as airline tickets, high-end hotels, tours, and others, all of which are customized according to the customer's taste. In addition, concierge support is available throughout the trip for experiences menu itineraries, as well as other benefits included at the airport.

In December 2023, GOL announced the opening of ticket sales to/from its newest domestic destination: São José dos Campos (SJK), a city located in the Paraíba Valley, in the interior of São Paulo, and its 76th base to be launched. Starting March 27 next year, São José dos Campos will receive three weekly direct round-trip flights to Tom Jobim – Galeão International Airport. In November, the Company announced an 18% increase in the supply of flights in the state of Bahia in January 2024, compared to October 2023. For the vacation period, new flight frequencies to Salvador and São Paulo will be added, expanding tourist access to Espírito Santo, as well as promoting more seats for residents in the state on their summer leisure trips.

iv.	total amounts spent on the development of new products and services

Not applicable.

d.	opportunities inserted in the Company's business plan related to ESG issues

In line with its commitment to be A Primeira para Todos (The First for All), GOL has joined the world's largest voluntary corporate commitment, the UN Global Pact. And used this platform to project herself as an ambassador for the Raça é Prioridade (Race is a Priority) Movement, an important initiative in the fight against structural racism, which

43

establishes the goal of 50% of black people in leadership positions by 2030, in addition to the adhesion to the platforms: Women Lead 2030, Mind in Focus and Net Zero Ambition 2030.

In November, GOL implemented an ESG technology software to assist in the creation and management of goals and indicators related to the ESG goal. The platform enables the Company to efficiently manage and analyze data, linked to the major ESG frameworks, the Global Reporting Initiative (GRI), the Sustainability Assessment Standards Board (SASB) and the Task Force for Climate Related Disclosures (TCFD). This is an important step in the journey of development of GOL's ESG initiatives and sustainability strategy, which is increasingly linked to the business.

In January, we maintained our Climate Disclosure Project (CDP) score at B-.

The score aims to collaborate with the transparency of organizations' carbon emissions, in addition to classifying them and contributing to actions to mitigate impacts on the environment.

ITEM FRE 2.11 - OTHER FACTORS THAT RELEVANTLY INFLUENCED THE OPERATIONAL PERFORMANCE

Below is shown the identification of the main risks that have significant influence on the operational performance:

Market risks

•                     Aircraft Fuel: GOL purchases jet fuel at prevailing market prices, which vary depending on the volatility of the price of crude oil and its derivatives, but seeks to manage risk by running a documented hedging program. To manage the price risk, GOL holds oil derivative contracts. In addition, it has contracts with the supplier that hedged in reals for oil. Virtually all of the fuel procurement is from one supplier, Vibra.

The Company uses different instruments to hedge its exposure to fuel prices, the choice depending on factors such as market liquidity, market value of the components, volatility

44

levels, availability and margin deposit. The main instruments are futures such as calls, call spreads, collars and swaps. Some of these instruments may generate mark-to- market and margin calls or expenditure on premium payments to make their contracting feasible, which may impact the Company’s liquidity.

In addition to the financial instruments mentioned, the Company has the capacity adjustment as the control pillar in order to mitigate the possible effects caused by an increase in variable costs, such as fuel.

•                     Foreign currencies: A significant portion of GOL’s operating costs and expenses, including aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of debt, finance leases, a portion of cash and cash equivalents, and short-term investments are also denominated in US dollars. To manage exchange rate risk, GOL enters into derivative contracts to protect against a possible devaluation of the Brazilian real against the US dollar.

•                     Interest Rate: GOL’s results are affected by changes in interest rates, mainly due to the impact on interest expenses resulting from the fact that part of the indebtedness and financial leases are indexed at variable rates, within the contracts, as well as interest income from financial investments.

The Company is exposed to future lease operations, whose installments to be paid are in turn exposed to the variation of the Libor rate until the aircraft is received. To mitigate these risks, the Company may use derivative financial instruments such as SOFR interest rate swaps.

•                     Reduction in demand: Actual terrorist threats or attacks, or other hostilities, even if not directly in the aviation industry, can significantly harm the industry and the Company’s operations. Global disasters, such as pandemics, also directly impact the Company’s operations.

Fare reduction due to competition

The industry is exposed to competition from other competitors on all routes that are operated, on existing charter flights and from new entrants into the domestic market. Competition from other airlines has a relatively significant impact on the company

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compared to other companies in the sector, since we have a higher proportion of connecting flights between the busiest airports in Brazil, where competition is more intense. On the other hand, some of our competitors have a higher proportion of flights connecting to less busy airports where there is little or no competition.

Current competitors and potential entrants have in the past introduced, and may again introduce, fare offerings below the break-even level of the market or increase capacity on their routes in an effort to increase their respective market shares of business traffic (high value-added customers).

GOL’s business model focuses on: (i) maintaining profitability through controlled, sustainable and responsible addition of capacity at a level compatible with the increase in demand, (ii) cost reduction for a more efficient operation, (iii) control of the term of ticket inventories offered (forward bookings).

Liquidity Risk

The Company is exposed to liquidity risk in two distinct ways: market liquidity risk, which varies according to the types of assets and markets in which the assets are traded, and cash flow liquidity, related to the emergence of difficulties in meeting contracted operating obligations on the scheduled dates. In order to meet liquidity risk management, the Company invests its funds in liquid assets (federal government bonds, CDBs [Bank Deposit Certificates], and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio.

Inability to pay or roll over debt

The Company is exposed to possible financial difficulties, for example, nonpayment of loans or similar agreements, denial of trade credit by suppliers, debt restructuring needs to avoid default, failure to meet statutory capital requirements, and the need to seek new sources or methods of financing or to dispose of substantial assets.

Credit risk

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Credit limits are established for all customers based on internal rating criteria and the book values represent the maximum credit risk exposure. Customer credit quality is assessed based on an extensive internal credit rating system. The outstanding customer receivables are monitored frequently by the Company.

Legal, labor, tax, civil and consumer risks

The Company’s business is labor intensive and therefore the company may be affected if it is unable to maintain satisfactory relations with its employees or employee representatives. Throughout 2020 and 2021, during the pandemic, the company was transparent with its employees, being the first airline to hold negotiations with trade unions, seeking solutions that would preserve jobs.

The Company and its controlling shareholders are involved in certain legal matters arising in the normal course of its business, which include civil, administrative, tax, social security, and labor lawsuits. The Company classifies the risks of loss in legal proceedings as probable, possible or remote. The provision recorded in relation to these lawsuits is determined by the Company’s management, based on the analysis of its legal advisors, and reasonably reflects the estimated probable losses.

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2.1.4.                                  INFORMATION REGARDING CANDIDATES NOMINATED OR SUPPORTED BY MANAGEMENT OR CONTROLLING SHAREHOLDERS (ITEMS 7.3 TO 7.6 OF THE REFERENCE FORM)

Considering that, pursuant to article 18 of the Company's Bylaws, the Board of Directors is made up of at least 5 (five) and at most 1 0 (ten) members, and it is incumbent upon the General Meeting to determine the number of members to be elected, the Company's Management proposes that the number of positions on the Board of Directors to be filled be set at 10 (ten).

Under the terms of art. 1 1, item I, of CVM Resolution No. 81, dated March 29, 2022, as amended, the Company provides the information concerning the candidates nominated by management or the controlling shareholders, corresponding to items 7.3 to 7.6 of the Reference Form.

FRE ITEM 7.3/4 - COMPOSITION AND PROFESSIONAL EXPERIENCE OF MANAGEMENT

7.3.       In relation to each of the issuer's managers, indicate, in table format:

a. name	CONSTANTINO DE OLIVEIRA JUNIOR
b. date of birth	08/12/1968
c. profession	Businessman
d. Taxpayers’ ID (CPF) or Passport No.	417.942.901-25
e. elective office to be held	Chairman of the Board of Directors
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes
j. if an independent member, under the terms of the specific regulations applicable to the matter	No

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k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office	03/10/2010
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Constantino de Oliveira Junior is the Chairman of the Board of Directors and a member of the Company's Corporate Governance and People Committee, Alliances Committee, and Safety Committee. Mr. Constantino Junior studied Business Administration at the Federal District University and attended the Executive Corporate Management Program of the Association for Overseas Technical Scholarships in Yokohama, Japan. Mr. Constantino Junior served as Chief Executive Officer of the Company in 2001 and in 2004 became a member of the board of directors, cumulating both functions until 2012. Also in 2004, Mr. Constantino debuted the Company's shares traded on the São Paulo Stock Exchange (BOVESPA) – GOLL4 and on the New York Stock Exchange (NYSE) – GOL. In 2012, Mr. Constantino Junior assumes as Chairman of the Board of Directors, a position he has held up to now. Mr. Constantino Junior also assumes as Chairman of the Company's Board of Directors until the merger of Gol, in August 2021. Mr. Constantino Junior introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as an "Executive of Value" in 2002 and 2001 by Valor Econômico newspaper, and as a "Lead Executive" in the logistics sector in 2003 by Gazeta Mercantil newspaper, and in 2008, he was named "Illustrious Executive" in the Air Transport category at the GALA (Galería Aeronáutica Latinoamericana) awards, sponsored by IATA. From 1994 to 2000 he held the position of Executive Officer at Comporte Participações, a company that controls several land passenger transportation companies. He is currently a member of the Board of

49

Directors and one of the founders of ABRA Group, where he serves as CEO. Mr. Constantino Junior declares that he is not considered a politically exposed person, under the terms of the applicable regulations.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.	Mr. Constantino Junior further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any professional or commercial activity. Mr. Constantino Junior declares, therefore, to be duly qualified to practice his professional activities.
7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	Member of the Corporate Governance and People Committee, Alliances Committee, and the Safety Committee.

a. name	RICARDO CONSTANTINO
b. date of birth	02/27/1963
c. profession	Businessman
d. Taxpayers’ ID (CPF) or Passport No.	546.988.806-10
e. elective office to be held	Vice-Chairman of the Board of Directors
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes

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j. if an independent member, under the terms of the specific regulations applicable to the matter	No
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	03/12/2004
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Ricardo Constantino is the Vice- Chairman of the Company's Board of Directors and a member of the Corporate Governance and People Committee. In addition, Mr. Ricardo held the position of Technical and Maintenance Executive Officer of Grupo Comporte from 1994 to 2012. Mr. Ricardo Constantino is also a member of the Board of Directors of Via Rondon S.A., as of 2010. Since 2006, he has been a member of the Board of Directors of Expresso Itamarati S/A. In addition, Mr. Ricardo Constantino is currently a member of the Board of Directors of the companies BR Mobilidade Baixada Santista SPE S/A, Comporte Participações S/A, Viação Piracicabana S/A, and Empresa Nossa Senhora da Penha S/A. Mr. Ricardo declares that he is not considered a politically exposed person, under the terms of the applicable regulations.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.	Mr. Ricardo further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any professional or commercial activity. Mr. Ricardo declares, therefore, to be duly qualified to practice his professional activities.

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7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	No.

a. name	ADRIAN NEUHAUSER
b. date of birth	03/14/1973
c. profession	Business Administrator
d. Taxpayers’ ID (CPF) or Passport No.	F49678214
e. elective office to be held	Board of Directors (Effective)
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes
j. if an independent member, under the terms of the specific regulations applicable to the matter	No
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	04/28/2023
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Samuel is a member of the Company's Board of Directors. Mr. Neuhauser holds a degree in Economics from the Pontificia Universidad Católica in Chile. Mr. Neuhauser is currently also Avianca's CEO since 2021, after joining the company as its Chief Financial Officer in 2019, leading its restructuring process. He has more than 20 years of experience in the financial sector with a focus on investment banking, as well as extensive experience working with transportation companies, including airlines, railways, and carriers. Before joining Avianca, Mr. Neuhauser was

52

Administrative Officer of Credit Suisse, dealing with airlines throughout the American continent. In addition, he held senior positions at Deutsche Bank, Bank of America, as well as Merrill Lynch, where he was responsible for M&As and capital market transactions in Chile and the Andean Region. Mr. Neuhauser declares that he is not considered a politically exposed person, under the terms of the applicable regulations.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.	Mr. Neuhauser further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any professional or commercial activity. Mr. Neuhauser declares, therefore, to be duly qualified to practice his professional activities.
7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	No.

a. name	ANMOL BHARGAVA
b. date of birth	11/19/1978
c. profession	Engineer
d. Taxpayers’ ID (CPF) or Passport No.	567476381
e. elective office to be held	Board of Directors (Effective)
f. election date	04/30/2024
g. investiture date	04/30/2024

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h. term of office	1 year
i. if elected or not by the controller	Yes
j. if an independent member, under the terms of the specific regulations applicable to the matter	No
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	05/13/2022
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Anmol Bhargava is an effective member of the Company's Board of Directors. Mr. Bhargava graduated from RV Engineering College in Bangalore, India, and in 2006 earned a master's degree in business administration in strategy and finance from the University of Texas. Mr. Bhargava has also been Vice President of Global Alliances and Partnerships at American Airlines since May 2021. Mr. Bhargava joined American Airlines in 2006 and served as administrative officer of joint business and alliances for the Atlantic and Pacific regions, CFO of Joint Business and Analytics, CFO of the strategic alliances team, and senior financial analyst. Previously, Mr. Bhargava worked at AkzoNobel. In 2001. Mr. Bhargava declares that he is not considered a politically exposed person, under the terms of the applicable regulations.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified	Mr. Bhargava further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any

54

him from practicing any professional or commercial activity.	professional or commercial activity. Mr. Bhargava declares, therefore, to be duly qualified to practice his professional activities.
7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	No.

a. name	MARCELA DE PAIVA BOMFIM TEIXEIRA
b. date of birth	10/10/1980
c. profession	Business Manager
d. Taxpayers’ ID (CPF) or Passport No.	012.640.496-84
e. elective office to be held	Independent Board of Directors (Effective)
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes
j. if an independent member, under the terms of the specific regulations applicable to the matter	Yes
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	04/29/2022
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of	Mrs. Marcela de Paiva Bomfim Teixeira is an independent member of the Company's Board of Directors and Statutory Audit Committee. Mrs. Marcela holds a degree in business administration from the Pontifical Catholic University of Minas Gerais, a specialization in Management and Information Technology from the

55

the same class or type of security of the issuer.

Institute of Technological Education and a specialization in Finance from Fundação Dom Cabral and a master's degree in Business Administration with a focus on project management from Fundação Getúlio Vargas. Mrs. Marcela holds an executive master's degree in business administration from Fundação Dom Cabral. She has an extension on the HEC Paris Shanghai Module. Mrs. Marcela was a member of the audit committee of Transporte Energia S.A. from 2012 to 2016. In her 22 years of experience, Marcela has worked for companies such as Usinas Siderúrgica de Minas Gerais

S.A. – Usiminas and Alupar Investimento

S.A. and was previously a member of our audit committee for four years. Mrs. Marcela declares that she is not considered a politically exposed person, under the terms of the applicable regulations.

m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.	Mrs. Marcela further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any professional or commercial activity. Mrs. Marcela declares, therefore, to be duly qualified to practice her professional activities.
7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	Effective member of the Audit Committee

a. name	GERMÁN PASQUALE QUIROGA VILARDO
b. date of birth	10/25/1967

56

c. profession	Engineer
d. Taxpayers’ ID (CPF) or Passport No.	009.943.227-71
e. elective office to be held	Independent Board of Directors (Effective)
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes
j. if an independent member, under the terms of the specific regulations applicable to the matter	Yes
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	04/29/2022
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Germán Pasquale Quiroga Vilardo is an independent member of the Company's Board of Directors and Statutory Audit Committee. Mr. Vilardo holds a degree in electronic engineering from the Institute of Military Engineering and a master's degree in digital systems from the Polytechnic School of the University of São Paulo (USP). He was founder and CEO of TV1.com, Chief Information Officer and Chief Marketing Officer of Americanas.com, Chief Information Officer and Chief Marketing Officer of Cyrela Brasil Realty and founder. Mr. Vilardo was also Chief Executive Officer and member of the Board of Directors of Pontofrio.com, Nova Pontocom and several other e- commerce companies and was the founder of OMNI55 Consulting. He is currently a member of the board of directors of Centauro, C&A, Kalunga, Ammo, Stefanini, Votorantim, Servimed, TV1, G2D Investments, and HiPartners.

57

Mr. Vilardo is also a founding member of Cobasi Digital's Board of Directors. Mr. Vilardo declares that he is not considered a politically exposed person, under the terms of the applicable regulations.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.	Mr. Vilardo further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any professional or commercial activity. Mr. Vilardo declares, therefore, to be duly qualified to practice his professional activities.
7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	Effective member of the Audit Committee

a. name	PHILIPP MICHAEL SCHIEMER
b. date of birth	06/09/1964
c. profession	Business Administrator
d. Taxpayers’ ID (CPF) or Passport No.	172.372.968-09
e. elective office to be held	Independent Board of Directors (Effective)
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes

58

j. if an independent member, under the terms of the specific regulations applicable to the matter	Yes
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	04/29/2022
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Philipp Michael Schiemer is an independent member of the Company's Board of Directors and Statutory Audit Committee. Mr. Schiemer is currently Senior Vice President at Mercedes-Benz AG responsible for Top Customer Relations. Previously, he was the CEO of Mercedes-AMG and President of Mercedes-Benz Brazil and Latin America, and Vice President of Product Marketing at Mercedes Benz in Stuttgart, Germany. From 2004 to 2009, he was Vice President of Sales at Mercedes-Benz do Brasil. Mr. Schiemer is certified as a senior advisor to the Brazilian Institute of Corporate Governance. Mr. Schiemer was also president of the SAE Brazil congress and served as Vice President of the Brazil-Germany Chamber of Commerce from January 2018 to December 2018 and, in January 2019, assumed the position of president. Mr. Schiemer studied business administration and has a specialization in marketing and finance at Corporate University Mercedes-Benz AG in Stuttgart, Germany. Mr. Schiemer declares that he is not considered a politically exposed person, under the terms of the applicable regulations.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii)	Mr. Schiermer further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any

59

final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.	final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any professional or commercial activity. Mr. Schiermer declares, therefore, to be duly qualified to practice his professional activities.
7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	Effective member of the Audit Committee

a. name	TIMOTHY ROBERT COLEMAN
b. date of birth	04/20/1954
c. profession	Banker
d. Taxpayers’ ID (CPF) or Passport No.	548526171
e. elective office to be held	Independent Board of Directors (Effective)
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes
j. if an independent member, under the terms of the specific regulations applicable to the matter	Yes
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	01/25/2024
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies	Mr. Timothy Robert Coleman is an independent member of the Company's Board of Directors and Special Independent Committee. Mr. Coleman serves as a senior advisor to PJT Partners

60

controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	and, in his professional career, has been a partner and Global President of PJT Partners' Restructuring and Special Situations Group. Prior to the spin-off of PJT Partners to Blackstone, Mr. Coleman worked for 23 years at Blackstone, as Senior Managing Director and head of the Restructuring and Reorganization Group. Mr. Coleman has worked on a variety of restructuring tasks and special situations for companies, municipalities, creditor groups, special committees of corporate boards, distressed companies, and asset acquirers. Tim was widely recognized for excellence in his field and awarded the Harvey R. Miller Outstanding Achievement award for services to the restructuring industry at the Annual Distressed Investing Conference (2019), the Turnaround Atlas Awards leadership award (2017), the M&A Advisor's Turnaround Leadership award (2014), was included to the Turnaround Restructuring and Distressed Investing Industry Hall of Fame by the Turnaround Management Association (2013), and named Global Investment Banker of the Year by the Turnaround Atlas Awards (2011). Finally, among the most notable cases in which Mr. Coleman acted are: Arch Coal, AMBAC, Bear Stearns Asset Management, Cable & Wireless Holdings, C-BASS, Delta Air Lines, Delta (Re: Pinnacle Airlines), Energy XXI, Financial Guaranty Insurance Company, Ford Motor Company, Genco, among others.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision,	Mr. Timothy further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or

61

which has suspended or disqualified him from practicing any professional or commercial activity.	disqualification for the practice of any professional or commercial activity. Mr. Timothy declares, therefore, to be duly qualified to practice his professional activities.
7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	No.

a. name	PAUL STEWART ARONZON
b. date of birth	11/17/1954
c. profession	Banker
d. Taxpayers’ ID (CPF) or Passport No.	A08738760
e. elective office to be held	Independent Board of Directors (Effective)
f. election date	04/30/2024
g. investiture date	04/30/2024
h. term of office	1 year
i. if elected or not by the controller	Yes
j. if an independent member, under the terms of the specific regulations applicable to the matter	Yes
k. if the administrator or member of the audit committee has been serving consecutive terms, the date of commencement of the first of such term of office.	01/25/2024
l. main professional experiences during the last 5 years, highlighting, if applicable, offices and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of	Mr. Paul Stewart Aronzon is an independent member of the Company's Board of Directors and Special Independent Committee. In his professional career, he served as Co- Managing Partner of the Milbank office in Los Angeles and Co-Leader of Milbank's Global Financial Restructuring

62

the same class or type of security of the issuer.	Group, in addition to being Executive Vice President and Managing Director of Imperial Capital. With more than 40 years of experience, he has acted as a leading consultant in corporate restructurings and reorganizations, including extensive experience advising companies, boards of directors and advisory committees to boards of directors, independent directors, sponsors, debtors, creditors, debt acquirers, assets or companies and other parties in cases of reorganization and recapitalization operations. Said commitments and transactions included successful stock exchange and acquisition offers, proxy contests, rights offerings, mergers, and acquisitions (sales of companies and assets), as well as financing transactions, pre-arranged reorganizations, disputed or litigated cases (including cram down) of Chapter 11, consensual Chapter 11 cases, and numerous successful dispute resolution issues using mediation and various resolution processes. Lastly, Mr. Paul Stewart Aronzon has experience in a wide range of industries, including aerospace/defense, agriculture, airlines, apparel, and textiles, automotive, among others.
m. description of any of the following events that have occurred during the last 5 years: (i) criminal conviction; (iii) conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; and (iii) final and unappealable conviction in the judicial sphere or subject matter to a final administrative decision, which has suspended or disqualified him from practicing any professional or commercial activity.	Mr. Paul further declares that, in the last five (5) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused his suspension or disqualification for the practice of any professional or commercial activity. Mr. Paul declares, therefore, to be duly qualified to practice his professional activities.

63

7.4. Indicate if member of any audit, risk, financial and compensation committees, even if such committees or structures are not statutory.	No.

FRE ITEM 7.5 EXISTENCE OF FAMILY RELATIONSHIPS

7.5.               Inform the existence of marital relationship, steady union or relationship up to the second degree between: a. administrators of the issuer; b.(i) administrators of the issuer and (ii) administrators of the issuer's direct or indirect subsidiaries; (c.) (i) administrators of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer; d. (i) administrators of the issuer and (ii) administrators of the issuer's direct and indirect parent companies:

Name	CPF (Individual Taxpayer Registry)	Corporate name of the Company, subsidiary, or parent company	CNPJ ( National Register of Legal Entities)	Type of relationship with the administrator of the Company or subsidiary.
Cargo
Administrator of		Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no Exterior GOL Linhas Aéreas S.A.	06.164.253/0001- 87 21.409.035/0001- 59 07.575.651/0001- 59
the issuer or
subsidiary
RICARDO
CONSTANTINO
Effective Member
of the Board of
Directors of GOL
Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas	546.988.806-10			Brother or Sister (1st degree by
S.A	084.864.028-40			consanguinity)
Related Person
JOAQUIM
CONSTANTINO
NETO Effective
Member of the
Board of Directors
of GOL Linhas
Aéreas S.A

64

Name	CPF (Individual Taxpayer Registry)	Corporate name of the Company, subsidiary, or parent company	CNPJ ( National Register of Legal Entities)	Type of relationship with the administrator of the Company or subsidiary.
Cargo

Note: The Mobi Foreign Equity Investment Fund is the controlling entity of ABRA Mobi LLP, the direct controlling shareholder of the Company, jointly with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino. Additionally, Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino are the sole shareholders and control MOBI FIA IE in equal proportions

Administrator of		Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no exterior GOL Linhas Aéreas S.A.
the issuer or
subsidiary
RICARDO
CONSTANTINO
Effective Member of
the Board of			06.164.253/0001-
Directors of GOL			87
Linhas Aéreas	546.988.806-10
Inteligentes S.A.,
GOL Linhas Aéreas			21.409.035/0001-	Brother or Sister
S.A.			59	(1st degree by
				consanguinity)
Related Person
CONSTANTINO DE			07.575.651/0001-
OLIVEIRA JUNIOR	417.942.901-25		59
Chairman of the
Board of Directors of
GOL Linhas Aéreas
Inteligentes S.A. and
Gol Linhas Aéreas
S.A."

Note:

The Mobi Foreign Equity Investment Fund is the controlling entity of ABRA Mobi LLP, the direct controlling shareholder of the Company, jointly with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

65

Name	CPF (Individual Taxpayer Registry)	Corporate name of the Company, subsidiary, or parent company	CNPJ ( National Register of Legal Entities)	Type of relationship with the administrator of the Company or subsidiary.
Cargo

Additionally, Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto,

and Ricardo Constantino are the sole shareholders and jointly control MOBI FIA IE, in equal proportions.

Administrator of			06.164.253/0001- 87 21.409.035/0001- 59 07.575.651/0001- 59
the issuer or
subsidiary
CONSTANTINO DE
OLIVEIRA JUNIOR
Chairman of the
Board of Directors of		Gol Linhas Aéreas
GOL Linhas Aéreas	417.942.901-25	Inteligentes S.A.
Inteligentes S.A. and
Gol Linhas Aéreas S.A. Related Person		Mobi Fundo de Investimento em Ações no exterior		Brother or Sister (1st degree by consanguinity)
RICARDO		GOL Linhas
CONSTANTINO		Aéreas S.A.
Member of the Board
of Directors of GOL	546.988.806-10
Linhas Aéreas
Inteligentes S.A. and
Gol Linhas Aéreas
S.A.

Note:

The Mobi Foreign Equity Investment Fund is the controlling entity of ABRA Mobi LLP, the direct controlling shareholder of the Company, jointly with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Additionally, Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino are the sole shareholders and jointly control MOBI FIA IE, in equal proportions.

Administrador do emissor ou controlada	417.942.901-25	Gol Linhas Aéreas	06.164.253/0001- 87	Brother or Sister (1st degree by consanguinity)

66

Name	CPF (Individual Taxpayer Registry)	Corporate name of the Company, subsidiary, or parent company	CNPJ ( National Register of Legal Entities)	Type of relationship with the administrator of the Company or subsidiary.
Cargo
Administrator of		Inteligentes
the issuer or		S.A.	21.409.035/0001-
subsidiary			59
CONSTANTINO DE	084.864.028-40	MOBI Fundo
OLIVEIRA JUNIOR		de
Chairman of the		Investimento	07.575.651/0001-
Board of Directors of		em Ações	59
GOL Linhas Aéreas
Inteligentes S.A. and		GOL Linhas
Gol Linhas Aéreas		Aéreas S.A.
S.A.	546.988.806-10
Related Person
JOAQUIM
CONSTANTINO
NETO
Effective Member of
the Board of
Directors of GOL
Linhas Aéreas S.A.

Note:

The Mobi Foreign Equity Investment Fund is the controlling entity of ABRA Mobi LLP, the direct controlling shareholder of the Company, jointly with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Additionally, Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino are the sole shareholders and jointly control MOBI FIA IE, in equal proportions.

Administrator of		Mobi Fundo
the issuer or subsidiary CONSTANTINO DE		de Investimento em Ações no	21.409.035/0001- 59	Brother or Sister (1st degree by
OLIVEIRA JUNIOR		exterior		consanguinity)
Chairman of the	417.942.901-25
Board of Directors of

67

Name	CPF (Individual Taxpayer Registry)	Corporate name of the Company, subsidiary, or parent company	CNPJ ( National Register of Legal Entities)	Type of relationship with the administrator of the Company or subsidiary.
Cargo
GOL Linhas Aéreas
Inteligentes S.A. and
Gol Linhas Aéreas
S.A.
JOAQUIM	084.864.028-40
CONSTANTINO
NETO
Effective Member of
the Board of
Directors of GOL
Linhas Aéreas S.A.
443.609.911-34
RICARDO
CONSTANTINO
Member of the Board
of Directors of GOL
Linhas Aéreas
Inteligentes S.A. and
Gol Linhas Aéreas
S.A.
Related Person
Henrique
Constantino

Note:

The Mobi Foreign Equity Investment Fund is the controlling entity of ABRA Mobi LLP, the direct controlling shareholder of the Company, jointly with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Additionally, Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino are the sole shareholders and jointly control MOBI FIA IE, in equal proportions.

68

Name	CPF (Individual Taxpayer Registry)	Corporate name of the Company, subsidiary, or parent company	CNPJ ( National Register of Legal Entities)	Type of relationship with the administrator of the Company or subsidiary.
Cargo
Administrador do		Gol Linhas Aéreas Inteligentes S.A. Mobi Fundo de Investimento em Ações no exterior GOL Linhas Aéreas S.A.
emissor ou
controlada
JOAQUIM
CONSTANTINO
NETO			06.164.253/0001-
Membro efetivo do			87
Conselho de
Administração da	084.864.028-40
Gol Linhas Aéreas			21.409.035/0001-	Brother or Sister
S.A.			59	(1st degree by
				consanguinity)
Pessoa relacionada
CONSTANTINO DE	417.942.901-25		07.575.651/0001-
OLIVEIRA JUNIOR			59
Presidente do
Conselho de
Administração da
GOL Linhas Aéreas
Inteligentes S.A.

Note:

The Mobi Foreign Equity Investment Fund is the controlling entity of ABRA Mobi LLP, the direct controlling shareholder of the Company, jointly with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Additionally, Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino are the sole shareholders and jointly control MOBI FIA IE, in equal proportions.

Administrator of		Gol Linhas Aéreas	06.164.253/0001-	Brother or Sister (1st degree by consanguinity)
the issuer or		Inteligentes S.A.	87
subsidiary	084.864.028-40
JOAQUIM		Mobi Fundo de
CONSTANTINO		Investimento em	21.409.035/0001-
NETO Effective		Ações no exterior	59

69

Name	CPF (Individual Taxpayer Registry)	Corporate name of the Company, subsidiary, or parent company	CNPJ ( National Register of Legal Entities)	Type of relationship with the administrator of the Company or subsidiary.
Cargo
Member of the Board
of Directors of Gol	546.988.806-10	GOL Linhas
Linhas Aéreas S.A.		Aéreas S.A.	07.575.651/0001-
59
Related Person
RICARDO
CONSTANTINO
Effective Member of
the Board of
Directors.

Note:

The Mobi Foreign Equity Investment Fund is the controlling entity of ABRA Mobi LLP, the direct controlling shareholder of the Company, jointly with Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Additionally, Messrs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino are the sole shareholders and jointly control MOBI FIA IE, in equal proportions.

70

FRE ITEM 7.6 RELATIONS OF SUBORDINATION, PROVISION OF SERVICE OR CONTROL

7.6.               Inform about subordination relationship, service provision or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, directly or indirectly, by the issuer, except for those in which the issuer holds, directly or indirectly, 99% (ninety-nine percent) of the total share capital; b. the issuer's direct or indirect controlling shareholder; c. supplier, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons:

Fiscal Year 31/12/2023

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

tor	417.942.901-25	Control	Indirect Controller
E OLIVEIRA JUNIOR
r of the Board of Directors.
as S.A.	07.575.651/0001-59
r of the Board of Directors.
ctors manage the controlled companies
tor ANTINO NETO of the Board of Directors. as S.A. of the Board of Directors. inistrators manage controlled companies.	084.864.028-40	Control	Indirect Controller
07.575.651/0001-59
tor ANTINO of the Board of Directors. as S.A. of the Board of Directors. inistrators manage controlled companies.	546.988.806-10	Control	Indirect Controller
07.575.651/0001-59
o Emissor	309.459.748-33	Service provision	Direct Subsid

71

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

ES FERRER JUNIOR fficer da	40.181.184/0001-58
ator ES FERRER JUNIOR fficer	309.459.748-33 09.098.779/0001-02	Service provision	Direct Subsidiary
ator ES FERRER JUNIOR fficer man	309.459.748-33	Service provision	Direct Subsidiary
ator ES FERRER JUNIOR fficer mburgo	309.459.748-33	Service provision	Direct Subsidiary
ator ES FERRER JUNIOR rs as S.A. rectors rães Ferrer Junior has a service provision relationship	309.459.748-33 07.575.651/0001-59	Service provision	Direct Subsidiary

72

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

Aéreas S.A., a subsidiary of the Company, where he nt Director of the Company, having previously held ice President within it.
the Issuer AO Relations Officer. as S.A. inistrators manage controlled companies.	311.128.678-99 07.575.651/0001-59	Service provision	Direct Subsid
ator AO inistrators manage controlled companies.	311.128.678-99 40.181.184/0001-58	Service provision	Direct Subsid
ator AO inistrators manage controlled companies.	311.128.678-99	Service provision	Direct Subsid
ator AO man inistrators manage controlled companies.	311.128.678-99	Service provision	Direct Subsid

73

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

ator AO mbourg inistrators manage controlled companies.	311.128.678-99	Service provision	Direct Subsid
ator CABRAL DA FONSECA rector as S.A. inistrators manage controlled companies.	284.882.578-21 07.575.651/0001-59	Service provision	Direct Subsid
ator CABRAL DA FONSECA r inistrators manage controlled companies.	284.882.578-21	Service provision	Direct Subsid
ator CABRAL DA FONSECA rector inistrators manage controlled companies.	284.882.578-21 40.181.184/0001-58	Service provision	Direct Subsid
ator CABRAL DA FONSECA rector man inistrators manage controlled companies.	284.882.578-21	Service provision	Direct Subsid

74

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

ator CABRAL DA FONSECA rector mbourg inistrators manage controlled companies.	284.882.578-21	Service provision	Direct Subsid
ator SER of the Board of Directors inistrators manage controlled companies.	F49678214 (passaport)	Service provision	direct contro
ator AN LARK, JR. of the Board of Directors ed	214.996.428-73	Service provision	direct contro
ator VA of the Board of Directors. s INC.	567476381 44.500.301/0001-50	Service provision	Client

75

Fiscal Year 31/12/2022

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

ator E OLIVEIRA JUNIOR r of the Board of Directors. as S.A. r of the Board of Directors. ctors manage the controlled companies	417.942.901-25 07.575.651/0001-59	Control	Indirect Controller
ator ANTINO NETO of the Board of Directors. as S.A. of the Board of Directors. inistrators manage controlled companies.	084.864.028-40 07.575.651/0001-59	Control	Indirect Controller
ator VA of the Board of Directors. s INC.	567476381 44.500.301/0001-50	Service provision	Client
ator ANTINO of the Board of Directors. as S.A. of the Board of Directors. inistrators manage controlled companies.	546.988.806-10 07.575.651/0001-59	Control	Indirect Controller

76

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

ator AKINOFF

of the Board of Directors

as S.A.

r of the Board of Directors

Kakinoff has a service provision relationship with as S.A., a subsidiary of the Company, where he ber of the board of directors, having previously held

EO of the Company.

	194.344.518-41 07.575.651/0001-59	Service provision	Direct Subsidiary
ator ERNARDES NETO rectors as S.A. rectors Bernardes Neto has a service provision relationship Aéreas S.A., a subsidiary of the Company, where he esident Director of the Company.	165.610.978-66 07.575.651/0001-59	Service provision	Direct Subsidiary
ator E OLIVEIRA JUNIOR Board of Directors de Oliveira Junior has an indirect control and service nship with GAC Inc.	417.942.901-25 09.098.779/0001-02	control	Direct Subsidiary
ator ES FERRER JUNIOR fficer	309.459.748-33 09.098.779/0001-02	Service provision	Direct Subsidiary
ator ES FERRER JUNIOR fficer	309.459.748-33 12.255.721/0001-21	Service provision	Direct Subsidiary

77

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

ator ERNARDES NETO rector	165.610.978-66 12.255.721/0001-21	Service provision	Direct Subsidiary
ator ERNARDES NETO rector	165.610.978-66 09.098.779/0001-02	Service provision	Direct Subsidiary
ator AN LARK, JR. rectors as S.A.	214.996.428-73 07.575.651/0001-59	Service provision	Direct Subsidiary
ator AN LARK, JR. rector	214.996.428-73 09.098.779/0001-02	Service provision	Direct Subsidiary
ator AN LARK, JR. rectors	214.996.428-73 12.255.721/0001-21	Service provision	Direct Subsidiary

78

Identification	CPF/CNPJ	Type of relationship of the Administrator with the related person	Type of related

ator

ES FERRER JUNIOR

rs

as S.A. rectors

rães Ferrer Junior has a service provision GOL Linhas Aéreas S.A., a subsidiary of the he serves as President Director of the Company,

y held the position of Vice President within it.

	309.459.748-33 07.575.651/0001-59	Service provision	Direct Subsidiary

79

Fiscal Year 31/12/2021

Identification	CPF/CNPJ	Type of relations the Administrato the related perso
Position/Role
Issuer Administrator CONSTANTINO DE OLIVEIRA JUNIOR Effective Member of the Board of Directors	417.942.901-25	control
Related Entity GOL Linhas Aéreas S.A. Effective Member of the Board of Directors	07.575.651/0001-59
Note Some of our administrators manage controlled companies.
Issuer Administrator JOAQUIM CONSTANTINO NETO Effective Member of the Board of Directors	084.864.028-40	control
Related Entity GOL Linhas Aéreas S.A. Effective Member of the Board of Directors	07.575.651/0001-59
Note Some of our administrators manage controlled companies.
Issuer Administrator RICARDO CONSTANTINO Effective Member of the Board of Directors	546.988.806-10	control
Related Entity GOL Linhas Aéreas S.A. Effective Member of the Board of Directors	07.575.651/0001-59
Note Some of our administrators manage controlled companies.
	194.344.518-41	Service provision
Issuer Administrator PAULO SERGIO KAKINOFF President
Related Entity GOL Linhas Aéreas S.A. Chief Executive Officer	07.575.651/0001-59

Note

Mr. Paulo Sergio Kakinoff has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he is a member of the board of directors, having previously served as CEO.

Issuer Administrator	165.610.978-66	Service provision
EDUARDO JOSÉ BERNARDES NETO
Vice President Directors
Related Entity	07.575.651/0001-59

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Identification	CPF/CNPJ	Type of relations the Administrato the related perso
Position/Role

GOL Linhas Aéreas S.A. Vice President Directors

Note:

Mr. Eduardo José Bernardes Neto has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he serves as Vice President Director of the Company.

Issuer Administrator	194.344.518-41	Subordination
PAULO SERGIO KAKINOFF
President
Related Entity
GOL Finance S.A.	12.255.721/0001-21
Director
Note:
N/A
Issuer Administrator CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Directors	417.942.901-25	control
Related Entity GOL Finance S.A. Director	12.255.721/0001-21
Note Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GOL Finance S.A.
Issuer Administrator CONSTANTINO DE OLIVEIRA JUNIOR Chairman of the Board of Directors	417.942.901-25	control
Related Entity GAC Inc. Director	09.098.779/0001-02
Note Mr. Constantino de Oliveira Junior has an indirect control and service provision relationship with GAC Inc.

Issuer Administrator	194.344.518-41	Service provision
PAULO SERGIO KAKINOFF
President
Related Entity	09.098.779/0001-02
GAC Inc.
Director
Note
N/A

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Identification	CPF/CNPJ	Type of relations the Administrato the related perso
Position/Role
Issuer Administrator	194.344.518-41	Service provision
PAULO SERGIO KAKINOFF
President
Related Entity	12.255.721/0001-21
Gol Finance
Director
Note
N/A
Administrador do Emissor	309.459.748-33	Service provision
CELSO GUIMARÃES FERRER JUNIOR
Diretor Vice-Presidente
Pessoa Relacionada	09.098.779/0001-02
GAC Inc.
Diretor
Observação
N/A
Issuer Administrator	309.459.748-33	Service provision
CELSO GUIMARÃES FERRER JUNIOR
Vice President Director
Related Entity
GAC Inc.	12.255.721/0001-21
Director
Note
N/A
	165.610.978-66	Service provision
Issuer Administrator
EDUARDO JOSÉ BERNARDES NETO
Vice President Director
Related Entity	12.255.721/0001-21
GOL Finance
Director
Note
N/A
Issuer Administrator	165.610.978-66	Service provision
EDUARDO JOSÉ BERNARDES NETO
Vice President Director
Related Entity	09.098.779/0001-02
GAC Inc.
Director
Note
N/A
Issuer Administrator RICHARD FREEMAN LARK, JR.	214.996.428-73	Service provision

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Identification	CPF/CNPJ	Type of relations the Administrato the related perso
Position/Role
Vice President Director Related Entity GOL Linhas Aéreas S.A. Director Note N/A	07.575.651/0001-59
	214.996.428-73	Service provision
Issuer Administrator
RICHARD FREEMAN LARK, JR.
Vice President Director
09.098.779/0001-02
Related Entity
GAC Inc.
Director
Note
N/A
Issuer Administrator	214.996.428-73	Service provision
RICHARD FREEMAN LARK, JR.
Vice President Director
Related Entity
GOL Finance S.A.	12.255.721/0001-21
Director
Note
N/A
Issuer Administrator CELSO GUIMARÃES FERRER JUNIOR Vice President Director	309.459.748-33	Service provision
Related Entity GOL Linhas Aéreas S.A. Vice President Director	07.575.651/0001-59

Note

Mr. Celso Guimarães Ferrer Junior has a service provision relationship with GOL Linhas Aéreas S.A., a subsidiary of the Company, where he serves as President Director of the Company,

having previously held the position of Vice President.

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2.1.5.                                  COMPENSATION OF ADMINISTRATORS (ITEM 8 OF THE REFERENCE FORM)

According to Article 13, items I and II, of CVM Resolution No. 81, of March 29, 2022, as amended, the Company makes available the compensation proposal and provides for the information corresponding to item 8 of the Reference Form.

For the year 2024, the Company proposes the gross global amount of up to BRL R$51.271.416,01 (fifty-one million, two hundred and seventy-one thousand, four hundred and sixteen reais and one cent) for the overall compensation of the administrators, and the Board of Directors is responsible for apportioning the individual compensations.

8.1 DESCRIPTION OF THE COMPENSATION POLICY OR PRACTICE

a.            objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, the locations on the World Wide Web where the document may be consulted.

The compensation policy aims to stimulate and promote the alignment of the objectives of our managers and employees, in a constant and permanent search for greater productivity and efficiency, maintaining competitiveness in the market in which we operate. Since it contains confidential information on remuneration- related topics, access to the document is restricted to GOL’s People and Culture area.

The compensation strategy emphasizes our determination to attract and retain talented employees and is designed to ensure that compensation levels are competitive and cost-effective. The compensation package includes competitive salaries, profit sharing programs, bonus programs, and long-term incentive programs for the executive levels.

Our annual profit sharing programs are negotiated between the company and labor unions, for the benefit of both unionized and non-unionized employees. In the context of these programs, a portion of the amount of the income subject to distribution is related to the achievement of our corporate goals and for the Coordination levels and above we also consider individual goals.

The Long Term Incentive Program is comprised of the Stock Option Plan and the Restricted Stock Plan, covering the entire executive level of the Company.

Specifically in relation to the remuneration of the managers, in accordance with the Brazilian Corporate Law, it is the responsibility of the shareholders to fix annually, at a General Meeting, the overall or individual amount of the remuneration of the members of the Board of Directors and the Executive Board. Our Bylaws determine that it is up to the General Meeting to set the annual overall

84

remuneration of the managers and to the Board of Directors to distribute the amounts to its members and the members of the Executive Board.

We have a Corporate Governance and People Committee, which is responsible for the coordination, implementation and periodic review of the best corporate governance practices, for monitoring and keeping our Board of Directors informed about the best market practices and about the regulations applicable to such practices and any changes. This Committee is responsible for the annual review of the compensation policy.

b.           practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board

(i)           bodies and committees that participate in the decision-making process and how they participate

The Executive Board of People and Culture prepares individual compensation proposals based on market research and submits them to the Corporate Governance and People Committee, which is the body responsible for approving and sending them to the Board of Directors.

(ii)	criteria and methodology used for setting the individual remuneration

Individual compensation is defined based on market research, conducted by specialized consultants, the data being obtained from a set of companies with organizational structure and size similar to that of the Company. The market median of is used as a comparative for the preparation of proposals.

(iii)         frequency and form of evaluation of the board of directors for adequacy of the compensation policy

The evaluation and review of the compensation is carried out annually, based on the results of market surveys, by the Corporate Governance and People Committee and subsequently considered by the members of the Board of Directors at meetings specifically for the topic.

c.	Composition of the remuneration
(i)	description of the elements of remuneration:

Objectives and alignment with the Company’s short-, medium- and long-term interests

Board of Directors: The Independent Directors, Effective Directors, and the Chairman of the Board receive a fixed monthly remuneration. In addition, we grant a package of airline tickets on routes operated by GOL. There is no variable compensation program for this level.

Committees: We have six Management Committees, four of them operating permanently, which advise and support our Board of Directors. We also have an Accounting, Tax Policies and Financial Statements Subcommittee, which is

85

subordinated to the Statutory Audit Committee and the Company’s Board of Directors. Committee and Subcommittee members are entitled to a fee per meeting held. Members of the Board of Directors who participate in our Committees are entitled to additional compensation for participation.

Fiscal Council: Fiscal Councilors receive a fixed monthly compensation. There is no variable compensation program for this level.

Statutory Executive Board: The compensation policy for the Executive Board is comprised of:

Monthly base salary, consisting of thirteen monthly salaries per year;

Benefits package that includes life insurance, meals, medical assistance, medical check-up,, fuel vouchers, airline tickets in routes operated by us, and discounts on purchasing miles in the Smiles program;

Short-term variable remuneration constituted according to the achievement of overall results (EBITIDA), corporate and individual goals, are paid annually by means of the Profit Sharing Program, in accordance with Law 10.101, of December 19, 2000 (“PPR”), or bonuses according to the Board’s previous resolution.

Long-term incentive program granted annually through the Company’s Stock Option Plan and Restricted Stock Plan, approved by the General Meeting on the date of July 30, 2020, (“Option Plan” and “Restricted Stock Plan”), whose distribution is assigned according to indicators of our corporate results, job level, and individual performance evaluation.

Our short-term variable compensation defines targets for monthly salary multiples attributed as a function of individual result indicators for the Company’s Executive Officers and corporate results, and is paid through a Profit Sharing Program (“PPR”) and/or bonuses, as defined by management.

The fixed remuneration of the Statutory and Non-Statutory Officers is defined using as reference the median salary of the market, obtained through annual research carried out by a specialized consulting company, respecting the progressive salary valuation for the cases of internal performance (promotions) and new external hiring proposals.

The short- and long-term variable remuneration, respectively the PPR, Bonus and the Stock and Stock Option Plan are intended to encourage managers and employees to contribute substantially to our success.

Non-statutory Executive Board: The compensation policy for non-statutory officers is comprised of:

Monthly base salary, consisting of thirteen monthly salaries per year;

Benefits package that includes life insurance, meals, medical assistance, medical check-up, and airline ticket discounts on routes operated by us, discounts on purchasing miles in the Smiles program;

86

Short-term variable remuneration constituted according to the achievement of overall results (EBIT), corporate and individual goals, paid annually through the Profit Sharing Program, in accordance with Law 10.101, of December 19, 2000 (“PPR”), or bonus, as deliberated by the Management.

Long-term incentive program granted annually through the Company's Stock Option Plan and Restricted Stock Plan, approved by the General Assembly on July 30, 2020, ("Stock Option Plan" and "Restricted Stock Plan"), whose distribution is attributed based on indicators of our corporate results, job level, and individual performance evaluation.

Our short-term variable remuneration defines potential multiples of monthly salary attributed in function of the Company’s Officers’ individual result indicators and corporate results, and is paid through Profit Sharing and/or Bonuses, as defined by management. Our Board of Directors may, in exceptional and justified cases, convert the amount to be paid into an equivalent number of hypothetical shares, based on the share price on the date the amount to be paid is determined, and the actual amount paid will be the equivalent to the price of such shares on the date of payment of the PSP or Bonus. This option allows us to accentuate the alignment between our interests and those of our Officers.

Its proportion of total compensation in the last 3 fiscal years

The average proportions of each compensation element in the year 2023 are shown in the table below, taking into account our current compensation policy.

2023	Salary and Pro-Labore	Benefits	Fees and Committe e Membersh ip	Short-term Variable Compensati on (PPR/PSP)	Share-based compensati on	Charges	Total
Board of Directors	57,94%	12,06%	5,87%	0,00%	0,00%	24,13%	100,00%
Fiscal Council	74,32%	0,00%	0,00%	0,00%	0,00%	25,68%	100,00%
Committees	0,00%	0,00%	72,50%	0,00%	0,00%	27,50%	100,00%
Statutory Executive Board	22,42%	2,21%	0,00%	15,14%	30,73%	29,49%	100,00%
Non- Statutory Executive Board	26,11%	4,46%	0,00%	18,88%	24,88%	25,68%	100,00%

2022	Salary and Pro-Labore	Benefits	Fees and Committe e Membersh ip	Short-term Variable Compensati on (PPR/PSP)	Share-based compensati on	Charges	Total
Board of Directors	0,00%	12,65%	81,87%	0,00%	0,00%	5,48%	100,00%
Fiscal Council	0,00%	0,00%	88,25%	0,00%	0,00%	11,75%	100,00%

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Committees	0,00%	19,97%	73,92%	0,00%	0,00%	6,11%	100,00%
Statutory Executive Board	26,20%	1,57%	0,00%	15,46%	41,16%	15,61%	100,00%
Non- Statutory Executive Board	41,45%	2,73%	0,00%	12,98%	23,66%	19,18%	100,00%

2021	Salary and Pro-Labore	Benefits	Fees and Committe e Membersh ip	Short-term Variable Compensati on (PPR/PSP)	Share-based compensati on	Charges	Total
Board of Directors	0,00%	11,08%	79,82%	0,00%	0,00%	9,10%	100,00%
Fiscal Council	0,00%	0,00%	88,52%	0,00%	0,00%	11,48%	100,00%
Committees	0,00%	14,40%	77,10%	0,00%	0,00%	8,51%	100,00%
Statutory Executive Board	26,94%	10,08%	0,00%	0,00%	42,67%	20,30%	100,00%
Non- Statutory Executive Board	37,19%	10,75%	0,00%	0,00%	35,55%	16,50%	100,00%

calculation and adjustment methodology

The compensation of the members of the Board of Directors and the Statutory Executive Board is re-evaluated annually and submitted to the General Meeting for approval.

In the case of the Statutory and Non-Statutory Officers, the fixed monthly remuneration is adjusted according to the collective agreement defined with the Trade Union and, occasionally, there may be an increase in the salary policy, defined by us.

With regard to short-term variable compensation policies, the calculation of compensation for 2023 was based on the achievement of financial and operational targets. For fiscal year 2024, the payment of short-term variable compensation is also subject to the achievement of financial and operational targets set by the Company’s management.

With regard to long-term compensation, the Options Plan and the Restricted Stock Plan are administered by the Corporate Governance and Personnel Committee and the Board of Directors, in accordance with the Plan’s guidelines.

The Corporate Governance and People Committee annually approves the stock option exercise price for each concession, observing the calculation methodology set forth in the Options Plan in effect. The current Plan determines that the price must be: (a) equal to the average price weighted by volume of shares of the same type registered in the thirty-six (36) months prior to the date of the concession, or

(b) set by the Board of Directors, with reference to our profitability perspective, the

88

net equity value per share, or the Market Value, admitting premiums or discounts in accordance with market conditions.

The description contained in this form refers to our current Option and Restricted Stock Plans.

In general, to ensure the best market practices, we conduct annual salary surveys conducted by specialized consultants in order to keep our compensation strategy aligned with our objectives and those of our employees, while remaining competitive.

As far as benefits are concerned, we constantly review market practices and periodically, as appropriate, make adjustments to align competitiveness.

The main performance indicators it takes into account, including, if applicable, indicators linked to ESG issues

The Company's main performance indicator is triggered by EBITDA, which can reach a weight of 50% (fifty percent) in the calculation basis for the distribution of bonuses based on results, the other corporate indicators Net RASK, CASK-ex fuel, Generation of Free Cash, Fleet utilization, Smiles Corporate, NPS Digital Channels, Self-service, NPS, Punctuality, make up the other 50% (fifty percent). The Company also has other indicators aimed at Billing and Revenue where we focus on the sustainability of the business. The leadership also has individual goals in line with the corporate guidelines and strategic planning of the GOL group.

The topic is under discussion in the Corporate Governance and People Committee,

considering the maturity by the Company’s several areas.

(ii)	reasons justifying the composition of the remuneration

Our compensation strategy aims to comprise short-, medium- and long-term elements that ensure alignment with our objectives, our employees and managers, keeping it competitive in the market, attractive for retaining the best executives, and remunerating employees according to the responsibilities assigned to the respective positions. Thus, our compensation strategy aims to position the fixed remuneration of our executives at 90% (ninety percent) of the market median salary, the differential is provided by short and long-term variable remuneration, which are linked to our corporate and individual performance, which can leverage earnings even further.

(iii)	the existence of non-remunerated members and the reason for this

The compensation policy establishes which positions are entitled to compensation, considering market practice and the achievement of the Company’s strategic objectives. Currently, only the full members of the Board of Directors Ricardo Constantino and Joaquim Constantino Neto have not received a fixed periodic compensation, considering that they have renounced these amounts at expressive and unequivocal will, considering that they have the status of indirect controllers of the Company.

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d.           existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

Our statutory and non-statutory executive board has a compensation package comprised of: fixed annual compensation, short-term variable compensation and share-based compensation. The compensation is supported by the Company and its subsidiary GOL Linhas Aéreas S.A. No other management body of the Company receives compensation supported by direct or indirect subsidiaries or controlling shareholders.

e.	existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company’s corporate control

There are no remunerations or benefits linked to the occurrence of any corporate event involving the Company, such as the disposal of corporate control and/or the execution of strategic partnerships.

With regard to the Stock Option Plan and the Restricted Stock Plan, in the event of a merger, consolidation, spin-off or reorganization of the Company, in which we are not the remaining company, or the sale of substantially all our assets, or in the event of a transfer of control, the Plan will terminate and any options previously granted or restricted stock to be granted will be extinguished, unless provided otherwise in the resolutions of the reorganization.

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8.2. REMUNERATION OF THE BOARD OF DIRECTORS, STATUTORY EXECUTIVE BOARD AND FISCAL COUNCIL

2024	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9	4	0	16
Number of remunerated members	6	4	0	13
Fixed annual remuneration (in R$)
Salary or pro-labore	7.753.073,08	4.476.498,44	0,00	12.229.571,52
Direct or indirect benefits	228.456,00	767.025,92	0,00	995.481,92
Compensation or participation in committees	626.400,00	0,00	0,00	626.400,00
Others:	562.126,05	1.409.364,80	0,00	1.971.490,85
	Refers to the	Refers to the	Refers to the
	incidence of	incidence of labor	incidence of
Description of other fixed remunerations	labor and tax charges, according to	and tax charges, according to current	labor and tax charges, according to
	current	legislation.	current
	legislation.		legislation.
Variable Compensation
Bonus	0,00	0,00	0,00	0,00
Participation in the income	0,00	4.220.595,87	0,00	4.220.595,87
Compensation for participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	9.739.010,97	0,00	9.739.010,97
		15.800.064,57
Description of other variable remuneration		Item Others and Variable Remuneration: Refers to the incidence of labor and tax charges, in accordance with current		15.800.065,57

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		legislation + Retention Bonus paid to the Statutory Board
Post-employment benefits				0,00
Benefits arising from termination of employment				0,00
Share-based compensation		5.688.800,31	0,00	5.688.800,31
Observation		(*) Calculation assuming the election of 1 additional director throughout the fiscal year.
Remuneration Amount	9.170.055,13	42.101.360,88	0,00	51.271.416,01

2023	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8,7	3,7	3,0	15,3
Number of remunerated members	4,7	3,7	3,0	11,3
Fixed annual remuneration (in R$)
Salary or pro-labore	1.373.357,07	3.261.755,53	294.304,92	4.929.417,52
Direct or indirect benefits	285.812,17	459.611,22	0,00	745.423,39
Compensation or participation in committees	139.200,00	0,00	0,00	139.200,00
Others:	572.036,77	1.178.533,55	101.695,08	1.852.265,40
Description of other fixed remunerations	Refers to the incidence of labor and tax charges, according to current legislation.	Refers to the incidence of labor and tax charges, according to current legislation.	Refers to the incidence of labor and tax charges, according to current legislation.

92

Variable Compensation
Bonus	0,00	0,00	0,00	0,00
Participation in the income	0,00	3.149.949,45	0,00	3.149.949,45
Compensation for participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	4.956.621,91	0,00	4.956.621,91
Description of other variable remuneration	N/A	N/A	N/A	Refers to the incidence of labor and tax charges, according to current legislation.
Post-employment benefits	0,00	0,00	0,00	0,00
Benefits arising from termination of employment	0,00	1.401.881,64	0,00	1.401.881,64
Share-based compensation	0,00	6.393.414,70	0,00	6.393.414,70
Observation	N/A	N/A	N/A
Remuneration Amount	2.370.406,01	20.801.768,00	396.000,00	23.568.174,01

2022	Board of Directors	Statutory Executive Board	Fiscal Council	Tot al
Number of members	8,00	4,00	3,00	15,00
Number of remunerated	6,00	4,00	3,00	13,00

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members
Fixed annual remuneration (in R$)
Salary or pro-labore	2.034.542,43	5.601.171,96	363.570,00	7.999.284,39
Direct or indirect benefits	460.858,05	335.500,47	0,00	796.358,52
Compensation or participation in committees	542.000,00	0,00	0,00	542.000,00
Others:	181.108,44	3.338.395,63	48.400,00	3.567.904,07
Description of other fixed remunerations	Refers to the incidence of labor and tax charges, according to current legislation.	Refers to the incidence of labor and tax charges, according to current legislation.	Refers to the incidence of labor and tax charges, according to current legislation.
Variable Compensation
Bonus	0,00	0,00	0,00	0,00
Participation in the income	0,00	4.447.408,92	0,00	4.447.408,92
Compensation for participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A
Post- employment benefits	N/A	N/A	N/A
Benefits arising from termination of employment	0,00	0,00	0,00	0,00
Share-based compensation	0,00	9.485.611,62	0,00	9.485.611,62

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Observation	N/A	N/A	N/A
Remuneration Amount	3.218.508,92	23.208.088,60	411.970,00	26.838.567,52

2021	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	9	4	3	16
Number of remunerated members	7	4	3	14
Fixed annual remuneration (in R$)
Salary or pro-labore	2.034.542,43	5.601.171,96	363.570,00	7.999.284,39
Direct or indirect benefits	460.858,05	335.500,47	0,00	796.358,52
Compensation or participation in committees	542.000,00	-	-	542.000,00
Others:	181.108,44	3.338.395,63	48.400,00	3.567.904,07
Description of other fixed remunerations	Refers to the incidence of labor and tax charges, according to current legislation.	Refers to the incidence of labor and tax charges, according to current legislation.	Refers to the incidence of labor and tax charges, according to current legislation.
Variable Compensation
Bonus	0,00	0,00	0,00	0,00
Participation in the income	0,00	0,00	0,00	0,00
Compensation for participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	N/A
Post-employment benefits	0,00	0,00	0,00	0,00

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Benefits arising from termination of employment	0,00	0,00	0,00	0,00
Share-based compensation	0,00	8.800.436,75		8.800.436,75
Observation	N/A	N/A	N/A
Remuneration Amount	3.218.508,92	18.075.504,81	411.970,00	21.705.983,73

Note: As per the provisions of the OFFICIAL LETTER-CIRCULAR/CVM/SEP/N°01/2023, the number of members of the Statutory Executive Board was calculated according to the annual average of the number of members of this body calculated monthly, to two decimal places.

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8.3   VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY EXECUTIVE BOARD AND FISCAL COUNCIL

Projected for Fiscal Year: 31/12/2024

	Board of Directors	Statutory Executive Board	Fiscal Council Total
Total number of member	9,1	4,0	3,0	16,1
Number of paid members	6,0	4,0	3,0	13,0
Clarification
IN RELATION TO THE BONUS
Minimum value specified in the compensation plan	0,00	0,00	0,00	0,00
Maximum value specified in the compensation plan	0,00	0,00	0,00	0,00
Projected value in the compensation plan, if the established goals were achieved	0,00	0,00	0,00	0,00
Value effectively recognized in the fiscal year	0,00	0,00	0,00	0,00
IN RELATION TO PROFIT SHARING
Minimum value stipulated in the compensation plan	0,00	2.910.75 5,77	0,00	2.910.75 5,77
Maximum value stipulated in the compensation plan	0,00	6.985.81 3,85	0,00	6.985.81 3,85
Projected value in the compensation plan, if the established goals were achieved	0,00	5.821.51 1,54	0,00	5.821.51 1,54
Value effectively recognized in the financial year	0,00	0,00	0,00	0,00

Fiscal Year: 31/12/2023

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Value effectively recognized in the fiscal year	0,00	4.344.71 4,82	0,00	4.344.71 4,82

Fiscal Year: 31/12/2022

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
N° total de membros	8,00	4,00	3,00	15,00
N° de membros remunerados	6,00	4,00	3,00	13,00
Esclarecimento				
EM RELAÇÃO AO BÔNUS				
Minimum value specified in the compensation plan	0,00	0,00	0,00	0,00
Maximum value specified in the compensation plan	0,00	0,00	0,00	0,00
Projected value in the compensation plan, if the established goals were achieved	0,00	0,00	0,00	0,00
Value effectively recognized in the fiscal year	0,00	0,00	0,00	0,00
IN RELATION TO PROFIT SHARING				
Minimum value stipulated in the compensation plan	0,00	0,00	0,00	0,00
Maximum value specified in the compensation plan	0,00	7764617,04	0,00	7.764.617,04
Projected value in the compensation plan, if the established goals were achieved	0,00	6211693,63	0,00	6.211.693,63
Value effectively recognized in the fiscal year	0,00	4447408,92	0,00	4.447.408,92

Fiscal Year: 31/12/2021

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Total number of member	9,00	4,00	3,00	16,00
Number of paid members	7,00	4,00	3,00	14,00
Clarification				
EM RELAÇÃO AO BÔNUS				
Minimum value specified in the compensation plan	0,00	0,00	0,00	0,00
Maximum value specified in the compensation plan	0,00	0,00	0,00	0,00
Projected value in the compensation plan, if the established goals were achieved	0,00	0,00	0,00	0,00
Value effectively recognized in the fiscal year	0,00	0,00	0,00	0,00
EM RELAÇÃO À PARTICIPAÇÃO NO RESULTADO				
Minimum value stipulated in the compensation plan	0,00	0,00	0,00	0,00
Maximum value specified in the compensation plan	0,00	7026112,06	0,00	7.026.112,06
	0,00	5620889,64	0,00	5.620.889,64

98

0	,00	0,00	0,00	0,00

99

8.4      SHARE-BASED COMPENSATION PLAN FOR THE BOARD OF DIRECTORS AND STATUTORY EXECUTIVE BOARD

a.	general terms and conditions

The granting of stock options and awards to the Beneficiaries selected by the Governance and People Committee is made on an annual basis, following performance criteria, linked to the Management Cycle, establishing the maximum total number of options and awards to be granted to the beneficiaries for each year, observing what is determined in the Stock Option and Restricted Stock Plan, and any penalties and restrictions additional to those provided for in said Plans. The Corporate Governance and People Committee have broad powers to take the necessary and appropriate actions for the administration of the Plans. The Committee’s decisions are final and binding on matters related to the Plans, except with respect to certain matters that are subject to ratification by the Board of Directors, such as: the total number of options and shares to be granted and awarded in each calendar year.

Under the terms of the Plans, the Corporate Governance and People Committee may grant differentiated treatment to certain participants, in justified cases and subject to ratification by the Board of Directors, and provided that the basic principles of the Plans are not affected. The Committee may also include new participants in plans already approved and still in force, granting them options or granting them shares that it deems appropriate, respecting the annual limits set by the Board of Directors and the other conditions established by the Plans.

In the exercise of its competence, certain decisions of the Committee are subject to ratification by the Board of Directors, to the limits established by law, the applicable regulations, the Plans and the guidelines set by our shareholders in general meeting. The omitted cases are regulated by the Board, with the General Shareholders’ Meeting being consulted, when appropriate.

The Stock Option Plan and the Restricted Stock Plan are intended to allow the executives elected as Beneficiaries (“Eligible Persons”) to acquire or receive Shares with a view to: (a) encourage the expansion, success and achievement of the Company’s corporate objectives;

(b) align the interests of the Company’s shareholders with those of the Eligible Persons; and (c) enable the Company or other companies under its control to attract and keep the Eligible Persons bound to it.

The Stock Option Plan consists in the granting of Stock Options, respecting the rules pre- established in this Plan, in relation to the price for the exercise of the Options and the deadlines for this exercise. To contribute to its objectives, this Plan determines (i) vesting periods for the exercise of the Options and (ii) that if the Beneficiaries leave the Company or a company under its control, as applicable, for any reason whatsoever, all the Options that have been granted to them but are not yet exercisable on the day of their dismissal will be automatically extinguished by operation of law, regardless of prior notice or indemnity. Furthermore, the gains of the Beneficiaries of this Plan, through the exercise of the Options, are directly related to (i) the increase in value of the shares issued by the Company and owned by the Beneficiaries, after the Options are granted, and (ii) the Beneficiaries’ permanence in their positions, with both situations stimulating the Beneficiary to act in order to seek the expansion and success of the Company.

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In order to contribute to its objectives, the Restricted Stock Plan determines that the transfer of Restricted Stock must respect the Vesting period of three (03) years counted from its Concession Date. Also, in relation to the termination of the Beneficiaries of the Company or of a company under its control, as the case may be, in the event the termination occurs due to the Company’s interest, for any reason except just cause, the Beneficiary holding Awards whose Vesting period has not expired on the day of termination will be entitled to receive a number of Restricted Shares proportional to the elapsed period of the Vesting period, calculated in number of months. If the Beneficiaries’ dismissal occurs due to the Beneficiary’s interest or the Company’s interest as a result of just cause, all the Premiums that have been granted and whose Vesting periods have not expired on the day of dismissal will be automatically terminated by operation of law, regardless of prior notice or indemnity. Also, it should be noted that the amount of earnings of the beneficiaries of the Restricted Stock Plan is directly related to: (i) the appreciation of the Company’s shares after the transfer of the Restricted Shares. As there is no financial consideration by the beneficiary, the final financial benefit realized is the value of the shares as quoted on the stock exchange at the time of the transfer; and (ii) remaining in his position, with both situations stimulating the Beneficiary to act in order to seek the expansion and success of the Company.

The Company’s Stock Option Plan and Restricted Stock Plan contribute considerably in the composition of the total compensation of the Company’s managers and, in this sense, strongly link individual performance with the Company’s objectives, since the managers have an additional incentive to implement medium and long-term actions that generate added value for us and that will be reflected in the valuation of their shares in the market, besides being instruments of strong power to attract and retain talent.

Options granted under the previous plan will remain in effect and will be governed by the plan in effect at the time of their concession.

b.	Date of approval and body responsible

At the General Meeting held on July 30, 2020, our shareholders approved the Stock Option Plan - Long Term Incentive Plan, as well as the Restricted Stock Plan - Long Term Incentive Plan. The Plans are administered by our Corporate Governance and People Committee and Board of Directors and set forth the general terms and conditions for stock option grants and awards of our stock to individuals selected, in the Committee’s discretion, who are serving as vice president, officer, or, in the case of the Restricted Stock Plan, other management-level employees of ours or our subsidiaries; under the terms disciplined in these Plans. The Stock Option Plan and the Restricted Stock Plan are valid for 10 years from the date of the Concession of Stock Options or Restricted Stock to the Beneficiaries.

c.	maximum number of shares covered

The Options granted under the Stock Option Plan, added to the Awards (rights to receive preferred shares issued by the Company under the Restricted Stock Plan, as defined below) granted pursuant to the Gol Long-Term Incentive Plan - Restricted Stock Plan, approved by the Company’s Extraordinary General Meeting of Shareholders held on October 7, 2020, (“Option Plan” and “Restricted Stock Plan”), may confer rights on a number of shares that does not exceed, at any time, 5% (five percent) of the shares issued by the Company. If the

101

Options granted are not exercised, the shares to which they refer will not be computed again in the number of shares included in this Plan.

For the year 2023, the company, in alignment with the Board of Directors and the Corporate Governance and People Committee, decided that there will be no new grants due to the financial restructuring plan named Chapter 11, announced on January 25, 2024.

For fiscal year 2022, 3,948,013 Stock Options and 604,495 Restricted Shares were granted under the Long-Term Incentive Plan - Stock Option (“Options”) and Restricted Stock Plan (“Shares”). The date of grant of the Options for all purposes was April 30, 2022 (“Date of Grant”), as approved by the Corporate Governance and People Committee.

For fiscal year 2021, 615,177 Stock Options and 801,993 Restricted Shares were granted under the Long-Term Incentive Plan - Stock Option (“Options”) and Restricted Stock Plan (“Shares”). The date of grant of the Options for all purposes was April 30, 2021 (“Date of Grant”), as approved by the Corporate Governance and People Committee.

For fiscal year 2020, 700,758 Stock Options and 849,022 Restricted Shares were granted under the Long-Term Incentive Plan - Stock Option (“Options”) and Restricted Stock Plan (“Shares”). The date of grant of the Options for all purposes was April 30, 2020 (“Date of Grant”), as approved by the Corporate Governance and People Committee.

d.	maximum number of options to be granted

For the fiscal year 2023, 4,168,040 stock options and 637,830 restricted stock units were scheduled to be granted. However, due to the financial restructuring event, the company, in alignment with the Board of Directors and the Corporate Governance and People Committee, decided not to grant new shares.

e.	conditions for the acquisition of shares

Under the Stock Option Plan, each Option will entitle the Beneficiary to acquire one (1) Share, subject to the terms and conditions set forth in the respective Adhesion Instrument (a private instrument entered into between the Company and the Beneficiary, whereby the Beneficiary will adhere to the terms and conditions of the Plan).

The Internal Evaluation Committee will establish, annually or whenever it deems convenient and as approved by the People Committee and Board of Directors, the criteria for granting Options to each Beneficiary category in order to achieve the Plan’s objectives. Unless resolved otherwise by the Committee or the Board of Directors, the criteria for granting Options shall establish the following, subject to the general criteria set forth in the Plan:

(i)           the maximum total number of Options to be granted to the Beneficiaries, for each fiscal year;

(ii)	the Beneficiaries in whose favor Options will be granted under the Plan;

(iii)         the calculation of the exercise price of the Options and the conditions for their payment;

(iv)         any restrictions in addition to those provided for in the Plan on the shares subscribed upon exercise of the Options; and

(v)	eventual penalties.

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In addition to the general terms and conditions set forth in the Plan and in the criteria for granting Options, the terms and conditions of each Option granted to each Beneficiary will be established by means of the execution of Adhesion Terms between the Company and the Beneficiaries.

The Committee, subject to the approval of the Board of Directors, may subject the exercise of the Option to certain conditions, as well as impose restrictions on the transfer of the Shares acquired through the exercise of the Options, and may also reserve to the Company repurchase options and/or preemption rights in the event of disposal by the Beneficiary of these same Shares.

In the case of the Restricted Stock Plan, there will be no acquisition of shares issued by the Company covered by the Restricted Stock Plan, but the grant without consideration of these shares.

Each Award will entitle the Beneficiary to receive one (1) Restricted Share, subject to the terms and conditions set forth in the respective Joinder Agreement or Adhesion Instrument (a private instrument entered into between the Company and the Beneficiary, whereby the Beneficiary agrees to the terms and conditions of the Restricted Stock Plan).

The Internal Evaluation Committee will establish, annually or when deemed convenient and as approved by the Committee, the Award Criteria for each category of Beneficiaries in order to achieve the objectives of this Restricted Stock Plan.

Unless resolved otherwise by the Committee or the Board of Directors, the Award Criteria shall set forth the following, subject to the general criteria set forth in this Restricted Stock Plan:

(i)	the maximum total number of Awards to be granted to Beneficiaries, for each year;

(ii)          the Beneficiaries in whose favor Awards will be granted under the Restricted Stock Plan;

(iii)         any restrictions in addition to those provided for in this Restricted Stock Plan on the Restricted Stock received; and

(iv)	eventual penalties.

The number of Awards to be granted to each Beneficiary, each year, will be defined according to a methodology to be determined by the Committees (meaning, jointly, the Internal Evaluation Committee and the Corporate Governance and People Committee).

In addition to the general terms and conditions set forth in this Restricted Stock Plan and the Award Grant Criteria, the terms and conditions of each Award granted to each Beneficiary will be fixed by the execution of Terms of Membership between the Company and the Beneficiaries.

The Corporate Governance and People Committee, subject to the approval of the Board of Directors, may subject the grant of the Award to certain conditions, as well as impose restrictions on the transfer of the Restricted Shares to which the Beneficiaries are entitled, and may also reserve to the Company repurchase options and/or preemption rights in case of disposal by the Beneficiary of such same Restricted Shares.

103

f.	criteria for setting the acquisition or exercise price

The exercise price of the Options under the Stock Option Plan will be calculated based on the volume-weighted average price of shares of the same type registered in the thirty-six

(36) months preceding the Grant Date, which is the date on which the Board of Directors will determine the number of Options to be granted to the Beneficiaries.

The exercise price will be paid by the holders of Options in cash, in cash or, exceptionally, under other conditions determined by the Committee, respecting the minimum realization provided by law in the case of the issue of new shares.

In the case of the Company’s Restricted Stock Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the grant date of each exercise, the fair price fixed for three (3) years is used. The Restricted Stock Plan consists of the Beneficiary’s right to exercise Restricted Stock at the end of the vesting period. The market price of the shares on the transfer date is used as a measure of this benefit. For purposes of granting the Award, the Company will not establish a price at the time of grant. Likewise, the Company will not charge any amount by way of price upon settlement of the Award pursuant to Item 9 of the Restricted Stock Plan. The purpose of the Restricted Stock Plan is to give the Beneficiary the economic effect of holding Restricted Stock during the vesting period.

g.	criteria for fixing the term of acquisition or exercise

Regarding the Stock Option Plan, without prejudice to the other terms and conditions established in the respective Adhesion Instruments, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

(i)           Twenty percent (20%) of the Options may be exercised after the first anniversary of the Grant Date;

(ii)          Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Grant Date;

(iii)         30% (thirty percent) of the Options may be exercised after the 3rd anniversary of the Grant Date;

(iv)         30% (thirty percent) of the Options may be exercised after the 4th anniversary of the Grant Date;

The exercise of the totality of the Options granted will only be allowed after the elapsing of a minimum term of four (4) years as of the Date of Granting.

The Stock Option Plan became effective upon approval by the Company’s General Meeting and will remain in effect for a period of ten (10) years as of such approval.

In the case of the Restricted Stock Plan, there is no deadline for exercising options, but a deadline for making the delivery of Restricted Stock. Without prejudice to the other terms and conditions set forth in the respective Adhesion Instruments, the transfer of all the Restricted Shares arising from the Awards granted will only be allowed after the elapsing of a minimum term of three (03) years from the Date of Granting.

104

The Restricted Stock Plan became effective upon approval by the Company’s General Meeting of Shareholders on October 7, 2020, (“Option Plan” and “Restricted Stock Plan”), will remain in force for a period of 10 (ten) years from that date.

h.	form of settlement

Under the Stock Option Plan, Options will be liquidated upon delivery of Shares by the Company to Beneficiaries or compulsorily after 10 years if not exercised by the beneficiary. In order to satisfy the exercise of the Options under the Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the authorized capital limit or sell shares held in treasury.

In relation to the Restricted Stock Plan, there is no settlement of options, but rather settlement of Awards. The Awards will be settled by the delivery of Restricted Shares by the Company to the Beneficiaries. The Company may, at the discretion of the Board of Directors, transfer to the Beneficiaries the preferred shares issued by the Company held in treasury.

i.	restrictions on the transfer of the shares

In relation to the Stock Option Plan, the Committee may establish restrictions on the transfer of Shares, as well as establish preemption rights, price and conditions for their repurchase, including those shares that may be acquired by virtue of bonus, split, subscription or any other form of acquisition, provided that such holder’s rights have originated from this Plan.

Regarding the Restricted Stock Plan, the Committee may establish restrictions on the transfer of Restricted Stock, as well as establish preemption rights, price and conditions for its repurchase, including those shares that may be acquired by virtue of bonus, split, subscription or any other form of acquisition, provided that such holder’s rights have originated from the Restricted Stock Plan. All transfers of restricted shares determined by this Plan presuppose the respective agreement of the Beneficiaries

j.             criteria and events that, when verified, will cause the suspension, alteration or termination of the plan

Under both the Stock Option Plan and the Restricted Stock Plan, it will be the exclusive responsibility of the Company’s General Meeting to modify these Plans, as well as to create new performance or incentive plans based on the granting of options or awards issued by the Company. Furthermore, any significant legal changes in the regulation of joint stock companies, publicly-held companies, labor legislation and/or the tax effects of a stock option plan or an incentive plan based on the granting of awards, may lead to a complete revision of these Plans, which will be submitted to the Meeting.

The Stock Option Plan and the Restricted Stock Plan may be terminated at any time by decision of the General Meeting or upon the occurrence of the following events:

(i)	reorganization of the Company, as defined below;
(ii)	dissolution or liquidation of the Company;
(iii)	cancellation of its registration as a publicly-held company;
(iv)	expiration of its term; or

105

(v)	resolution of the shareholders to terminate the Plan.

Company reorganization is considered to be: the merger, consolidation, spin-off or reorganization of Gol, in which the remaining company is not Gol or a company of the Gol group, or the substantial sale of all the Company’s assets, or the transfer of the Company’s control.

There are no plans to suspend the Stock Option Plan or the Restricted Stock Plan.

k.            effects of a manager’s leaving the Company’s bodies on his rights under the share- based compensation plan

No provision of the Plan confers rights on the beneficiaries regarding the guarantee of permanence as the employee or provider of services, as well as of our subsidiaries, or will in any way interfere with our or our subsidiaries’ right, subject to the legal conditions and those of the employment contract or service agreement, as the case may be, to terminate at any time the employment relationship with the Participant. Nothing in the Plan shall confer on any option holder any rights with respect to his or her continuance until the end of his or her term of office as an officer or member of management, or interfere in any way with our or our subsidiaries’ right to remove him or her or to ensure his or her reelection to office.

With regard to the Stock Option Plan, in the event of termination on our, our subsidiary’s or the Participant’s initiative, for any reason whatsoever, except for just cause, all options and shares granted to the Participant and not yet exercisable will be automatically extinguished by operation of law, regardless of prior notice or compensation. Nevertheless, the option holder will be entitled to exercise the options already exercisable on the dismissal date within a period not subject to extension of ninety (90) days, counted from the dismissal date, and upon payment in cash. In addition, if the shares subscribed or acquired under the Plan are not fully paid up or paid, the participant will have a period of ninety (90) days from dismissal to make the full payment or will have the number of shares reduced in proportion to the amount effectively contributed or paid.

Regarding the Restricted Stock Plan, in case of termination of beneficiaries by the Company’s interest, except for just cause, the beneficiary will have the right to review a quantity of restricted shares proportional to the transferred vesting period.

In case the dismissal of the holder of options, shares or its subsidiary occurs due to just cause, all the options that have been granted but are not yet exercisable will be automatically extinguished by operation of law, regardless of prior notice or compensation. Nevertheless, the holder of the options will have the right to exercise the options already exercisable on the date of dismissal, and against payment in cash. No provision of the Stock Option Plan or the Restricted Stock Plan shall confer rights on the Beneficiaries related to the guarantee of permanence as a manager or employee of the Company or of companies under its control or interfere in any way with the right of the Company or of companies under its control, subject to the legal conditions and those of the employment contract, to terminate at any time the relationship with the Beneficiaries. No provision of these Plans shall confer on the Beneficiaries rights concerning their permanence until the end of their term of office as Vice-President, Officer or member of management, or interfere in any way with the right of the Company or of companies under its control to dismiss them, nor will it assure the right to be reelected to office.

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If the Termination of the Beneficiaries in the Options Plan and/or in the Restricted Stock Plan occurs due to the Beneficiaries’ interest or due to just cause, all the Options and Awards that have been granted and that are within the Vesting period shall be automatically terminated by operation of law, regardless of prior notice or compensation.

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8.5. SHARE-BASED COMPENSATION (STOCK OPTIONS)

Fiscal Year: 31/12/2023

	Board of the Directors	Statutory Directors	Fiscal Council
Total number of members	8,7	3,7	3,0
Number of paid members	4,7	3,7	3,0
Potential dilution in case of exercise of all outstanding options	0,00	1,219294	0,00
Clarify
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS
Outstanding at the beginning of the fiscal year	0,00	26.964.456,79	0,00
Lost and expired during the fiscal year	0,00	2.495.141,09	0,00
Exercised during the fiscal year	0,00	1.423.605,00	0,00

Fiscal Year 31/12/2022

	Board of the Directors	Statutory Directors	Fiscal Council
Total number of members		4,00	
Number of paid members		4,00	
Potential dilution in case of exercise of all outstanding options		1,090000	
Clarification			
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS			
Outstanding at the beginning of the fiscal year		41.360.755,16	
Lost and expired during the fiscal year		0,00	
Exercised during the fiscal year		0,00	

Fiscal Year: 31/12/2021

	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Total number of members		4,00	
Number of paid members		4,00	
Potential dilution in case of exercise of all outstanding options		1,050000	
Clarification			
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS			
Outstanding at the beginning of the fiscal year		31.135.743,39	
		0,00

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Lost and expired during the fiscal year Exercised during the fiscal year	2.382.62,80

109

8.6	STOCK OPTION GRANTS

Provided for the fiscal year ended 12/31/2024
	Board of Directors	Statutory Executive Board
Total no. of members	9,1	4,0
N° of remunerated members	6,0	4,0
Date Granted	NA	NA
Number of options granted	NA	NA
Deadline for options to become exercisable	NA	NA
Maximum term for exercising options	NA	NA
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	NA
Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	NA

Provided for the fiscal year ended 12/31/2023
	Board of Directors	Statutory Executive Board
Total no. of members	8,7	3,7
N° of remunerated members	4,7	3,7
Date Granted	NA	NA
Number of options granted	NA	NA
Deadline for options to become exercisable	NA	NA
Maximum term for exercising options	NA	NA
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	NA
Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	NA

Fiscal year ended on 12/31/2022
	Board of Directors	Statutory Executive Board
Total no. of members	8	4
N° of remunerated members	0	4
Date Granted	NA	30/04/2022
Number of options granted	NA	1.370.122
Deadline for options to become exercisable	NA	30/04/2026
Maximum term for exercising options	NA	30/04/2032
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	R$ 6,26

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Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	R$ 8.576.963,72

Fiscal year ended on 12/31/2021
	Board of Directors	Statutory Executive Board
Total no. of members	9	4
N° of remunerated members	0	4
Date Granted	NA	30/04/2021
Number of options granted	NA	224.469
Deadline for options to become exercisable	NA	30/04/2025
Maximum term for exercising options	NA	30/04/2031
Term of restriction on transfer of shares	NA	NA
Fair value of options on the date of each grant	NA	R$ 14,44
Multiplication of the number of shares granted by the fair value of the options on the grant date	NA	R$ 3.241.332,36

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8.7	OUTSTANDING STOCK OPTIONS

Below are consolidated data referring to outstanding stock options, in view of the need to protect managers´ sensitive information, as well as maintaining the Company's standard of information disclosure.

Fiscal Year 12/ 31//2023
Board of Directors		a. Board Statutory Executive Board
b. Total number of members	8,7	3,7
c. Number of paid members	4,7	3,7
d. In relation to options not yet exercisable
i. Quantity	NA	740.279
ii. Date when they will become exercisable	NA	30/04/2026
iii. Maximum term for option exercise	NA	30/04/2032
iv. Transfer restriction period for the shares	NA	NA
v. Weighted average exercise price	NA	R$ 11,12
vi. Fair value of options on the last day of the fiscal year	NA	R$ 8.231.902,48
e. In relation to exercisable options
i. Quantity	NA	128.205
ii. Date when they will become exercisable	NA	30/04/2031
iii. Maximum term for option exercise	NA	NA
iv. Transfer restriction period for the shares	NA	R$ 13,80
v. Weighted average exercise price	NA	R$ 1.769.229,00
vi. Fair value of options on the last day of the fiscal year	NA	R$ 1.155.127,05

Fiscal Year 12/ 31//2022
Board of Directors		a. Board Statutory Executive Board
b. Total number of members	8	4
c. Number of paid members	0	4
d. In relation to options not yet exercisable
i. Quantity	NA	1.706.751
ii. Date when they will become exercisable	NA	30/04/2026
iii. Maximum term for option exercise	NA	30/04/2032
iv. Transfer restriction period for the shares	NA	NA
v. Weighted average exercise price	NA	R$ 12,34
vi. Fair value of options on the last day of the fiscal year	NA	R$ 21.061.307,34
e. In relation to exercisable options
i. Quantity	NA	4.594.140
ii. Date when they will become exercisable	NA	30/04/2031
iii. Maximum term for option exercise	NA	NA
iv. Transfer restriction period for the shares	NA	R$ 9,00
v. Weighted average exercise price	NA	R$ 41.347.260,00
vi. Fair value of options on the last day of the fiscal year	NA	R$ 35.852.311,75

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8.8	STOCK OPTIONS EXERCISED

Options exercised - Fiscal year ended on 12/31/2023
Board of Directors		a. Board Statutory Executive Board
b. Total number of members	8,7	3,7
c. Number of paid members	4,7	3,7
d. Number of shares	NA	830.013
e. Weighted average exercise price	NA	R$ 13,20
f. Weighted average market price of shares related to exercised options	NA	R$ 12,25
g. Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	NA	R$ 788.512,35

Options exercised - Fiscal year ended on 12/31/2022
a. Board. Board of Directors
		Statutory Executive Board
b. Total number of members	8	4
c. Number of paid members	0	4
d. Number of shares	NA	0
e. Weighted average exercise price	NA	R$ 0
f. Weighted average market price of shares related to exercised options	NA	R$ 0
g. Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	NA
		R$ 0

Options exercised - Fiscal year ended on 12/31/2021
a. board Board of Directors Statutory Board
b. Total number of members	9	4
c. Number of paid members	0	4
d. Number of shares	NA	90.940
e. Weighted average exercise price	NA	R$ 2,62
f. Weighted average market price of shares related to exercised options	NA	R$ 27,52
g. Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	NA
		R$ 2.264.483,20

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8.9   SHARE-BASED COMPENSATION (SHARES TO BE DELIVERED DIRECTLY TO THE BENEFICIARIES)

Projected for the fiscal year ending on 12/31/2024
	a. Board
	Board of Directors	Statutory Executive Board
b. Total number of members	9,1	4,0
c. Number of paid members	6,0	4,0
d. Potential dilution in case of granting all shares to beneficiaries	0%	0,00%

Fiscal year ended on December 31, 2023
	a. Board
	Board of Directors	Statutory Executive Board
b. Total number of members	8,7	3,7
c. Number of paid members	4,7	3,7
d. Potential dilution in case of granting all shares to beneficiaries	0%	0,00%

Fiscal year ended on December 31, 2022
	a. Board
	Board of Directors	Statutory Executive Board
b. Total number of members	8	4
c. Number of paid members	0	4
d. Potential dilution in case of granting all shares to beneficiaries	0%	0,05%

Exercício social encerrado em 31/12/2021
		a. órgão
	Conselho de Administraçã o	Diretoria Estatutári a
b. número total de membros	9	4
c. número de membros remunerados	0	4
d. diluição potencial em caso de outorgade todas as ações aos beneficiários	0%	0,04%

8.10	CONCESSION OF SHARES

Projected for the fiscal year ending on 12/31/2024
	a. board
	Board of Directors	Statutory Executive Board
b. Total number of members	9,1	4,0

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c. Number of paid members	6,0	4,0
d. Grant date	NA	NA
e. Quantity of shares granted	NA	NA
f. Maximum term for share delivery	NA	NA
g. Transfer restriction period for the shares	NA	NA
h. Fair value of shares on the grant date	NA	NA
i. Multiplication of the quantity of shares granted by the fair value of shares on the grant date	NA	NA

Fiscal year ended on December 31, 2023
a. board
	Board of Directors	Statutory Executive Board
b. Total number of members	8,7	3,7
c. Number of paid members	4,7	3,7
d. Grant date	NA	NA
e. Quantity of shares granted	NA	NA
f. Maximum term for share delivery	NA	NA
g. Transfer restriction period for the shares	NA	NA
h. Fair value of shares on the grant date	NA	NA
i. Multiplication of the quantity of shares granted by the fair value of shares on the grant date	NA	NA

Fiscal year ended on December 31, 2022
	a. board
	Board of Directors	Statutory Executive Board
b. Total number of members	8	4
c. Number of paid members	0	4
d. Grant date	NA	30/04/2022
e. Quantity of shares granted	NA	207.562
f. Maximum term for share delivery	NA	30/04/2025
g. Transfer restriction period for the shares	NA	NA
h. Fair value of shares on the grant date	NA	10,26
i. Multiplication of the quantity of shares granted by the fair value of shares on the grant date	NA	R$ 2.129.586,12

Fiscal year ended on December 31, 2021
	a. board
	Board of Directors	Statutory Executive Board
b. Total number of members	9	4
c. Number of paid members	0	4
d. Grant date	NA	30/04/2021
e. Quantity of shares granted	NA	292.640
f. Maximum term for share delivery	NA	30/04/2024
g. Transfer restriction period for the shares	NA	NA
h. Fair value of shares on the grant date	NA	20,57

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i. Multiplication of the quantity of shares granted by the fair value of shares on the grant date	NA	R$ 6.019.604,80

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8.11    SHARES DELIVERED

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8.12	STOCK/OPTIONS PRICING

a.	pricing model

The fair value of the stock options was estimated on the date the options were granted using the Black-Scholes option pricing model. The Black-Scholes model is an econometric model commonly used to value this type of asset and calculates the fair value of an option based on certain assumptions such as the probability of distribution of the underlying asset, the exercise price of the option, the risk-free interest rate, the expected dividends on the underlying asset, and the term of maturity of the option.

In the case of the Company’s Restricted Stock Plan, there is no exercise price, but for the conversion of the quantity of shares to each eligible member, on the grant date of each fiscal year, the volume-weighted average value of shares of the same type in the last 36 (thirty-six) months prior to the grant date is used and these are fixed for the next 3 (three) grants. The Restricted Stock Plan consists of the Beneficiary’s right to exercise Restricted Stock at the end of the vesting period. The market price of the shares on the transfer date is used as a measure of this benefit. For purposes of granting the Award, the Company will not establish a price at the time of grant. Likewise, the Company will not charge any amount by way of price at the time of settlement of the Premium. The purpose of the Restricted Stock Plan is to give the Beneficiary the economic effect of holding Restricted Stock during the vesting period.

b.           data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option life, expected dividends and the risk- free interest rate

The assumptions used in the Black-Scholes option pricing model for determining fair value are listed below:

Model Assumptions	Assumptions used
Calculation date	In accordance with CPC 10 R1 - Share Based Payment, the stock options were measured on the date the respective plan was granted.
Share price	It was determined using as a basis the volume- weighted average of the last 36 (thirty-six) months of the option’s underlying asset at the date the respective plan was granted.
Strike price

The exercise price of the options is determined by the average price of the shares traded on the stock exchange by the Company, weighted by volume and registered in the thirty-six (36) months preceding the date of the granting of the respective plan.

Expected volatility	The expected volatility is based on the historical volatility of the last 8 years of the Company’s shares traded on the stock exchange, in line with the average term of the plan.
Option term	For the plans granted by the Company, 4 tranches of 10/9/8/7 year maturities and 20%/20%/30%/30%

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representativeness, respectively, were considered. The average resulting term is 8.3 years.
Expected Dividends	The dividend yield represents the ratio between the dividend per share paid in a given period and the share price in the market on the option pricing date.
Risk-free interest rate	The risk-free rate was obtained from the average of the Interbank Deposit (DI) future curve between April 2021 and August 2029 (average term of 8.3 years for the plan)

In addition to the above, the assumptions associated with the pricing model were also assumed where the returns associated with the stock are normally distributed, there is no arbitration in the market, and volatility is constant over time.

Considering the above assumptions and the option grant dates, here is the information:

(*) The shares are fully transferred to the beneficiary upon the completion of the 3-year vesting period.

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Data and Assumptions	8th grant	8th grant - AR	9h grant	9h grant - AR	10th grant	10th grant – AR	11th grant	11th grant - AR	12th grant	12th grant - AR
Grant date	19/10/201 2	19/10/20 12	13/05/2 013	13/05/20 13	12/08/20 14	12/08/201 4	11/08/20 15	11/08/20 15	30/09/2 016	30/09/20 16
Option exercise price	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)
Weighted average market price of the stock	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)
Fair value of the option on the grant date	5,32	9,7	6,54	12,76	7,98	11,31	3,37	9,35	1,24	2,62
Estimated stock price volatility	52,25%	52,25%	46,91%	46,91%	52,66%	52,66%	55,57%	55,57%	98,20%	98,20%
Expected dividend	0,0226	(*)	0,02	(*)	0,0327	(*)	0,0506	(*)	6,59%	(*)
Risk-free rate of return	9,00%	9,00%	7,50%	7,50%	11,00%	11,00%	13,25%	13,25%	14,25%	14,25%
Option duration (in years)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)

Data and Assumptions	8th grant	8th grant - AR	9h grant	9h grant - AR	10th grant	10th grant – AR	11th grant
Grant date	08/08/2017	08/08/2017	30/04/20 18	30/04/2018	30/04/2019	30/04/2020	30/04/2020
Option exercise price	8,44	N/A (*)	20,18	N/A (*)	25,40	20,57	N/A (*)
Weighted average market price of the stock	8,44	N/A (*)	20,18	N/A (*)	25,40	20,57	N/A (*)
Fair value of the option on the grant date	7,91	8,44	12,51		12,10	14,44
Estimated stock price volatility	80,62%	80,62%	55,58%	55,58%	61,98%	71,37%	71,37%%
Expected dividend	1,17%	(*)	0,53%	0,60%	2,83%	0,92%	(*)
Risk-free rate of return	11,25%	11,25%	6,50%	6,50%	9,05%	6,24%	6,24%%
Option duration (in years)	10	N/A (*)	10	N/A (*)	10	8,3	N/A (*)

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Data and Assumptions	17th grant	17th grant - AR
Grant date	30/04/2021	30/04/2021
Option exercise price	21,05	N/A (*)
Weighted average market price of the stock	21,05	N/A (*)
Fair value of the option on the grant date	14,44
Estimated stock price volatility	71,37%	71,37%%
Expected dividend	0,92%	(*)
Risk-free rate of return	6,24%	6,24%%
Option duration (in years)	8,3	N/A (*)

Data and Assumptions	18th grant	18th grant - AR
Grant date	30/04/2022	30/04/2022
Option exercise price	10,26	N/A (*)
Weighted average market price of the stock	10,26	N/A (*)
Fair value of the option on the grant date	6,22
Estimated stock price volatility	71,37%	71,37%%
Expected dividend	0,92%	(*)
Risk-free rate of return	6,24%	6,24%%
Option duration (in years)	8,3	N/A (*)

(*) As ações são integralmente transferidas para o beneficiário no momento em que se completa o prazo de carência de 3 anos.

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c.             method used and assumptions made to incorporate the expected effects of early exercise

For all plans awarded until 2009, the options become exercisable respecting the vesting period stipulated by the plan at the rate of 20% per year and can be exercised in up to 10 years after the grant date.

Due to changes made to this Stock Option Plan, approved by the Annual and Extraordinary Shareholders’ Meeting held on April 30, 2010, for options granted as of 2010, became fully available for exercise after the third anniversary of the option grant, according to the following schedule:

(a)  Up to twenty percent (20%) of the total options granted may be exercised as of the first anniversary of the option grant;

(b)  Additionally, up to 30% (thirty percent) from the second anniversary of the option grant; and

(c)	50% (fifty percent) remaining can be exercised as of the third anniversary.

These plans do not have clauses that allow the early exercise of the options granted. In compliance with CPC 10 R1, we incorporate the effects of the expenses with the stock plans, considering the fair value of the option calculated according to the methodology explained above, respecting the vesting periods for each plan so that the expenses respect the vesting period under the plan.

On October 19, 2012, the Company’s new Stock Option Plan was approved. In relation to this current and effective Plan, without prejudice to the other terms and conditions established in the respective Adhesion Instruments, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

Twenty percent (20%) of the Options may be exercised after the first anniversary of the Grant Date;

30% (thirty percent) of the Options may be exercised after the 2nd anniversary of the Grant Date; and

50% (fifty percent) of the Options may be exercised after the 3rd anniversary of the Grant Date.

The exercise of the totality of the Options granted will only be allowed after the elapse of a minimum term of three (3) years as of the Date of Granting.

On July 30, 2020 the Company’s new Stock Option Plan was approved. In relation to this current and effective Plan, without prejudice to the other terms and conditions established in the respective Adhesion Instruments, the Options will become exercisable for the period between the Grant Date and the dates specified below, as follows:

Twenty percent (20%) of the Options may be exercised after the first anniversary of the Grant Date;

Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Grant Date;

30% (thirty percent) of the Options may be exercised after the 3rd anniversary of the Grant Date;

30% (thirty percent) of the Options may be exercised after the 4th anniversary of the Grant Date;

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The exercise of the totality of the Options granted will only be allowed after the elapsing of a minimum term of 4 (four) years as of the Date of Granting.

The Beneficiary who wishes to exercise his or her Option must notify the Company of his or her intention to do so, by means of a letter in writing addressed to the Company’s Executive Board of People and Culture, indicating the number of Options he or she wishes to exercise.

Options not exercised within the stipulated terms and conditions will be considered automatically extinct, without right to compensation, observing the maximum term of the Options.

The Board of Directors may determine the suspension of the right to exercise Options whenever situations occur which, under the terms of the law or regulations in force, restrict or prevent the trading of Shares by Beneficiaries.

d.	how to determine the expected volatility

The expected volatility is based on the historical volatility of the last 2,016 business days of the Company’s shares traded on the stock exchange, taking into account the last 8 years and a base of 252 business days per year.

e.            whether any other features of the option have been incorporated into the measurement of its fair value

All the relevant characteristics for the fair value measurement have been described in the letters above.

ITEM FRE 8.13 PARTICIPATIONS HELD BY BODY

Below is the shareholding held in the issuer by the members of the Company's corporate bodies, with base date December 31, 2022, according to the consolidated information provided by the issuer in the Securities Negotiated and Held Form (Article 11 of CVM Resolution No. 44/ 21), relating to the closing month of the last fiscal year:

Órgão	Ações ordinárias	Ações preferenciais
Conselho de Administração**	1.431.841.110	63.487.272
Diretoria	0	487.587
Conselho Fiscal	0	13.123

* The Company's shares that were held on the base date of December 31, 2022 by MOBI Fundo de Investimentos em Ações Investimento no Exterior became the exclusive property of ABRA MOBI LLP on the base date of December 31, 2023, appearing under the heading ' Board of Directors', given that the control of such entities on said base date was exercised by members of the Company's Board of Directors (Constantino de Oliveira Junior, Ricardo Constantino and Joaquim Constantino Neto).

MOBI Fundo de Investimento em Ações Investimento no Exterior held, on this base date, direct control of the Company together with shareholders Constantino de Oliveira Junior,

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Henrique Constantino, Ricardo Constantino and Joaquim Constantino Neto. With this in mind, we detail the disposition of the shares of the final beneficiaries who control the fund:

MOBI FIA Fundo de Inves Quotistas	timento em Ações Investimento no Exterior Percentual Quotas
Constantino de Oliveira Junior	25,0000%	246.368.798,487155
Henrique Constantino	25,0000%	246.368.798,487155
Ricardo Constantino	25,0000%	246.368.798,487155
Joaquim Constantino Neto	25,0000%	246.368.798,477155
Total	100,0000%	985.475.193,938620

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8.14	PENSION PLANS

Not applicable, as there are no corporate pension plans in place.

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8.15	MINIMUM, AVERAGE AND MAXIMUM REMUNERATION

Statutory Executive Board
31/12/2023	N/A
31/12/2022	N/A
31/12/2021	N/A
31/12/2020	N/A

Board of Directors
31/12/2023	N/A
31/12/2022	N/A
31/12/2021	N/A
31/12/2020	N/A

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Fiscal Council
31/12/2023	N/A
31/12/2022	N/A
31/12/2021	N/A

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8.16    COMPENSATION OR INDEMNIFICATION MECHANISMS FOR MANAGERS IN CASE OF DISMISSAL OR RETIREMENT

We have Civil Liability insurance for Directors, Directors and/or Administrators - D&O (Directors & Officers) which guarantees coverage to policyholders in the event of claims from third parties, related to management acts carried out in the exercise of the company's management duties. The current premium for our Directors' Liability (D&O) insurance is USD 4,418,932.44. The maximum guarantee limit is USD 50,000,000.00.

On 01/19/2024, we contracted specific coverage for the judicial restructuring process (Chapter 11) initiated on 01/25/2024 with an extension of the claim period, with the endorsement value (premium) of USD 9,721,651.36.

The Company's current policy is that there is no mechanism for remuneration or compensation for administrators in the event of dismissal from office or retirement.

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8.17    PERCENTAGE IN THE TOTAL COMPENSATION HELD BY MANAGERS AND FISCAL COUNCIL MEMBERS WHO ARE RELATED PARTIES TO THE CONTROLLING SHAREHOLDERS IN RELATION TO THE CURRENT FISCAL YEAR AND THE LAST THREE FISCAL YEARS.

The table below indicates the percentage in total compensation held by members of the board of directors, statutory executive board, and fiscal council who are related parties to the direct or indirect controlling shareholders in the last three fiscal years and in the current fiscal year:

Forecast for the current fiscal year ended December 31, 2024
Board of Directors	Board of Directors	Fiscal Council
8,89%	40,80%	0,00%

Year ended December 31, 2023
Board of Directors	Board of Directors	Fiscal Council
3,29%	28,84%	0,55%

Year ended December 31, 2022
Board of Directors	Board of Directors	Fiscal Council
3,8%	35,2%	0,60%

Year ended December 31, 2022
Board of Directors	Board of Directors	Fiscal Council
4,6%	30,2%	0,6%

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8.18     REMUNERATION OF MANAGERS AND FISCAL COUNCIL MEMBERS RECEIVED FOR ANY REASON OTHER THAN THEIR POSITION

The tables below indicate the compensation of members of the board of directors, statutory executive board, and fiscal council for any reason other than their position recognized in the Company’s income statement in the last three fiscal years and that provided for the current fiscal year.

2024	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	0	0	0	0
Advisory Services	0	0	0	0

2023	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	0	0	0	0
Advisory Services	0	0	0	0

2022	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	999.432,51	0	0	999.432,51
Advisory Services	0	0	0	0

2021	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Commissions	0	0	0	0
Consulting Services	0	0	0	0
Advisory Services	0	0	0	0

8.19    COMPENSATION OF MANAGEMENT AND FISCAL COUNCIL MEMBERS RECOGNIZED IN THE INCOME OF DIRECT OR INDIRECT PARENTS, COMPANIES UNDER COMMON CONTROL, AND SUBSIDIARIES OF THE COMPANY

Expected remuneration due to the exercise of the position in the Company

Fiscal year 2024 - compensation received due to the exercise of the position at the issuer

2024	Board of Directors	Statutory Executive Board	Fiscal Council	Total

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Direct and indirect controllers	0	0	0	0
Subsidiaries of the issuer	0	36.412.560,5 7		36.412.560, 57
Commonly controlled entities	0	0	0	0

Fiscal year 2023 - compensation received due to the exercise of the position at the issuer

2023	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controllers	0	0	0	0
Subsidiaries of the issuer	0	14.408.353,3 0		14.408.353, 30
Commonly controlled entities	0	0	0	0

Fiscal year 2022 - compensation received due to the exercise of the position at the issuer

2022	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controllers	0	0	0	0
Subsidiaries of the issuer	0	12.020.446,2 9	0	12.020.446, 29
Commonly controlled entities	0	0	0	0

Fiscal year 2021 - compensation received due to the exercise of the position at the issuer

2021	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controllers	0	0	0	0
Subsidiaries of the issuer	0	8.236.293,34	0	8.236.293, 34
Commonly controlled entities	0	0	0	0

Remark:

The Executives have a controlling relationship with Gol Linhas Aéreas S.A, and the values are already included in the total remuneration of item 8.1 and 8.2, which includes: Salaries, Benefits, charges and Bonuses.

There are no other remunerations received for the years 2021 and 2022, in view of the impact of the COVID-19 pandemic on the Company's financial results.

8.20	OTHER RELEVANT INFORMATION

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There is no relevant information.

3.	ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE ON THE

COMPANY’S FINANCIAL STATEMENTS

The Statutory Audit Committee (“CAE”) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), and is comprised of three independent members that make up the Board of Directors, who are elected by the directors on an annual basis, one of them being qualified as a Financial Expert. The CAE has as its main

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functions, according to its internal regulations: to supervise the quality and integrity of the reports and financial statements, the adherence to legal, regulatory and statutory rules, the adequacy of the processes related to risk management, internal control policies and procedures, and the activities of the internal auditors. Additionally, the CAE supervises the work of the independent auditors, including their independence, the quality and adequacy of the services provided, as well as any divergences of opinion with management, and approves the fees charged by them.

Supervises the disposition of the independent auditors on their registration and exercise of the auditing activity in the Brazilian securities market (CVM), besides performing the Audit Committee function, in compliance with the Sarbanes Oxley Act, to which the Company is subject as it is a company registered with the Securities and Exchange Commission (“SEC”). The transactions with related parties, the activities related to risk monitoring and compliance, and the functioning of the complaints and information channel convened are also supervised by the CAE.

The activities developed by CAE, through the holding of 8 (eight) meetings in the year ended December 31, 2023 comprise:

•	The CAE coordinator set the agendas and chaired the CAE meetings;

•	Evaluated the annual work plan and discussed the results of the activities performed by the independent auditors for the fiscal year 2023;

•	Supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the results of the activities performed and the reviews carried out. The issues raised by the internal audit about improvements in the internal control environment are discussed with the responsible managers/officers with the aim of continuous improvements being implemented;

•	Supervised and reviewed the effectiveness, quality, and integrity of internal control mechanisms in order to, among other things, monitor compliance with the provisions related to the integrity of financial statements, including quarterly financial Information and other interim statements;

•	Jointly with the Management and the internal auditors, it supervised contracts of several natures between the Company or its subsidiaries, on one side, and the

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controlling shareholder, on the other side, in order to check the adequacy to the

Company’s policies and controls regarding related party transactions;

•	He met with the independent auditors, Ernst & Young Auditores Independentes S/S Ltda., for purposes of compliance with CVM and U.S. Securities and Exchange Commission requirements, having dealt with the following subjects, among others: the hiring, relationship and communication between the CAE and the external auditors, the scope of the auditors ’ work, as well as the conclusions presented through the execution of the independent auditors ’ work plan; and

•	Prepared the report on the activities and functioning of the CAE during the year 2023, following good corporate governance practices as well as the applicable regulations.

Internal Control Systems

Based on the agenda set for fiscal year 2022, CAE dealt with the main themes related to the Company’s internal controls, evaluating the risk mitigation actions and the commitment of the senior management to its continuous improvement.

As a result of the meetings with the internal areas of the Company, the Statutory Audit Committee had the opportunity to offer the Board of Directors suggestions for improving the processes, overseeing the results already obtained in 2023.

Based on the work developed throughout the year, the CAE believes that the internal control system of the Company and its subsidiaries is appropriate for the size and complexity of its business and structured to ensure the efficiency of its operations, the systems that generate the financial reports, as well as compliance with the applicable internal and external regulations.

Corporate Risk Management

The members of the CAE, in the exercise of their legal attributions and responsibilities, received information from Management about the relevant corporate risks, including continuity risks, making their evaluations and recommendations to increase the

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effectiveness of the risk management processes, directly at the meetings of the Board of Directors, contributing to and ratifying the actions implemented in 2023.

Conclusion

The CAE considered the facts submitted to it on the occasion of the work carried out and described in this Report as adequate, recommending in its opinion the approval of the Company’s audited financial statements for the year ended December 31, 2023.

São Paulo, March 27, 2024.

GERMÁN PASQUALE QUIROGA VILARDO

Full member of the Statutory Audit Committee

MARCELA DE PAIVA BOMFIM TEIXEIRA

Full member of the Statutory Audit Committee

PHILIPP SCHIEMER

Full member of the Statutory Audit Committee

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4.	STATEMENT BY THE MANAGERS THAT THEY HAVE REVIEWED, DISCUSSED AND

AGREED WITH THE COMPANY’S FINANCIAL STATEMENTS

In compliance with the provisions contained in art. 27, paragraph 1, item VI, of CVM Resolution No. 80, dated March 29, 2022, as amended, the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) declare that they have discussed, reviewed and agreed with the financial statements for the year ended December 31, 2023.

São Paulo, March 27, 2024.

MARIO TSUWEI LIAO
Vice-President of Finance and DRI

CELSO GUIMARAES FERRER JUNIOR

CEO

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5.	STATEMENT BY THE MANAGEMENT THAT THEY HAVE REVIEWED, DISCUSSED AND AGREED WITH THE OPINIONS EXPRESSED IN THE INDEPENDENT AUDITORS’ REPORT

In compliance with the provisions contained in art. 27, paragraph 1, item V, of CVM Resolution No. 80, of March 29, 2022, as amended, the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) state that they have discussed, reviewed and agreed with the opinion expressed by Ernst & Young Auditores Independentes in its audit report on the financial statements for the year ended December 31, 2023.

São Paulo, March 27, 2024.

MARIO TSUWEI LIAO

Vice-President of Finance and DRI

CELSO GUIMARAES FERRER JUNIOR

CEO

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6.	FISCAL COUNCIL´S OPINION

In compliance with the provisions contained in art. 27, paragraph 1, item III, of CVM Resolution No. 80, dated March 29, 2022, as amended, the Fiscal Council of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in the exercise of its legal and statutory attributions, having examined the Management Report, the Balance Sheet, the Income Statement, the Comprehensive Income Statement, the Statement of Changes in Net Worth, the Cash Flow Statement, the Value Added Statement, and the respective individual and consolidated Explanatory Notes for the fiscal year ended December 31, 2023, and accompanied by the Independent Auditors’ report, is of the opinion that the aforementioned documents adequately reflect the equity situation and the economic-financial position of the Company on December 31, 2023, recognizing that they are in conditions to be deliberated on by the Company’s Annual and Extraordinary Meeting.

São Paulo, March 27, 2024. RENATO CHIODARO

Chairman of the Fiscal Council

MARCELO AMARAL MORAES

Full member of the Fiscal Council

CARLA ANDREA FURTADO COELHO

Full member of the Fiscal Council

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7.	STATEMENT BY THE CANDIDATES TO THE BOARD OF DIRECTORS

(According to article 7, item I of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended)

Messrs. Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Tymothy Robert Coleman, Paul Stewart Aronzon and Mrs. Marcela de Paiva Bomfim Teixeira submitted to the Company their own signed statement, attesting their compliance with the independence criteria established in article 6 of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended, attesting each one individually, that:

(i)	he/she not a direct or indirect controlling shareholder of the Company;

(ii)   the exercise of his/her voting rights at Board of Directors meetings is not subject to a shareholders' agreement whose purpose includes matters related to the Company;

(iii)   he/she is not a spouse, partner or direct relative or collateral in the first or second degree in relation to any controlling shareholder of the Company, any administrator of the Company or any administrator of the controlling shareholders of the Company;

(iv)    he/she has not been, in the last 3 (three) years, an employee or officer of the Company, of the subsidiaries, affiliates or companies under common control of the Company or of the Company's controlling shareholders;

(v)     he/she does not have commercial relations with the Company, its subsidiaries, affiliates or companies under common control or with the Company's controlling shareholders;

(vi)    he/she does not have a relationship by affinity up to the second degree with the Company's controlling shareholder, Company administrator or administrator of the Company's controlling shareholder;

(vii)    he/she does not hold a position in a company or entity that has commercial relations with the Company or its controlling shareholders, who have decision-making power in relation to the conduct of the activities of said company or entity;

(viii)     he/she does not receive any remuneration from the Company, its controlling shareholders, its subsidiaries, affiliates or companies under common control, in addition to that which it will receive, if elected, due to its position as an independent effective member of the Board of Directors of the Company or of Company Committees; It is

(ix)  he/she was not a founder of the Company and does not have significant influence over it.

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8.	STATEMENT BY THE BOARD OF DIRECTORS

(According to article 7, item II of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended)

Independence of members appointed to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A.

São Paulo, March 27, 2024

We refer to the election of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) to be resolved by the Company's Annual and Extraordinary Shareholders' Meeting, to be held on April 30, 2024, at 10 a.m. (“AGOE”).

With regard to said election, in compliance with the provisions of Article 7, item II of Annex K of CVM Resolution No. 80, of March 29, 2022, as amended (“CVM Resolution No. 80/2022”), the Board of Directors of The Company hereby expresses its understanding that, after due verification and receipt of individual statements from the candidates to the Board of Directors mentioned below, pursuant to article 7, item II of Annex K of CVM Resolution No. 80/2022, the adequacy of Messrs. Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Tymothy Robert Coleman, Paul Stewart Aronzon and Mrs. Marcela de Paiva Bomfim Teixeira, to the independence criteria provided for in Article 6 of Annex K of CVM Resolution No. 80/2022, and for this reason, such members will be considered independent members if their election is approved by the AGOE.

The foregoing being all we had to fulfill for the moment,

Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

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9.	SPECIAL MEETING OF SHAREHOLDERS

According to Article 12, items I and II of CVM Resolution No. 81, of March 29, 2022, as amended, the Company's management makes available below the information related to the statutory amendment proposed for resolution at the Company's Annual and Special Meeting, to be held on April 30, 2024, at 10 am.

9.1.	AMENDMENT TO THE HEAD PROVISION OF ARTICLE 5 OF THE COMPANY’S

BYLAWS

The Company's management proposes to amend the head provision of article 5 of the Company's Bylaws, to reflect the Company's capital increases approved at meetings of the Board of Directors held on July 26, 2023, January 28, 2024, and March 26, 2024, as permitted by article 6 of the Company's Bylaws. There are no legal or economic consequences arising from this change, considering that the capital increases have already been approved by the Company's management.

In this sense, the Management proposes to amend the head provision of article 5 according to the comparative wording below:

Current Drafting of the Bylaws	Proposed Amendments (emphasis)

Article 5 - The Capital, fully subscribed

and paid in, is BRL4,197,892,283.20 (four billion, one hundred and ninety- seven million, eight hundred and ninety- two thousand, two hundred and eighty- three Brazilian reais and twenty cents), divided into 3,200,516,077 (three billion, two hundred million, five hundred and sixteen thousand and seventy-seven) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six

Article 5 - The Capital, fully subscribed

and paid in, is ~~BRL4,197,892,283.20 (four billion, one hundred and ninety- seven million, eight hundred and ninety- two thousand, two hundred and eighty- three Brazilian reais and twenty cents)~~ BRL4,202,543,932.30 (four billion, two hundred and two million, five hundred and forty-three thousand, nine hundred and thirty-two Brazilian reais and thirty cents), divided into ~~3,200,516,077 (three billion, two hundred million, five~~

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hundred and eighty-two thousand and

five hundred) common shares and 336,833,577 (three hundred and thirty- six million, eight hundred and thirty- three thousand, five hundred and seventy-seven) preferred shares, all registered and without par value.

~~hundred and sixteen thousand and~~

~~seventy-seven)~~ 3,202,276,835 (three billion, two hundred and two million, two hundred and seventy-six thousand, eight hundred and thirty-five) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand and five hundred) common shares and ~~336,833,577 (three hundred and thirty- six million, eight hundred and thirty- three thousand, five hundred and seventy-seven)~~ 338,594,335 (three hundred and thirty-eight million, five hundred and ninety-four thousand, three hundred and thirty-five) preferred shares, all registered and without par value.

9.2.	COPY OF THE BYLAWS

The copy of the Company's Bylaws, highlighting the amendments proposed above, is presented on the following pages.

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GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87 NIRE 35.300.314.441

Publicly-held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, JURISDICTION, DURATION AND PURPOSE

ARTICLE 1 – Gol Linhas Aéreas Inteligentes S.A. (“Company”) is a joint stock company governed by the laws and use of commerce, by these By-Laws (“Bylaws”) and applicable legislation.

1st Paragraph - Upon admission of the Company in the special listing segment called Level 2 of Corporate Governance (Nível 2 de Governança Corporativa) of the BM&FBOVESPA S.A.

– Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) (Stock, Commodities and Futures Exchange), the Company, its shareholders, executive officers and members of the Board of Directors and of the Fiscal Board, when installed, are bound by the provisions set forth in the Regulation of Level 2 Corporate Governance of BM&FBOVESPA (“Regulation”). The Company, its management and shareholders will also be bound by the listing and trading rules of the BM&FBOVESPA.

2nd Paragraph - The provisions in the Regulation shall prevail over the provisions in the Bylaws, in the event of loss to the rights of the investors in public offerings provided for in these Bylaws.

ARTICLE 2 - The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. or of its successor at any title, and by means of controlled or affiliate companies, to exploit: (a) regular and non-regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of chartering air transportation of passengers, cargo and mail bags; (c) the rendering of maintenance services, repair of aircrafts, own or third parties, motors, items and parts; (d) the rendering of services of aircraft hangar; (e) the rendering of services of attendance of patio and road, supplying of flight attendance and aircrafts cleaning; (f) the development of other activities related, connected or auxiliary to air transportation and to the other activities above described; and

(g) participation in other companies, as a partner, quotaholder or shareholder.

Sole Paragraph - The transfer of the corporate control of VRG Linhas Aéreas S.A. shall be considered a change in corporate objective for purposes of exercise of the withdrawal right by the shareholders of the Company.

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ARTICLE 3 - The Company’s head office is located in the City of São Paulo, State of São Paulo, at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, parte, Jardim Aeroporto, and it may open and close branches, agencies, warehouses or representation offices in any part of the Brazilian territory or abroad, by resolution of the Board of Directors.

ARTICLE 4 - The Company’s term is indefinite.

CHAPTER II CAPITAL STOCK AND SHARES

- The Share Capital, fully subscribed and paid in, is ~~BRL 4,197,892,283.20 (four billion, one hundred and ninety-seven million, eight hundred and ninety-two thousand, two hundred and eighty-three reais and twenty cents)~~ BRL 4,202,543,932.30 (four billion, two hundred and two million, five hundred and forty-three thousand, nine hundred and thirty- two reais and thirty centavos), divided into ~~3,200,516,077 (three billion, two hundred million, five hundred and sixteen thousand and seventy-seven)~~ 3,202,276,835 (three billion, two hundred and two million, two hundred and seventy-six thousand, eight hundred and thirty-five) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, five hundred) common shares and ~~336,833,577 (three hundred and thirty-six million, eight hundred and thirty-three thousand, five hundred and seventy-seven)~~ 338,594,335 (three hundred and thirty-eight million, five hundred and ninety-four thousand, three hundred and thirty-five) preferred shares, all registered and without par value.

1st Paragraph - The Company’s shares shall be registered, with the adoption of book-entry shares being permitted, in which case they will be held in deposit accounts opened in the name of their respective holders, with a financial institution duly authorized by the Brazilian Securities and Exchange Commission (“CVM”), it being permitted that the fee mentioned in paragraph 3, article 35, of Law nº 6,404/76, as amended, be charged to the shareholders (“Brazilian Corporate law”).

2nd Paragraph - Each common share shall be entitled to one vote in the Shareholders Meetings.

3rd Paragraph - Preferred shares shall not be entitled to voting rights, except in the case of the subjects specified in the 4th Paragraph below, the preferences and advantages consisting of the following:

a)	priority in the reimbursement of capital with respect to common shares, in the case of the liquidation of the Company, for the value per preferred share equal to the value of the Capital Stock of the Company divided by the total number of issued shares of the Company, multiplied by thirty-five (35).
b)	the right to be included in the public tender offer arising from the sale of corporate control, for the same condition and for a price per share that is equal to thirty-five

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(35) times the value per common share that is paid to the shareholder selling control (as defined in the Regulation);

c)	right to receive dividends per share equal to thirty-five (35) times the value of the dividends received per common share; and
d)	in case of liquidation of the Company, the right to receive, after the capital priority reimbursement and the reimbursement of the capital of the common shares have been paid, thirty-five (35) times the value attributed to each common share at the time that any remaining assets are liquidated.

4th Paragraph - Preferred shares shall be entitled the right to vote in any deliberations of the Shareholders’ Meeting concerning (the “Extraordinary Matters”):

a)	transformation, incorporation, spin-off and merger of the Company;
b)	approval of agreement between the Company and the Controlling Shareholder (as defined in the Regulation), directly or through third parties, as well as any other companies in which the Controlling Shareholder has interest, always when by operation of law or the Bylaws are deliberated in a general meeting;
c)	evaluation of goods destined to the paying up of increase of the Company’s corporate capital;

d)	choice of specialized institution or company for the determination of the Economic Value of the Company according to the definition and terms of item 10.1.1. of the Regulation;
e)	change of the Company’s corporate purpose;
f)	amendment or revocation of statutory provisions that amend or modify any of the requirements provided for in item 4.1. of the Regulation, being agreed that such voting right shall prevail while the Level 2 Corporate Governance Listing Agreement (as defined in the Regulation) is effective;
g)	amendments to or exclusion of Articles 12 through 16, paragraphs 3, 5 and 6 of Article 18, Articles 36 through 38 and 50; and
h)	any change in the voting rights determined in this paragraph and in paragraphs 5 and 8 below.

5th Paragraph - In case the Controlling Shareholder holds shares of the Company that represent, in aggregate, Participation in the Dividends (as defined below) equal to or less than fifty percent (50%), the approval of the Extraordinary Matters referred to in items (a) through (f) above by the Shareholders’ Meeting (as defined below) will depend on the prior approval by an Extraordinary Meeting, observing the applicable quorums and approvals under these Bylaws and the Regulation. Regardless of the interest held by the Controlling Shareholder, the approval of the Extraordinary Matters referred to in items (g) and (h) above by the Shareholders’ Meeting will always depend on the prior approval by an Extraordinary

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Meeting, observing the applicable quorums and approvals under these Bylaws and the Regulation.

6th Paragraph - If there is a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by the shareholder that has exerted this withdrawal right, when authorized by Brazilian Corporate Law, shall correspond to the economic value of such shares, to be calculated according to the procedure of evaluation accepted by Brazilian Corporate Law, as amended, whenever such value is lower than the equity value calculated according to article 45 of Brazilian Corporate Law.

7th Paragraph - Observing the transfer restrictions indicated in Chapter IX of these Bylaws, the shareholders may, at any time, convert common shares into preferred shares, in the proportion of thirty-five (35) common shares to one (1) preferred share, provided that such shares are paid-up and with due regard to the legal limit. The conversion requests shall be sent to the Board of Officers in writing. The conversion requests, made pursuant to the terms of these Bylaws, received by the Board of Officers shall be ratified in the first meeting of the Board of Directors to be held.

8th Paragraph - Any rights conferred to the shareholders by law as a result of their ownership of a certain percentage of the capital stock may be exercised by shareholders who are owners of shares representing the same percentage in the Participation in the Dividends pursuant to these Bylaws.

ARTICLE 6 - Observing the legal limitations applicable, the Company is authorized to increase its corporate capital up to seventeen billion Reais (R$17,000,000,000.00).

1st Paragraph - Within the limit authorized by this Section, the Company may, by resolution of the Board of Directors, increase the corporate capital, regardless of amendment to the By-Laws, either upon issuance of shares, warrants, or upon issuance of debentures convertible into stock, without respecting the proportionality between the different types of shares. The Board of Directors shall determine the conditions for the issuance, including the price and pay-up term.

2nd Paragraph - At the Board of Directors’ discretion, the right of first refusal may be excluded or have its term for exercise reduced concerning the issuance of shares, or debentures convertible into shares, in which placement is held in the stock market or by public subscription, or even by exchange per shares, in a public offering for acquisition of corporate control, according to the provisions of law.

3rd Paragraph - The Company may, within the limit of the authorized capital established herein and according to a plan approved by the Shareholders’ Meeting (defined below), grant stock options to its officers or employees or to individuals that render services to the Company or to a company under its control.

ARTICLE 7 - The issuance of participation certificates by the Company is forbidden.

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CHAPTER III

SHAREHOLDERS’ MEETINGS

ARTICLE 8 - The shareholders’ meetings (“Shareholders’ Meeting”) have authority to decide on all matters related to the purpose of the Company and take any resolutions deemed convenient to its protection and development. Shareholder Meetings shall be called, installed and held for the purposes of and as provided for by Brazilian Corporate Law, and resolutions shall be taken according to the quorum established by law. The minutes of the Shareholders’ Meeting shall register the number of votes submitted by shareholders entitled to vote in favor and against each item and shall indicate the total Participation in the Dividends of the shareholders who voted for and against each item.

1st Paragraph - The Shareholders’ Meeting shall be called by means of a call notice published at least fifteen (15) days prior to the first call and eight (8) days prior to the second call.

2nd Paragraph - All documents to be analyzed or discussed in the Shareholders’ Meeting shall be made available to the shareholders in the BM&FBOVESPA, as well as in the Company’s headquarters, as from the date of publication of the first call notice mentioned in the previous paragraph.

3rd Paragraph - Any shareholder may be represented at the Shareholders’ Meeting by proxy pursuant to paragraph 1 of Article 126 of Brazilian Corporate law, and the power-of- attorney granting the proxy shall conform to the law and shall be submitted to the Company at its headquarter at least three (3) days prior to the Shareholders’ Meeting. The shareholder or his legal representative shall bear proof of identity to the Shareholders’ Meeting.

4th Paragraph - Without prejudice to the provision above, any shareholder present at the start of a Shareholders’ Meeting with the above required meetings will be entitled to participate and vote in that meeting, even if such shareholder failed to present any documents in advance.

ARTICLE 9 - The Shareholders’ Meeting shall be installed and presided by the Chairman of the Board of Directors or, upon his absence or impediment, by another member of the Board of Directors or, in the absence of either of these, by any of the Company’s officers present.

Sole Paragraph - The President of the Shareholders’ Meeting shall choose one or more secretaries.

ARTICLE 10 - The shareholders shall meet annually during the four (4) months immediately following the end of the fiscal year and they shall decide on the matters for which they are responsible as provided for by Brazilian Corporate Law.

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ARTICLE 11 - The shareholders shall meet on an extraordinary basis whenever the Company’s interests require a decision by the shareholders and in the cases provided by Brazilian Corporate Law and under these Bylaws.

CHAPTER IV EXTRAORDINARY MEETING

ARTICLE 12 - Pursuant to the terms of Paragraph 5 of Article 5 of these Bylaws, the approval of an Extraordinary Matter at a Shareholders’ Meeting may depend on the prior approval by holders of preferred shares present at an extraordinary meeting (“Extraordinary Meeting”).

ARTICLE 13 - The Extraordinary Meeting shall be called by means of a call notice published at least fifteen (15) days prior to the first call and eight (8) days prior to the second call.

Sole Paragraph - All documents to be analyzed or discussed at the Extraordinary Meeting shall be made available to the preferred shareholders at BM&FBOVESPA as well as at the Company’s headquarters, from the date that the first call notice is published pursuant to this Article.

ARTICLE 14 - The Extraordinary Meeting shall be commenced and presided by the Chairman of the Board of Directors or, upon his absence or impediment, by another member of the Board of Directors or, in the absence of either of these, by any of the Company’s officers present.

Sole Paragraph - The President of the Shareholders’ Meeting shall choose one or more secretaries.

ARTICLE 15 - The Extraordinary Meeting shall be held, on first call, with the presence of shareholders representing at least twenty-five percent (25%) of the preferred shares, and, on second call, with the presence of shareholders representing any number of preferred shares, except as provided in the Regulation. The minutes of the Extraordinary Meeting shall register the number of votes submitted by shareholders entitled to vote in favor and against each item and shall indicate the total Participation in the Dividends of the shareholders who voted in favor and against each item.

ARTICLE 16 - Any shareholder may be represented at the Extraordinary Meeting by proxy pursuant to paragraph 1 of Article 126 of Brazilian Corporate law, and the power-of- attorney granting the proxy shall conform to the law and shall be submitted to the Company at its headquarter at least three (3) days before the date established for the Extraordinary Meeting. The shareholder or his legal representative shall bear proof of identity to the Extraordinary Meeting.

Sole Paragraph - Without prejudice to the provision above, any shareholder present at the start of a Shareholders’ Meeting with the above required meetings will be entitled to participate and vote in that meeting, even if such shareholder failed to present any documents in advance.

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CHAPTER V MANAGEMENT

ARTICLE 17 - The Company shall be managed by a Board of Directors and a Board of Officers. Sole Paragraph - The total aggregate compensation of the Board of Directors (as defined in the Regulation) shall be determined at the Shareholders’ Meeting, and the Board of Directors shall be responsible for determining the individual compensation of each of the members of the Board of Directors and of the Board of Officers.

SECTION I BOARD OF DIRECTORS

ARTICLE 18 - The Board of Directors shall be comprised of at least five (5) and at most ten

(10) members, resident or not in Brazil, appointed by the Shareholders’ Meeting and subject to dismissal by the Shareholders’ Meeting at any time, for a unified term of office of one (1) year, reelection being permitted. The Shareholders’ Meeting shall also designate the Chairman of the Board, who may not be simultaneously the Chief Executive Officer of the Company.

1st Paragraph - Each member of the Board of Directors shall have a good reputation and the professional experience necessary to carry out its duties, and no person who has, or represents someone who has, a conflict of interest shall be elected, except with a waiver from the Shareholders’ Meeting. Without prejudice to the authority of the Shareholder’s Meeting, members of the Board of Directors should preferably have diverse business and professional qualifications, including experience managing large companies, in the civil aviation industry, in financial, accounting and risk management, investment management, commercial management and in leading boards of directors of listed companies.

2nd Paragraph - At least twenty percent (20%) of the Directors shall be Independent Directors (as defined in the Regulation) and expressly declared as such in the minutes of the Shareholders’ Meeting at which they are elected. A Director will be also deemed as independent if elected in accordance with the provisions set forth in paragraphs 4 and 5 of Article 141 of the Brazilian Corporate Law. In case, as a result of compliance with the above mentioned percentage, there shall be a fractional number of directors, such number shall be rounded: (i) to the next whole number when the fraction is equal to or greater than 0.5; or (ii) to the preceding whole number when the fraction is less than 0.5.

3rd Paragraph - Without prejudice to the foregoing provisions, the following additional rules with respect to the composition of the Board of Directors shall be observed, noting that if the percentages in clauses “a” through “c” of this paragraph result in a fractional number of directors, such number shall be rounded: (i) to the next whole number when the fraction is equal to or greater than 0.5; or (ii) to the preceding whole number when the fraction is less than 0.5.

a)	If the Controlling Shareholder, at any time, holds an amount of shares that represents a Participation in the Dividends of equal to or less than thirty-five percent

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(35%) and greater than fifteen percent (15%), at least forty percent (40%) of the directors shall be Independent Directors with the holders of preferred shares having the right to elect, in a separate vote, one (1) of the Independent Directors.

b)	If the Controlling Shareholder, at any time, holds an amount of shares that represents a Participation in the Dividends of equal to or less than fifteen percent (15%) and greater than seven and a half percent (7.5%), at least fifty percent (50%) of the directors shall be Independent Directors with the holders of preferred shares having the right to elect, in a separate vote, two (2) of the Independent Directors.
c)	If the Controlling Shareholder, at any time, holds an amount of shares that represents a Participation in the Dividends of equal to or less than seven and a half percent (7.5%), at least sixty percent (60%) of the directors shall be Independent Directors with the holders of preferred shares having the right to elect, in a separate vote, two (2) of the Independent Directors.

4th Paragraph - If the holders of preferred shares elect a member to the Board of Directors pursuant to paragraph 4 of Article 141 of Brazilian Corporate Law, the right described in clause “a” of the 3rd paragraph shall not be applicable, and with respect to clauses “b” and “c,” the holders of preferred shares shall have the right to elect, in a separate vote, only one (1) of the Independent Directors.

5th Paragraph - In addition to the provisions in the 3rd paragraph above, if the Controlling Shareholder, at any time, holds an amount of shares that represents a Participation in the Dividends of equal to or less than thirty five percent (35%), the Governance Committee shall be installed and shall function in accordance with the provisions of these Bylaws.

6th Paragraph - In addition to the provisions in the 3rd paragraph above, if the Controlling Shareholder, at any time, holds an amount of shares that represents a Participation in the Dividends of equal to or less than fifteen percent (15%), the Independent Directors may only be removed from office during their mandates with the prior approval of the Extraordinary Meeting.

7th Paragraph - The members of the Board of Directors shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Senior Managers (as defined in the Regulation). The Directors shall, immediately after vested in office, inform the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

8th Paragraph - The members of the Board of Directors not reelected shall remain in office until their substitutes are vested in office.

9th Paragraph - Any vacancies of the members of the Board of Directors, if there are no substitutes, shall be filled at the first Shareholders Meeting that occurs after such vacancy, according to the terms of this Article 18, except if the vacancy results in the Board of Directors having less than five (5) members. In case the vacancy results in the Board of

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Directors having less than five (5) members, then current members of the Board of Directors shall appoint any number of additional members until the Board of Directors has five (5) members, which additional members shall be in office for the remainder of the term.

ARTICLE 19 - The Board of Directors shall meet whenever called by its Chairman or by three (3) of its members. The Directors may participate in the Board of Directors’ meetings through conference call or video conference.

1st Paragraph - The meeting shall be called at least seven (7) days in advance, by registered mail or other written means, with a brief description of the agenda, and the attending members shall be deemed regularly called.

2nd Paragraph - Minutes of the meeting shall be recorded.

3rd Paragraph - The meetings shall be installed in the presence of at least the majority of the members of the Board of Directors, in the two (2) first calls, and with the presence of at any number of members in the third call. The decisions shall be taken by a majority of votes among the attending members. The Chairman is entitled to cast the deciding vote in case of a tie.

4th Paragraph - Regardless of the formalities related to its call, a meeting shall be deemed regularly called if all members attend.

5th Paragraph - The members of the Board of Officers and of the Fiscal Board (Conselho Fiscal) may attend the Board of Directors’ meetings and shall have the right to speak but not the right to vote.

ARTICLE 20 - The Board of Directors shall decide on the matters described in Section 142 of Brazilian Corporate Law as well as in these Bylaws (and, if applicable, shall speak favorably with respect to the matters of exclusive responsibility of the Shareholders’ Meeting), by the favorable vote of the majority of the members present at the meeting.

ARTICLE 21 - The Board of Directors is responsible for the following decisions:

a)	Determine the general orientation of the business of the Company;
b)	Elect and dismiss the Company’s Officers;
c)	Arrogate to itself and decide about any subject which is not of exclusive responsibility of the Shareholders’ Meeting or of the Board of Officers;

d)	Determine whether to call a Shareholders’ Meeting or an Extraordinary Meeting, whenever it deems necessary, or pursuant to article 132 of Brazilian Corporate Law;

e)	Audit the administration of the Officers, by examining, at any time, books and papers of the Company, and requesting information on agreements executed or under execution and any other acts;
f)	Elect and dismiss the independent auditors;

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g)	Call the independent auditors to render the explanations deemed necessary;
h)	Analyze the Management Report and the Board of Officers’ accounts and decide about their submission to a Shareholders’ Meeting;
i)	Approve the annual and pluriannual budgets, the strategic plans, the expansion projects, and monitor their execution;
j)	Approve the incorporation of a subsidiary and the participation of the Company in the corporate capital of other companies in the country and abroad;
k)	Approve or determine the powers of the Board of Officers to approve the secured fiduciary sale or encumbrance of the Company´s permanent assets, including mortgaging, pledging, granting of lien, antichresis, surety or guarantee, confessing, waiving rights, discharging third parties´ obligations to the Company, compromising and otherwise determining, as deemed convenient, which members of the Board of Officers shall perform the authorized act, and being entitled to define cases in which the previous authorization of the Board of Directors is a necessary condition;
l)	Authorize the Company to render guarantees on behalf of third parties;
m)	Assessing and overseeing the implementation of the related party transactions policy for the Company;
n)	Authorize the opening, transfer or closing of offices, branches, facilities or other establishments of the Company;
o)	Decide about the acquisition by the Company of shares of its own issuance, to be held in treasury and/or later canceled or disposed;
p)	Grant stock options to its administrators and employees according to the terms of the plan approved by the Shareholders’ Meeting, without right of preference to the shareholders;
q)	Pass a resolution approving the issuance of secured or unsecured simple debentures, whether convertible into stock or not;
r)	Authorize the issuance of any credit instruments for the raising of funds, either “bonds”, “notes”, “commercial papers”, or others usual in the market, deciding about its conditions of issuance and redemption;
s)	At its discretion, periodically establish parameters of the amount involved, the time/term, extension of effects and others, under which certain corporate and/or financial acts, including loans of assets and liabilities, may be performed by the Board of Officers;
t)	Authorize borrowing of money or granting of loans or other credit facilities, by the Company;

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u)	Decide on procedural matters regarding its activities and adopt an internal charter, observing these Bylaws and applicable law;
v)	Approve any capital increases within the Company’s authorized capital as provided for in Article 6;

w)	State its favorable or dissenting opinion with respect to any public offering for shares issued by the Company, by means of a duly substantiated opinion, disclosed within fifteen (15) days prior to the publication of the invitation to the public offering, which shall address, at least (i) the convenience and opportunity of the public offering of shares as for the interests of all the shareholders and in relation to the liquidity of the securities owned by it; (ii) the consequences of the public offering of shares on the Company’s interest; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other issues the Board of Directors may deem to be pertinent, as well as the information required by the applicable rules set forth by the CVM; and
x)	Define a list with the names of three firms specialized in economic evaluation of companies for preparing an appraisal report of the Company’s shares, in the cases of a public tender offer of shares for cancellation of registration of the company as a publicly-held company or for delisting from the Level 2 Corporate Governance segment of the BM&FBOVESPA.

1st Paragraph - The Company and the Directors shall, at least once a year, call a public meeting with analysts and any other interested parties, to divulge information regarding its respective economic-financial situation, projects and perspectives.

2nd Paragraph - The Board of Directors is responsible for the institution of Committees and the definition of their regulations and responsibilities. The following Committees shall be permanent: Audit Committee and People Management as well as the Governance Committee, installed in accordance with the terms of Article 27.

SECTION II BOARD OF OFFICERS

ARTICLE 22 - The Board of Officers shall be comprised of at least two (2) and up to seven

(7) Officers, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer and four (4) Officers, all resident in the Country, appointed by the Board of Directors and being its dismissal possible at any time, with a term of office of one (1) year, reelection permissible.

1st Paragraph - The responsibilities of the officers shall be defined by the Board of Directors, which shall also establish the fixed compensation of each member of the Board of Officers, and shall distribute, whenever applicable, the participation in the profits established by the Shareholders’ Meeting.

2nd Paragraph - The officers shall ensure the compliance of the law and the Bylaws.

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3rd Paragraph - The Chief Executive Officer shall be responsible, in particular, for coordinating the regular activities of the Company, including the following activities:

a)	To cause the compliance with these Bylaws and the guidelines and resolutions passed at the Shareholders’ Meetings, the Board of Directors’ Meetings and the Board of Officers’ Meetings;
b)	To administer, manage and superintend the corporate business, and to issue and approve internal instructions and regulations deemed by him to be useful or necessary for causing the compliance with the general guidelines of the Board of Directors relating to the Company´s business, under the terms of article 21, “a” of these Bylaws.
c)	To keep the members of the Board of Directors informed about the activities of the Company and the progress of its operations;
d)	To annually submit to the Board of Directors, for their approval, the Management Report and the Board of Officers´ accounts, accompanied with the independent auditors´ report, as well as the proposal for allocation of the profit for the previous fiscal year;
e)	To prepare and propose, to the Board of Directors, the annual and multiannual budgets, the strategic plans, the expansion projects and the investment projects; and
f)	To exercise other duties as may be assigned to him by the Board of Directors.

4th Paragraph - The Chief Executive Officer shall be the Company´s representative before public authorities and, in the exercise of his duties regarding relationship and institutional policies, he shall be supported by the Chairman of the Board of Directors.

5th Paragraph - In case of vacancy or impediment of any officer, the Board of Directors shall designate a new officer or a substitute and shall set forth, in either case, the respective term-of-office and compensation.

6th Paragraph - The Board of Officers shall meet whenever necessary, and the meeting shall be called by the Chief Executive Officer, who shall also be the chairman of the meeting.

7th Paragraph - The meeting shall be installed with the presence of the officers representing the majority of the members of the Board of Officers.

8th Paragraph - Minutes of the meetings and the decisions of the Board shall be registered in the proper book.

9th Paragraph - The members of the Board of Officers shall be vested in office upon signature of the respective term, drawn up in the proper book, and the vesting in office shall be conditioned to the signature of the Statement of Consent of Senior Managers (as defined in the Regulation). The Officers shall, immediately after vested in office, inform the

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BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 23 - The Board of Officers shall have all the powers and attributions that the law, the Bylaws and the Board of Directors of the Company confer upon it for the performance of the necessary acts to the regular operation of the Company, being entitled to decide on the performance of all actions and transactions related to the purpose of the Company which are not within the responsibilities of the Shareholders’ Meeting or the Board of Directors, as well as all actions and transactions which do not require previous authorization from the Board of Directors.

1st Paragraph - With due regard to the provisions above, the Board of Officers shall:

a)	Represent the Company in accordance with its Bylaws, whether in court or out-of- court, with due regard to the attributions set forth in law, and appoint ad negotia or ad judicia attorneys-in-fact;
b)	Prepare and perform the plans and investment and development policies, as well as the respective budgets, with due regard to the deliberative capacity of the Board of Directors; and
c)	Control and analyze the behavior of the controlled, affiliate and subsidiary companies in view of the expected results.

2nd Paragraph - The Board of Officers may designate one of its members to represent the Company in acts or transactions in the country or abroad, or designate an attorney-in-fact to perform a specific act.

ARTICLE 24 - In addition to the provisions listed in Paragraph 3 of Article 22 above, the Company’s Chief Executive Officer shall have powers to preside over the meetings of the Board of Officers and supervise the compliance of general decisions.

ARTICLE 25 - All acts that create responsibility for the Company, or discharge third parties obligations to the Company, including the representation of the Company in court, actively or passively, shall only be deemed valid if approved according to the Bylaws and if they have:

a)	the joint signature of the Chief Executive Officer and another Officer; or
b)	the joint signature of two Officers; or
c)	the signature of one Officer together with an attorney-in-fact; or
d)	the joint signature of two attorneys-in-fact of the Company.

1st Paragraph - The powers-of-attorney shall always be executed by two members of the Board of Officers, and shall be granted for specific purposes and for a determined term, except for those with the powers of the ad judicia clause.

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2nd Paragraph - The Company shall be represented solely by any of the Officers, without regard to the formalities set forth in this Section in the cases of personal testimony and in their condition of representatives of the Company on judicial hearings.

SECTION III AUDIT COMMITTEE

ARTICLE 26 - The Audit Committee, an advisory body to the Board of Directors and permanently installed, shall have the responsibilities set under CVM Rule No. 308/99, as amended, these Bylaws and its internal charter.

1st Paragraph - The Audit Committee shall have operational autonomy with an annual and per project budget allocation.

2nd Paragraph - The Audit Committee shall have a procedure to receive complaints, including confidentially, both internal and external to the Company, regarding the matters within its responsibility.

3rd Paragraph - The Audit Committee may hire outside independent advisers.

4th Paragraph - The Audit Committee shall be comprised of at least three (3) members, appointed by the Board of Directors and subject to dismissal by the Board of Directors, for a term of office of up to ten (10) years and as provided under CVM Rule No. 308/99. In case of any vacancy, the Board of Directors shall appoint new members which shall be in office for the remainder of the term.

5th Paragraph - At least one (1) member of the Audit Committee shall have knowledge of corporate accounting.

6th Paragraph - In addition to any authority granted by Board of Directors and under its internal charter, the Audit Committee is responsible for:

a)	supervising the relationship between the Company and its external auditors, including (i) opining in connection with their appointment and compensation, (ii) recommending the performance of other services, (iii) assessing the independence, quality and adequacy of services, and (iv) mediating the resolution of disagreements between management and the external auditors;
b)	supervising the Company’s departments responsible for: (i) internal controls, (ii) internal audit, and (iii) financial reporting;

c)	monitoring the quality and integrity of (i) internal controls, (ii) internal audit, and (iii) financial reporting;
d)	assessing and monitoring the Company’s risk exposure, including requesting specific information regarding internal policies and procedures in connection with (i) management compensation, (ii) the use of corporate resources, and (iii) corporate expenses;

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e)	assessing and monitoring, jointly with management, the Company’s internal audit department and the adequacy of related party transactions;

f)	investigating any complaints in connection with financial statements, internal controls and external auditors;
g)	preparing an annual summarized report, to be presented with the Company’s financial statements, on (i) the Audit Committee’s activities and any recommendations, (ii) any matters in which there was a material disagreement between management, external auditors and the Audit Committee in connection with the Company’s financial statements.

7th Paragraph - Without prejudice to the above, the Audit Committee will also perform the roles of an audit committee under United States laws, specially the Sarbanes-Oxley Act of 2002.

8th Paragraph - The members of the Audit Committee will select one of their peers to act as chairman, which shall be an independent member of the Board of Directors and will be in charge of convening Extraordinary Meetings and determining the agenda for meetings, provided that the Audit Committee shall meet at least prior to the publication of any financial statements. All decisions of the Audit Committee shall be recorded in minutes signed by all members present.

9th Paragraph - The Audit Committee’s internal charter shall provide rules and procedures regarding its activities and meetings supplemental to these Bylaws.

10th Paragraph - The Audit Committee, or its chairman, shall meet with the Board of Directors at least quarterly and shall be present at any Shareholder’s Meeting.

SECTION IV GOVERNANCE COMMITTEE

ARTICLE 27 - The Governance Committee shall be installed if the Controlling Shareholder holds an amount of shares that represents a Participation in the Dividends of less than thirty five percent (35%).

1st Paragraph - The Governance Committee, when installed, shall be comprised of at least three (3) members, with a majority being Independent Directors.

2nd Paragraph - The Governance Committee shall be chaired by an Independent Director, who shall have the power to call extraordinary meetings and determine the agenda of any meetings.

ARTICLE 28 - The Governance Committee is responsible for the following decisions:

a)	opining on the appointments of Independent Directors chosen by the Controlling Shareholder, provided that it may issue a confidential opinion prior to the Shareholder’s Meeting upon consultation from the Controlling Shareholder;

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b)	opining on the composition of the Board of Directors with regard to the experience and professional qualification attributes that should be represented in the Board of Directors according to Paragraph 1 of Article 18;
c)	recommending to the Board of Directors corporate governance guidelines applicable to the Company and monitor its implementation;
d)	analyzing and approving annually the Company’s Code of Conduct; and
e)	analyzing and opining with regards to situations that create potential conflicts of interests between the Directors and the Company.

Sole Paragraph – In case the Governance Committee verifies that any Independent Director of the Board of Directors appointed by the Controlling Shareholder does not in fact meet the independence criteria (as set forth in the Regulation), the Audit Committee shall notify the Board of Directors so that the Board of Directors may notify the Controlling Shareholder and request the appointment of another member.

CHAPTER VI

FISCAL BOARD (CONSELHO FISCAL)

ARTICLE 29 - The Company shall have a Fiscal Board composed of three (3) to five (5) members and alternates in equal number. The Fiscal Board shall not be permanent. It shall only be elected and installed by the Shareholders’ Meeting upon the request of the shareholders, in the cases provided by Brazilian Corporate Law.

Sole Paragraph - The members of the Fiscal Board shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Fiscal Board Members (as defined in the Regulation). The members of the Fiscal Board shall, immediately after vested in office, inform the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 30 - The Fiscal Board shall meet whenever called by any of its members, at least once every three months. The operation of the Fiscal Board shall end on the Annual Shareholders’ Meeting subsequent to its installation, and reelection of its members is permitted.

ARTICLE 31 - The compensation of the members of the Fiscal Board shall be determined at the Shareholders’ Meeting during which they are elected.

CHAPTER VII

CORPORATE YEAR, FINANCIAL STATEMENT AND PROFIT ALLOCATION

ARTICLE 32 - The Company’s fiscal year shall have a term of one (1) year and shall end on the last day of December of each year.

ARTICLE 33 - At the end of each fiscal year the financial statements required by law shall be drawn up based on the Company’s accountancy:

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a)	Balance sheet;
b)	Statement of changes in net worth position;
c)	Statement of results of the fiscal year; and
d)	Statement of origin and application of resources.

1st Paragraph - Jointly with the financial statements of the fiscal year, the Board of Directors shall present during the Annual Shareholders’ Meeting a proposal on the destination to be given to the net profit, observing the provisions of Brazilian Corporate Law and these Bylaws.

2nd Paragraph - The Board of Directors may determine the preparation of balance sheets at any time, respecting provisions of law, and approve the distribution of intercalary dividends based on the profits verified.

3rd Paragraph - At any time, the Board of Directors may also deliberate the distribution of intermediary dividends, to the account of accumulated profits or reserve of existing profits.

4th Paragraph - The amount paid or credited as interest on equity capital under the terms of article 9, Paragraph 7 of Law nº 9.249/95, and the applicable laws and regulations, may be regarded as obligatory dividend and integrate the total value of the dividends distributed by the Company for all legal purposes.

5th Paragraph - Intermediate and intercalary dividends shall always be credited and considered as anticipation of the mandatory dividend.

ARTICLE 34 - From the results of the fiscal year, occasional accumulated losses and income tax provision shall be deducted from the results of the fiscal year prior to any participation.

1st Paragraph - Over the remaining profit calculated as described in this Section’s mainline, the statutory participation of the Managers shall be calculated to the maximum extent permitted by law.

2nd Paragraph - The net profit of the fiscal year after the deduction referred to in the previous paragraph, shall be applied as follows:

a)	five percent (5%) for the legal reserve until it reaches twenty percent (20%) of the Company’s paid up capital;

b)	twenty-five percent (25%) of the balance of the net profit of the fiscal year, after the deduction referred to in the previous paragraph and adjusted pursuant to article 202 of Brazilian Corporate Law, shall be used to pay mandatory dividend to all of its shareholders;
c)	every time the amount of the minimum dividend is greater than the amount of the realized part of the fiscal year, the administration may suggest, and a Shareholders’ Meeting approve, the destination of the excess to the constitution of profit reserve to be realized, pursuant to article 197 of Brazilian Corporate Law; and

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d)	the remaining balance shall have the destination attributed to it by the Board of Directors, provided it has been approved during the Shareholders’ Meeting, or it has not been decided otherwise, pursuant to article 196 of Brazilian Corporate Law.

CHAPTER VIII LIQUIDATION

ARTICLE 35 - The Company shall be liquidated in the cases established by law or by virtue of a decision of the Shareholders’ Meeting, and shall be extinguished at the end of the liquidation process.

Sole Paragraph - The Board of Directors shall appoint the liquidator and determine the process and the directives to be observed and shall establish its compensation.

CHAPTER IX

RULES CONCERNING THE TRANSFER OF SHARES

ARTICLE 36 - The Controlling Shareholder, as established on March 23, 2015, shall observe the following restrictions concerning the transfer of 31,463,850 (thirty one million, four hundred sixty three thousand, eight hundred and fifty) preferred shares held on March, 23th 2015:

a)	31,463,850 (thirty one million, four hundred sixty three thousand, eight hundred and fifty) preferred shares must be held by the Controlling Shareholder and its permitted transferees, pursuant to the terms established in the 1st and 2nd paragraphs of this Article 36, without interruption until March, 23th 2016; and
b)	after the time period established in clause “a” above, the Controlling Shareholder and its permitted transferees, pursuant to the terms established in the 1st and 2nd paragraphs of this Article 36, shall hold, without interruption, at least 15,731,925 (fifteen million, seven hundred and thirty one thousand, nine hundred twenty five) preferred shares, being permitted to transfer 15,731,925 (fifteen million, seven hundred and thirty one thousand, nine hundred twenty five), without being subject to the restrictions of Article 37 below.

1st Paragraph - Until March 23, 2017, the Controlling Shareholder, as determined on March 23, 2015, shall only be allowed to transfer preferred shares covered by this Article 36 in private transactions, outside of a stock exchange or organized over-the-counter market, to acquirers who agree to comply with the restrictions provided in this Article 36. For the purposes of this paragraph, the sale by the Controlling Shareholder of preferred shares pursuant to a restricted efforts offering under CVM Rule No. 476/09, as amended, or a single block auction will be deemed to be a private transaction provided the acquirer of these shares agrees to be bound by the restrictions provided herein.

2nd Paragraph - Any subsequent private transfer of preferred shares initially transferred by the Controlling Shareholder, as determined on March 23, 2015, pursuant to the terms of the 1st paragraph above and the time restrictions established in this Article 36, shall

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only occur if the new acquirer of these preferred shares agrees to comply with the restrictions provided in this Article 36.

3rd Paragraph - The transfer restrictions of preferred shares provided in this Article 36 shall not apply to preferred shares derived from the conversion of common shares or that are acquired by the Controlling Shareholder after March 23, 2015.

ARTICLE 37 - The transfer of common shares owned by the Controlling Shareholder or of preferred shares resulting from the conversion of common shares, shall be subject to the restrictions of this Article 37.

1st Paragraph - The transfer of common shares owned by the Controlling Shareholder or of preferred shares resulting from the conversion of common shares, in one or more private transactions, outside of an exchange or organized over-the-counter market, shall only be allowed, independently of the percentage of common shares or preferred shares subject to such transaction, if the acquirer of those common shares or preferred shares agrees not to transfer the acquired shares on an exchange or organized over-the-counter market for twelve (12) months commencing on the date of the transaction. In these cases, the Controlling Shareholder shall not make a new private transfer, outside of a stock exchange or a block trade, of common shares or preferred shares resulting from the conversion of common shares for six (6) months commencing on the date of the transaction.

2nd Paragraph - Any subsequent private transfer of the shares initially transferred by the Controlling Shareholder pursuant to the terms of the 1st paragraph above within the twelve (12) month period shall only occur if the new acquirer agrees not to transfer such shares on an exchange or organized over-the-counter market until the end of the twelve (12) months commencing on the date that such shares were transferred by the Controlling Shareholder.

3rd Paragraph - Except in the case of an organized sale process, as provided in the 4th paragraph below, the Controlling Shareholder shall not transfer, in any transaction on an exchange or organized over-the-counter market, a number of preferred shares that represents a Participation in the Dividends greater than three percent (3%). Any sale on an exchange or organized over-the-counter market shall automatically impede the Controlling Shareholder from making a new transfer of preferred shares, on an exchange or organized over-the-counter market, for at least six (6) months commencing on the date such sale occurs, without prejudice to the provisions of the 4th paragraph below.

4th Paragraph - The transfer of preferred shares that represent Participation in the Dividends greater than three percent (3%) shall only be made through a public offering registered with the CVM, the Controlling Shareholder in this case will be subject only to the transfer restrictions that are part of the public offering.

ARTICLE 38 - The transfer restrictions contemplated in this Chapter IX shall cease definitively and immediately at the moment in which (a) a public tender offer for the acquisition of shares occurs as a result of the transfer of control of the Company as

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provided in Article 40; or (b) the Controlling Shareholder holds an amount of shares in the Company that represents Participation in the Dividends equal to or less than fifteen percent (15%).

Sole Paragraph – In case the Controlling Shareholder has Participation in the Dividends greater than fifteen percent (15%) and is part of a group of shareholders, acting together through a shareholders agreement or through any other means, the restrictions provided in this Chapter IX will not apply to shareholders of the controlling group who hold less than fifteen percent (15%) of the Participation in the Dividends. In order to calculate the Participation in the Dividends for purposes of this Article 38, all of the shares of the Company owned by the shareholder that are under common Control of the shareholder should be aggregated.

ARTICLE 39 - In case the Controlling Shareholder acquires preferred shares after March, 23th 2015, such Controlling Shareholder shall be allowed to transfer preferred shares in amounts equal to the preferred shares acquired after such date, without the application of any restriction provided in Articles 37 and 38 on the transfer of such preferred shares.

CHAPTER X

TRANSFER OF THE CORPORATE CONTROL, CANCELLATION OF THE REGISTRATION OF PUBLICLY HELD COMPANY THE DISCONTINUATION OF THE DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES AND OF THE ACQUISITION OF THE RELEVANT PARTICIPATION

ARTICLE 40 - Without prejudice to Chapter IX of these Bylaws, the disposal of control of the Company, whether by one single transaction or in a series of successive transactions shall be carried out on precedent or resolutive condition, namely, that the Buyer (as defined in the Regulation) undertakes to tender a public offer for the acquisition of further shares held by the other shareholders in the Company, observing the conditions and terms provided for in applicable law and the Regulation, so that they may be accorded the same treatment as the Selling Controlling Shareholder (as defined in the Regulation).

Sole Paragraph - The price of the public offer referred in the caput of this article (a) shall be the price paid per share of the block of control, for the holders of preferred and common shares of the Company with voting rights, and (b) shall be equal to thirty-five (35) times the price paid for the block of control for the owners of preferred shares of the Company.

ARTICLE 41 - The public offer referred in the previous article will also be mandatory:

a)	when there has been a paid assignment of subscription rights for shares and other securities or rights related to share convertibles, that may result in Disposal of the Company’s Share Control (as defined in the Regulation); and
b)	whenever there has been disposal of controlling interest in a company that holds the Company’s Share Control (as defined in the Regulation); in such case, the Selling Controlling Shareholder shall be obliged to inform the BM&FBOVESPA the value

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ascribed to the company in under the aforesaid disposal transaction and attach supporting documents of such value.

ARTICLE 42 - Without prejudice to Chapter IX of these Bylaws, whoever acquires the Share Control of the Company, by means of a private share purchase agreement entered into with the Controlling Shareholder, whatever the amount of shares involved, shall be required to:

a)	tender the public offer referred in article 40 of these Bylaws; and
b)	pay, in the terms described below, amount equal to the difference between the price of the public offer and the value paid for share bought on the stock exchanges over the period of six (6) months prior to the date of the acquisition of Company’s Control, duly updated until the payment date, provided that the amount to be paid per preferred share pursuant to the terms in this clause (b) shall correspond to thirty- five (35) times the price paid per common share. Said amount shall be distributed among all the persons selling the Company’s shares in the floor sessions in which the Purchaser (as defined in the Regulation) effected the acquisitions, proportionally to the net daily selling balance of each person, it being the duty of the BM&FBOVESPA to carry out the distribution, under the terms of its regulations.

ARTICLE 43 - The Company shall not register any transfer of shares for the Buyer (as defined in the Regulation) or to those who come to hold the Share Control (as defined in the Regulation) while they do not execute the Statement of Consent from Controlling Shareholders (as defined in the Regulation).

ARTICLE 44 - The Company shall not register shareholders’ agreements that include provisions on the exercise of Share Control while its signatories do not sign the Statement of Consent from Controlling Shareholders.

ARTICLE 45 - It is hereby established the obligation of the Controlling Shareholder or the Company to launch a public tender offer for acquisition of shares for cancellation of registration as a publicly held company. The minimum price to be offered shall correspond to the Economic Value verified in the appraisal report referred in item 10.1 of the Regulation, respecting the legal and regulatory applicable rules and observing the different economic rights of each class of shares.

ARTICLE 46 - It is hereby established the obligation:

a)	of the Controlling Party to launch a public tender offer for acquisition of shares pertaining to the other shareholders of the Company, in case of exit of the Company of the Level 2, so that the shares of the Company are registered for negotiation outside of Level 2; and
b)	of the Controlling Party to launch a public tender offer for acquisition of shares pertaining to the other shareholders of the Company, in case of a corporate restructuring after which the resulting company does not have its securities admitted

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for trading in the Level 2, within one hundred and twenty (120) days counted from the date of the shareholders’ meeting at which the transaction was approved.

1st Paragraph - In both cases, the price to be offered shall correspond, at least, to the Economic Value to be calculated as according to the provisions of Section X of the Regulation, observing legal and regulatory applicable rules.

2nd Paragraph - The Controlling Shareholder is discharged from proceeding to the public tender offer of the shares referred to in the head paragraph of this article if the Company exits Level 2 of Corporate Governance by reason of the entry into an Agreement for listing of the Company’s shares in the special segment of the BM&FBOVESPA called Novo Mercado (“Novo Mercado”) or if the company surviving from a corporate reorganization obtains authorization for trading securities in the Novo Mercado within one hundred and twenty (120) days counted from the date of the general meeting at which the referred transaction was approved.

ARTICLE 47 - The appraisal report referred in Article 45 above shall be prepared by a specialized company or institution, with proven experience and independent from the decision-making body of the company, its senior managers and/or controlling shareholders, provided that such report shall also comprise with provisions of paragraph 1 of article 8º of Brazilian Corporate Law without prejudice of the liability set out in paragraph 6 of the same article of the Law.

1st Paragraph - The choice of the institution or specialized company responsible for the determination of the Economic Value of the Company is of exclusive competence of the Shareholders’ Meeting, as of the presentation, by the Board of Officers, of a triple list, and such deliberation shall, blank votes not being computed to that end, and being each share, irrespective of kind or class, shall carry one vote, be taken by the majority of votes, of the shareholders representative of the Shares on the Market (as defined in the Regulation) present in such shareholders’ meeting, which, if installed in the first call, shall count with the presence of shareholders that represent, at least, twenty percent (20%) of the total Shares on the Market or, if installed on the second call, may count with the presence of any number of shareholders representative of the Shares on the Market.

2nd Paragraph - The costs for preparation of the appraisal report shall be undertaken in whole by the offering shareholder.

ARTICLE 48 - In the event there is no Controlling Shareholder, in case it is approved the exit of the Company of Level 2 of Corporate Governance segment, in order that the securities issued thereby may be listed for trading outside the Level 2 of Corporate Governance segment, or by reason of a corporate reorganization in which the company surviving from such corporate reorganization does not have its securities admitted for trading in the Level 2 of Corporate Governance segment or in the “Novo Mercado” segment within one hundred and twenty (120) days counted from the date of the general meeting

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at which the referred transaction was approved, said exit will be conditioned on a public tender offer being carried out under the same conditions provided for in article 46 above.

1st Paragraph - The general meeting at which the referred transaction was approved shall define the party(ies) responsible for carrying out the public tender offer, which, being present at the meeting, shall expressly undertake the obligation to carry out the public tender offer.

2nd Paragraph - In the absence of definition of the party(ies) responsible for carrying out the public tender offer, in case of corporate reorganization, pursuant to the terms of the 1st Paragraph above, it shall be the duty of the shareholders having voted favorably for the corporate reorganization to carry out the public offering.

ARTICLE 49 - The exit of the Company from the Level 2 of Corporate Governance segment by reason of failure to comply with the obligations provided for in the Regulation shall be conditioned on the public tender offer of the shares being effected, at least, for the Economic Value of the shares, to be determined in an appraisal report as mentioned in article 47 above, with due regard to the applicable legal and regulatory rules.

1st Paragraph - The Controlling Shareholder shall conduct the public tender offer provided for in the head paragraph of this article.

2nd Paragraph - In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article arises out of a decision made at the general meeting, the shareholders having voted favorably to the adoption of the resolution that gave rise to the respective noncompliance will conduct the public tender offer as set forth in the head paragraph of this article.

3rd Paragraph - In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article is due to a management’s act or fact, the directors of the Company shall call a shareholders’ meeting whose agenda shall be to adopt a resolution on how to remedy the noncompliance with the obligations provided for in the Regulation or, if the case may be, to decide that the Company shall exit from the Level 2 of Corporate Governance segment.

4th Paragraph - In case the general meeting mentioned in Paragraph 2 above shall decide that the Company shall exit from Level 2 of Corporate Governance segment, the referred general meeting shall define the party(ies) responsible for conducting the public tender offer provided for in the head paragraph of this article, which, being present at the meeting, shall expressly undertake the obligation to conduct the public tender offer.

ARTICLE 50 - Without prejudice to Articles 40 and 49 of these Bylaws, any person or group of persons (“Relevant Buyer”), who acquires or becomes the owner of, for any reason, shares of the Company that represents Participation in the Dividends equal to or greater than thirty percent (30%), independent of whether the shareholder was a shareholder of the Company prior to the specific transaction that results in the ownership of these shares, shall launch a public tender offer pursuant to this Article 50 (“30% Tender Offer”) for the acquisition of

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up to all shares of the Company, observing CVM’s applicable regulation, BM&FBOVESPA’s applicable regulation and the terms of this Article. The Relevant Buyer shall request the registration of, if applicable, or launch the 30% Tender Offer within thirty (30) days from the date of acquisition or the date of the event that resulted in the ownership of the shares or rights representing Participation in the Dividends equal or greater than thirty percent (30%).

1st Paragraph - The 30% Tender Offer shall (i) be open to all shareholders of the Company,

(ii) provide an auction to be carried out through the BM&FBOVESPA, (iii) be launched at the price determined in accordance with the second paragraph of this Article, and (iv) be paid in cash in Brazilian reais.

2nd Paragraph - The acquisition price in the 30% Tender Offer for each share of the Company shall be determined based on the greatest price paid by the Relevant Buyer per share of the Company in any negotiation, with respect to any kind or class, in the twelve (12) month period preceding the date in which the 30% Tender Offer becomes mandatory pursuant to the terms of this Article 50, adjusted for corporate events such as distribution of dividends and interest on stockholder’s equity, groupings, splits or warrants. If the greatest price paid by the Relevant Buyer in the twelve (12) month period refers to common shares, such price shall be the acquisition price in the 30% Tender Offer for each common share of the Company, and the acquisition price in the 30% Tender Offer for each preferred share shall be thirty-five (35) times the price of each common share. Inversely, if the greatest price paid by the Relevant Buyer in the twelve (12) month period refers to preferred shares, such price shall be the acquisition price in the 30% Tender Offer for each preferred share of the Company, and the acquisition price in the 30% Tender Offer for each common share shall be 1/35 times the price of each preferred share.

3rd Paragraph - Launch of a 30% Tender Offer does not preclude another shareholder or the Company from launching a competing tender offer according to the terms of the applicable regulation.

4th Paragraph - The Relevant Buyer shall meet any requests and requirements by the CVM within the prescribed timeframe of the applicable regulation.

5th Paragraph - If the Relevant Buyer does not comply with the obligations imposed by this Article, including with respect to the maximum timeframes (i) for the implementation or application to register, if applicable, the 30% Tender Offer; or (ii) to comply with any requests and requirements of the CVM, the Board of Directors of the Company may call a Shareholders’ Meeting, in which the Relevant Buyer will not be allowed to vote, to vote on the suspension of the rights of the Relevant Buyer who did not comply with any of the obligations imposed by this Article, in accordance with Article 120 of Brazilian Corporate Law, without prejudice to the responsibility of the Relevant Buyer for damages and losses caused to the other shareholders as a result of failing to comply with the obligations imposed by this Article 50.

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6th Paragraph - The calculation of the Participation in the Dividends that is equal to or greater than thirty percent (30%), pursuant to the terms in the caput of this Article 50, shall not include involuntary increases in the shareholders’ participation that result from the cancellation of treasury shares or reduction of the capital stock of the Company due to the cancellation of shares.

7th Paragraph - The obligation to make a 30% Tender Offer shall not apply to the Controlling Shareholder, as determined on March, 23th 2015, as well as its quotaholders, indirect partners, heirs and successors, provided that such Controlling Shareholder or its quotaholders, indirect partners, heirs and successors maintain, without interruption, ownership of a number of shares of the Company that represent a Participation in the Dividends equal to or greater than seven and a half percent (7.5%) from March, 23th 2015 until the date in which they acquire, or become owners, for whatever reason, of shares of the Company that represent Participation in the Dividends equal to or greater than thirty percent (30%), pursuant to the terms in the caput of this Article.

ARTICLE 51 - The Company or the shareholders responsible for the public tender offer for the acquisition of shares described in this Chapter X, in the Regulation or in the CVM regulation may conduct such offer through an intermediary that is a shareholder or a third- party. The Company or the shareholder, as the case may be, shall have the obligation to effect a public offer for the acquisition of shares until such public tender offer is concluded in accordance with the applicable laws.

ARTICLE 52 - A single public tender offer may be effected to fulfill more than one of the requirements in this Chapter X, the Regulation or CVM’s regulation, as long as it is possible to make the procedures required for each of the public tender offers compatible, the buyers in the offer are not harmed and CVM authorizes it, when required by applicable law.

CHAPTER XI INTERPRETATION

ARTICLE 53 - For purposes of these Bylaws:

a)	the Participation in the Dividends of any shareholder or represented by a certain number of shares shall be expressed as a percentage, without taking into consideration any profit or its distribution in a given fiscal year and shall be determined pursuant to the application of the following formula:

Whereas:

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PnD = expression in percentage of the Participation in the Dividends of the given shareholder;

XON = number of common shares of the Company held by the shareholder or involved in the specific transaction in question on the calculation date.

XPN = number of preferred shares of the Company held by the shareholder or involved in the specific transaction in question on the calculation date.

TON = number of total common shares issued by the Company on the calculation date. TPN = number of total preferred shares issued by the Company on the calculation date.

b)	Controlling Shareholder is a person or a group of persons (i) bound by agreements or voting contracts of any nature, directly or through controlling, controlled or sister companies; or (ii) where there exists a control relationship; or (iii) under common control (“Group of Shareholders”), that, in effect exercises the power to direct the social activities and guides the functioning of the Company’s bodies, directly or indirectly, in fact or by law, regardless of the interest actually held. There is a presumption of control with respect to persons or a Group of Shareholders who own shares that have given them an absolute majority of shareholder votes present at three (3) consecutive Shareholders’ Meetings, even if the amount of shares held does not give them an absolute majority of the voting shares.

CHAPTER XII GENERAL PROVISIONS

ARTICLE 54 - The situations not provided for in these bylaws shall be resolved by the Shareholders’ Meeting and regulated according to the provisions of Brazilian Corporate Law and the Regulation.

ARTICLE 55 - The Company, its Shareholders, its Senior Managers and the members of the Fiscal Board undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporate Law, Company’s Bylaws, in the rules issued by the National Monetary Council, the Brazilian Central Bank and the Securities Commission, as well in the other rules applicable to functioning of the securities market in general, as well as those of the Regulation, of the Sanctions Regulation (as defined in the Regulation), of the Agreement for Listing in the Level 2 of Corporate Governance of the BM&FBOVESPA, and of the Arbitration Regulation (as defined in the Regulation).

ARTICLE 56 - Dividends not received or claimed shall lapse within 03 (three) years from the date on which they were made available to the shareholder, and shall revert to the Company.

ARTICLE 57 - The Company shall observe the shareholder agreements registered in

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accordance with article 118 of the Corporations Law, with the administration refraining from registering transfers of shares contrary to their respective terms, and the President of the General Meeting and the President of the Board of Directors refraining from counting votes cast against the same agreements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer